As confidentially submitted to the U.S. Securities and Exchange Commission on August 1, 2025

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

___________________________

Cloud Data Holdings Corporation

(Exact name of registrant as specified in its charter)

___________________________

Cayman Islands	7379	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1507-1510 Office Tower, Convention Plaza
1 Harbor Road, Wan Chai, Hong Kong
(852) 7076-5882
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

___________________________

[            ]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________________

Copies to:

Yao Zhang, Esq. Shuang Li, Esq. Sunsea Law Group P.C. 3350 Shelby Street Suite 200 Ontario, CA 91764 +1 628-588-2348	Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road, Suite 260 Vienna, VA 22182 +1 (703) 919-7285

___________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED            , 2025

Cloud Data Holdings Corporation

            Ordinary Shares

This is the initial public offering of ordinary shares, par value US$0.0001 per share (the “Ordinary Shares,” and each an “Ordinary Share”), of Cloud Data Holdings Corporation (“Cloud Data” or the “Company”). The Company is offering              Ordinary Shares, representing approximately              of the Ordinary Shares following the completion of this offering (the “Offering”), assuming the underwriters do not exercise the over-allotment option. The underwriters may also purchase up to                Ordinary Shares within 45 days to cover over-allotments, if any. Prior to this Offering, there has been no public market for our Ordinary Shares. We anticipate that the initial public offering price will be between US$              and US$              per Ordinary Share.

The Company will apply to list its Ordinary Shares on the Nasdaq Capital Market under the symbol “            .” The closing of this Offering is conditioned upon the final approval from the Nasdaq Capital Market of our listing application.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Upon the completion of this Offering, we will have             Ordinary Shares issued and outstanding, assuming the underwriters do not exercise their option to purchase additional Ordinary Shares. See “Description of Share Capital” for more details. We will not be considered a “controlled company” as defined under the Nasdaq Stock Market Rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the completion of this Offering. See “Principal Shareholders.”

Cloud Data is a Cayman Islands holding company which does not have any substantive business operations by itself. It conducts all of its operations through the sole operating subsidiary in Hong Kong, Cloud Data Network Limited (“Cloud Data HK”). We currently do not have any operations in mainland China. We do not use a variable interest entity structure. As used in this prospectus, “we,” “us,” “our company,” or “our,” refer to Cloud Data Holdings Corporation and its subsidiaries. Investors in the Ordinary Shares are not purchasing equity securities of the Hong Kong operating subsidiary that have substantive business operations but instead are purchasing equity securities of a Cayman Islands holding company. This holding company structure involves unique risks to investors, and shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States.

We are subject to various legal and operational risks and uncertainties arising from our corporate presence in, and the significant operations of our sole operating subsidiary in, Hong Kong. According to Article 18 of the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), national laws of the People’s Republic of China (“PRC”) do not apply in Hong Kong except for those listed in Annex III to the Basic Law, which primarily cover matters such as the national flag, national anthem, and diplomatic privileges. As of the date of this prospectus, PRC laws and regulations relating to data protection, cybersecurity, and anti-monopoly enforcement have not been listed in Annex III, and therefore do not apply directly in Hong Kong. Additionally, there is no legislative mandate requiring the laws of Hong Kong to be aligned with those of the PRC. Despite the foregoing, the legal and operational risks that arise from operating in China may also apply to businesses operating in Hong Kong due to long-arm provisions under the current PRC laws and regulations, and we cannot assure you that such national laws will not be applied to businesses operating in Hong Kong in the future. Should the PRC government exert significant oversight over the current and future operations in Hong Kong, or exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers like us, we may face material adverse changes in our operations and/or value of our Ordinary Shares. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — All of our operations are conducted through our Hong Kong operating subsidiary. Due to the long-arm provisions under current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and/or cause the value of such securities to significantly decline or become worthless. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice, and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.” on page 16 of this prospectus.

Since our operations are in Hong Kong and Cloud Data HK collect, hold, process or use personal data in Hong Kong, we are subject to data privacy and protection laws, and in particular the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”). See “Risk Factor — Risks Relating to Doing Business in Hong Kong — Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.” on page 21 and “Regulation — Regulations Related to Our Business Operations in Hong Kong — Data Privacy” on page 76.

As advised by our PRC counsel, AllBright Law Offices (Fuzhou) (“PRC Counsel”), based on PRC laws and regulations effective as of the date of this prospectus and subject to the manner in which Cloud Data HK currently conducts its business outside of mainland China, the Company and its subsidiaries will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the Cyberspace Administration of China (the “CAC”) before listing in the United States. Should we have any future operations in mainland China and should (i) we fail to receive or maintain such permissions or approvals, (ii) we inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by respective PRC regulatory agencies. Further, as confirmed and advised by our PRC Counsel, AllBright Law Offices (Fuzhou), based on PRC laws and regulations as effective as of the date of this prospectus, we are not subject to the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”) or go through the filing procedures under the CSRC Filing Rules before our Ordinary Shares can be listed or offered in the U.S., because (i) we are headquartered in Hong Kong and most of our officers are employed by our HK operating subsidiary; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company directly or indirectly; (iii) all of our revenues and profits are generated by our subsidiary in Hong Kong, none of our business activities are conducted in mainland China, and we have not generated revenues or profits from mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; (v) pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). See “Risk Factors — Risks Relating to Doing Business in Hong Kong — There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or become worthless.” on page 19 of this prospectus.

We currently do not have cash management policies that dictate how funds are transferred between Cloud Data and its subsidiaries, and investors of our Company. Cash is usually transferred within our group in the following manners: (i) funds are transferred from the Company to Cloud Data BVI, and further to our operating subsidiary in Hong Kong, in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our operating subsidiary in Hong Kong to the Company through Cloud Data BVI. If the Company intends to distribute dividends to its shareholders, it will depend on payment of dividends from our operating subsidiary in accordance with the laws and regulations of Hong Kong, and the dividends will be distributed by the Company to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. See “Prospectus Summary — Cash Flows through Our Organization” on page 7.

The Company has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our Ordinary Shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Prospectus Summary — Cash Flows through Our Organization.” There could be limitations on our ability to transfer cash between the Company and its subsidiaries, and investors of our Company. See “Risk Factor — Risks Relating to Doing Business in Hong Kong — The Chinese government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong.” on page 17 of this prospectus.

Trading in our securities on U.S. markets, including Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of the position taken by authorities in a foreign jurisdiction. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”). Our auditor, Guangdong Prouden CPAs GP, headquartered in Mainland China, is subject to the determinations announced by the PCAOB on December 16, 2021. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA.

However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCAA, and U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. For more details, see “Risk Factors — Risks Relating to Doing Business in Hong Kong — Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. The delisting of the Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

You should read this prospectus, together with additional information described under the heading “Where You Can Find More Information,” carefully before you invest in any of our securities.

We are an “emerging growth company” under the U.S. federal securities laws and will be subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risks. See “Risk Factors” beginning on page 10 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

	Per Share	Total
Initial public offering price	US$	US$
Underwriting discount(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

____________

(1)      We have agreed to pay the underwriters a discount equal to 7% of the gross proceeds of the Offering. For additional information on underwriting compensation, see “Underwriting” beginning on page 99.

This Offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares offered by the Company if any such shares are taken. We have granted the underwriters an option, exercisable one or more times in whole or in part, to purchase up to 15% additional Ordinary Shares from us at the initial public offering price, less underwriting discounts, within 45 days from the pricing date of this Offering to cover over-allotments, if any. If the underwriter(s) exercise the option in full, with the initial public offering price per share at US$            , the total underwriting discounts payable to the underwriter(s) will be US$            , and the total proceeds to us, before expenses, will be US$            .

The underwriters expect to deliver the Ordinary Shares against payment in U.S. dollars in New York, New York on or about           , 2025.

PROSPECTUS DATED            , 2025.

You should rely only on the information contained in this prospectus or in any related free writing prospectus that we filed with the U.S. Securities and Exchange Commission. We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on our behalf or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the Ordinary Shares only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the sale of any ordinary share.

Neither we nor the underwriters have not taken any action to permit a public offering of the Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States Persons outside the United States who came into possession of this prospectus must inform themselves about and observe any restrictions relating to this Offering of the Ordinary Shares and the distribution of this prospectus outside of the United States.

Until             , 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade Ordinary Shares, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Conventions That Apply to This Prospectus

Unless otherwise indicated or the context otherwise requires and for purposes of this prospectus only:

•        “Articles” or “Articles of Association” are to the second amended and restated articles of association of our Company adopted on [        ], as amended, supplemented and/or otherwise modified from time to time;

•        “bandwidth” are to a measure of data transfer capacity, often relevant for pricing and service-level commitments;

•        “BVI” are to the British Virgin Islands;

•        “BVI Act” are to the BVI Business Companies Act, as amended, supplemented or otherwise modified from time to time;

•        “cabinet,” or “rack” are to standardized enclosures used to physically house multiple servers and network devices within an IDC;

•        “Cloud Data BVI” are to “Cloud Data (BVI) Holdings Corporation,” a company incorporated under the laws of the BVI on August 20, 2024, and wholly-owned by the Company after the Reorganization;

•        “Cloud Data HK” and “our operating subsidiary” are to Cloud Data Network Limited, a company incorporated under the laws of Hong Kong with limited liability, a direct wholly owned subsidiary of Cloud Data BVI and our sole operating subsidiary;

•        “Companies Act” are to the Companies Act (as revised) of the Cayman Islands, as amended from time to time;

•        “Company” and “Cloud Data” are to Cloud Data Holdings Corporation, an exempted company incorporated in the Cayman Island with limited liability on August 8, 2024, which will issue the Ordinary Shares being offered;

•        “Controlling Shareholder” and “Mr. Liao” are to Mr. Chang Liao, who beneficially owns an aggregate of 7,650,000 Ordinary Shares through his wholly owned company Qiantian Holdings Limited, which will represent approximately           % of the total issued and outstanding Ordinary Shares, representing approximately           % of the total voting power, immediately after the completion of this Offering, assuming the underwriters do not exercise their over-allotment option. See “Management” and “Principal Shareholders” for more information;

•        “Enterprise-level Data Center” are to large-scale data center designed to serve the needs of major enterprises and institutions. It is typically equipped with highly reliable infrastructure to meet stringent requirements for data security and business continuity, supporting enterprises’ day-to-day operations, enterprise data centers provide robust computing and storage.

•        “Exchange Act” are to the US Securities Exchange Act of 1934, as amended;

•        “GW” are to gigawatts, a measure of the total power capacity available to support data center operations;

•        “HKD” or “HK$” are to Hong Kong dollar(s), the lawful currency of Hong Kong;

•        “Hong Kong” are to the Hong Kong special administrative region of the People’s Republic of China;

•        “IDC” are to Internet Data Center, a specialized facility used to house computing infrastructure and networking equipment;

•        “IPO” are to an initial public offering of securities;

•        “Memorandum” or “Memorandum of Association” are to the amended and restated memorandum of association of our Company adopted on [        ], as amended, supplemented and/or otherwise modified from time to time;

ii

•        “Memorandum and Articles” or “Memorandum and Articles of Association” are to the Memorandum of Association and the Articles of Association;

•        “Mbps (Megabits per second)” and “Gbps (Gigabits per second)” are units of data transfer speed used to measure network bandwidth, and 1 Gbps equals 1,000 Mbps;

•        “Nasdaq” are to Nasdaq Stock Market LLC;

•        “Ordinary Shares” are to our ordinary shares, par value $0.0001 per share;

•        “PCAOB” are to Public Company Accounting Oversight Board;

•        “PRC” or “China” are to the People’s Republic of China, and “mainland China”, unless otherwise specified herein, are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, the Hong Kong Special Administrative Region, and the Macau Administrative Region;

•        “PRC government” or “PRC authorities”, or variations of such words or similar expressions, are to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China, for the purposes of this prospectus only;

•        “PRC laws” are to all applicable laws, statues, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;

•        “SEC” or “U.S. Securities and Exchange Commission” are to the United States Securities and Exchange Commission;

•        “Securities Act” are to the U.S. Securities Act of 1933, as amended;

•        “U.S. dollars” or “US$” or “$” or “USD” or “dollars” are to United States dollar(s), the lawful currency of the United States; and

•        “U.S. GAAP” refers to the accounting principles generally accepted in the United States of America.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Frost & Sullivan to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to uncertainties and risks due to variety of factors, including those described in the “RISK FACTORS” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

iii

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus. It may not contain all the information that is important to you. You should carefully read the entire prospectus and the other documents referred to in this prospectus before making an investment in our Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections titled “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. For additional information, see “Where You Can Find More Information” in this prospectus.

Overview

The Company is a holding company incorporated in the Cayman Islands. All substantive business operations are conducted by our Hong Kong subsidiary, Cloud Data HK, which is an integrated internet infrastructure service provider. Our business is structured across three operating segments: (i) Internet data center (IDC) services, where we procure servers, IP addresses, and bandwidth from upstream suppliers and integrate these external resources into comprehensive service packages for which we assume primary responsibility for service delivery to enterprise customers; (ii) IDC connectivity services, where we support IDC infrastructure provider customers by facilitating their service delivery to downstream clients through contract processing management, downstream client relationship management, and standby technical support; and (iii) Other services, which include the aggregation and customization of cloud resources into comprehensive service packages, as well as standalone technical support services tailored to address diverse customer needs. We operate under an asset-light model and do not own or operate any self-built data centers, servers, or proprietary cloud platforms as of the date of this prospectus. This allows us to achieve operational flexibility and reduce capital expenditures by primarily procuring IDC capacity and network transmission services from third-party providers. By leveraging upstream supplier resources, we help customers reduce the complexity of managing their IT infrastructure across multiple platforms and vendors. Pricing for these tailored solutions is determined by resources usage, service level requirements, and contract duration.

The Hong Kong IDC markets have experienced strong and sustained growth, underpinned by increasing demand from technology, fintech, e-commerce, and multinational enterprises for low-latency, high-security infrastructure. According to the F&S Report (as defined below), Hong Kong’s IDC installed capacity reached approximately 1.6GW in 2024 and is expected to grow at a compound annual growth rate (CAGR) of 13.4% through 2029. Market revenue expanded from approximately US$2.0 billion in 2020 to about US$3.6 billion in 2024, representing a CAGR of 14.8%, and is projected to rise to US$6.9 billion in 2029. In parallel, Hong Kong’s cloud services market has accelerated, expanding from approximately US$731.5 million in 2020 to approximately US$1,630.6 million in 2024, and projected to reach approximately US$3,451.6 million by 2029, becoming an increasingly important component of the region’s digital economy. These local developments are part of broader global trends. The global IDC industry provides the foundational infrastructure for digital services such as cloud computing, artificial intelligence, and cross-border e-commerce. The number of Enterprise-level Data Center worldwide increased at a CAGR of 3.6% from 2020 to 2024 and is expected to continue expanding. The Asia-Pacific region, particularly Southeast Asia and other developing markets, has emerged as the most dynamic area for IDC growth in recent years, driven by rising demand for scalable, high-performance digital infrastructure. Meanwhile, the global cloud services market has grown at a CAGR of approximately 24.0% from 2020 to 2024, becoming a critical enabler of digital transformation across sectors. For the fiscal years ended March 31, 2024 and 2025, our customers primarily included technology companies based in Hong Kong and Canada. Looking ahead, we plan to selectively expand into international markets and pursue strategic partnerships within the IDC and cloud service supply chains. We believe the structural growth of the Hong Kong market, together with global momentum in digital infrastructure and cloud services, will support our long-term development.

For the fiscal years ended March 31, 2024 and 2025, our total revenue increased from US$2.29 million to US$3.00 million, representing a year-over-year growth of 31.2%, primarily driven by the continued expansion of our IDC connectivity services, with revenue from this segment rising to US$2.08 million in fiscal 2025 compared to US$1.66 million in fiscal 2024. Revenue from our other services also saw significant growth, increasing from US$37,470 in fiscal 2024 to US$420,220 in fiscal 2025. Our IDC services revenue decreased slightly to US$498,673 in fiscal 2025 from US$593,023 in fiscal 2024, largely due to decreased demand for IDC services in Taiwan. Our gross margin improved from 55.0% to 57.2%. We believe our flexible service model and focus on integration position us well to capture future growth opportunities as enterprise customers continue to seek scalable and cost-efficient infrastructure solutions.

Our Competitive Strengths

We attribute the following competitive strengths to our growing success, and we believe that they will continue to provide us with the long-term competitive advantages:

•        Value-added integration of upstream resources

•        Focused B2B service delivery model

•        Strong management team with industry expertise

•        Strong supplier relationships and flexible sourcing model

Our Growth Strategies

We intend to grow our business using the following key strategies:

•        Focus on continuous improvement of our service framework and customer experience

•        Enhance service integration and network optimization

•        Selectively pursue international expansion

•        Diversify customer base and enhance service value

Summary of Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “RISK FACTORS” section starting on page 10 of this prospectus. These risks include, but are not limited to, the following:

Risks Relating to Our Business and Industry

•        Our historical growth may not be indicative of our future performance, and our revenue and operating results may fluctuate significantly. (page 10)

•        A substantial part of our business depends on clients continuing their use of our services. Any decline in our client retention would harm our future operating results. (page 11)

•        As we do not currently operate our own data centers, we have limited control over the physical and technical performance of these facilities. Failures on the part of our suppliers could impact our service levels and damage our reputation. (page 11)

•        We rely entirely on third-party infrastructure, systems, and service providers, and any disruption, degradation, or loss of access to these external resources could materially and adversely affect our operations and reputation. (page 11)

•        We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties. (page 12)

•        Our insurance coverage may be inadequate to protect us from potential losses. (page 12)

•        Our business is substantially dependent on a limited number of suppliers, creating significant concentration risk that could materially adversely affect our operations and financial performance. (page 12)

•        We have entered into transactions with related parties, some of which are also our major suppliers. (page 13)

•        We rely on third-party platforms and infrastructure to support our operations, and cybersecurity risks could disrupt our services, damage our reputation, and adversely affect our business. (page 13)

•        We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues. (page 13)

•        We may not be able to attract and retain our core management team and other key personnel for our operation. (page 14)

•        We may be unable to successfully implement our future business plans and objectives. (page 14)

•        As we lease a property for our business operations, we are exposed to risks in relation to unpredictable and increasing rental and relocation costs. (page 14)

•        We may be subject to litigation, arbitration, or other legal proceeding risk. (page 15)

•        If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. (page 15)

Risks Relating to Doing Business in Hong Kong

•        All of our operations are conducted through our Hong Kong operating subsidiary. Due to the long-arm provisions under current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and/or cause the value of such securities to significantly decline or become worthless. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice, and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. (page 16)

•        The Chinese government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. (page 17)

•        The Hong Kong legal system embodies uncertainties that could limit the legal protections available to you and us. (page 17)

•        It may be difficult for overseas regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong. (page 18)

•        Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements. (page 19)

•        There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or become worthless. (page 19)

•        Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business. (page 21)

•        Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations. (page 22)

•        If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or become worthless. (page 22)

•        Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. The delisting of the Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. (page 23)

•        The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price, and reputation. (page 25)

•        The enactment of the PRC law on Safeguarding the Hong Kong National Security Law could impact Cloud Data HK. (page 25)

•        If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, this Offering, and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably. (page 26)

•        A downturn in the Hong Kong, mainland China, or global economy, or a change in the economic and political policies of China, could materially and adversely affect our business and financial condition. (page 26)

•        Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition, and results of operations. (page 27)

Risks Relating to Our Ordinary Shares and This Offering

•        There has been no public market for our Ordinary Shares prior to this Offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all. (page 27)

•        The trading price of the Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control, which could result in substantial losses to investors. (page 28)

•        If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline. (page 29)

•        We currently do not expect to pay dividends in the foreseeable future after this Offering and you must rely on the price appreciation of our Ordinary Shares for return on your investment. (page 29)

•        Because our initial public offering price is higher than our net tangible book value per share, you will experience immediate dilution. (page 29)

•        You must rely on the judgment of our management as to the use of the net proceeds from this Offering, and such use may not produce income or increase our share price. (page 29)

•        Substantial future sales or perceived potential sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline. (page 30)

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. (page 30)

•        We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. (page 30)

•        We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. (page 31)

•        There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Ordinary Shares. (page 31)

•        We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.” (page 32)

Corporate History and Structure

We commenced our operations in 2013. On June 4, 2013, Cloud Data HK was incorporated under the laws of Hong Kong. As of the date of this prospectus, we conduct all of our business operations through Cloud Data HK.

In connection with the proposed initial public offering of the Company’s shares, we undertook certain corporate restructuring activities to establish an offshore structure with the Company as our ultimate holding company (the “Reorganization”) which does not have any substantive business operations by itself. On August 8, 2024, the Company was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act (as revised) of the Cayman Islands (the “Companies Act”). On August 20, 2024, Cloud Data BVI was incorporated under the BVI Act as an intermediary holding company. As part of the Reorganization, Cloud Data BVI acquired all of the equity interests in Cloud Data HK on July 14, 2025.

The chart below illustrates our corporate structure after the completion of the Reorganization and as of the date of this prospectus.

For a more detailed description of our history, see “Corporate History and Structure” in this prospectus.

Holding Company Structure

The Company is an exempted company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations through our operating subsidiary. The Ordinary Shares offered in this Offering are shares of the Cayman Islands holding company, instead of shares of our operating subsidiary. Investors in our Ordinary Shares should be aware that they may never directly hold equity interests in our operating subsidiary.

As a result of our corporate structure, our ability to pay dividends to our shareholders depends upon dividends paid by our operating subsidiary. If our existing operating subsidiary or any newly formed ones incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us.

Corporate Information

We were incorporated in the Cayman Islands on August 8, 2024. The principal executive office of our operating subsidiary is located at 1507-1510 Office Tower, Convention Plaza, 1 Harbor Road, Wan Chai, Hong Kong. Our telephone number at this address is (852) 7076-5882. Investors should submit any inquiries to the address and telephone number of our principal executive office. Our registered office in the Cayman Islands is located at McGrath Tonner Corporate Services Limited, Genesis Building, 5th Floor, Genesis Close, PO Box 446, Cayman Island, KY 1-1106. Our agent for service of process in the U.S. is            located at            .

Our principal website is http://www.cd510.com. The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the benefits of this extended transition period provided under the JOBS Act for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this Offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We are an “emerging growth company” as the term is used in the JOBS Act and, as such, we are subject to certain reduced public company reporting requirements. See the applicable disclosure under “Risk Factors — Risks Relating to Our Ordinary Shares and This Offering — We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.”

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt under the Exchange Act from, among other things, the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. As a foreign private issuer, we are not generally required to provide quarterly financial information to the shareholders. However, once listed on Nasdaq, we will be required to file an interim balance sheet and income statement as of the end of our second quarter. The information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance requirements.

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of the position taken by authorities in a foreign jurisdiction. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and

Hong Kong (the “2021 Determinations”), including our auditor. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly.

However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future.

The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCAA, and U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. For more details, see “Risk Factors — Risks Relating to Doing Business in Hong Kong — Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. The delisting of the Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

We currently do not have cash management policies that dictate how funds are transferred among the Company, its subsidiaries, and our shareholders. Cash is usually transferred within our group in the following manner: (i) funds may be transferred to Cloud Data HK from the Company as needed through Cloud Data BVI, in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by Cloud Data HK to the Company through Cloud Data BVI.

In the fiscal years ended March 31, 2024 and 2025 and as of the date of this prospectus, the Company did not transfer any cash to or from any of its subsidiaries, except for the cash transfers within our group in connection with the Reorganization.

The ability of the Company to pay dividends, if any, to its shareholders and to service any debt it may incur will depend upon dividends paid by its subsidiaries, particularly our Hong Kong subsidiary that conduct all our business operations. The Company has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our Ordinary Shares. On July 31, 2024, the board of directors of Cloud Data HK approved and declared a dividend distribution of US$588,020 to Mr. Liao. The dividend was fully paid on September 24, 2024. Except as stated above, no other dividends have been declared or paid by the Company or its subsidiaries during the two fiscal years ended March 31, 2024 and 2025, and as of the date of this prospectus. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Market and Industry Data

This prospectus contains market data, industry data, estimates and forecasts concerning our industry that were obtained from third-party sources including market research databases, publicly available information, and industry publications and reports, including internal surveys and industry forecasts. We have relied on certain data from such sources we believe to be reliable based on our management’s knowledge of the industry, but the accuracy and completeness of such information is not guaranteed. We have not sought the consent of the sources to refer to such publicly available information in this prospectus, and we have not independently verified the accuracy or completeness of the data. In addition, we do not necessarily know what assumptions and limitations regarding general economic growth were used or were applicable in preparing the third-party forecasts we cite, and you are cautioned not to place undue reliance on these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per share
Ordinary Shares offered by us	Ordinary Shares (or Ordinary Shares if the underwriters exercise the option to purchase additional Ordinary Shares in full)
Ordinary Shares outstanding immediately before this Offering	17,000,000 Ordinary Shares
Ordinary shares outstanding immediately after this Offering	Ordinary Shares (or Ordinary Shares if the underwriters exercise the option to purchase additional Ordinary Shares in full)
Over-allotment option to purchase additional Ordinary Shares

We have granted the Representative an option to purchase up to            additional Ordinary Shares, representing 15% of the Ordinary Shares sold in the offering, at the initial public offering price within 45 days of the date of this prospectus, less underwriting discounts, solely for the purpose of covering over-allotments.

Use of proceeds

We intend to use our net proceeds from this Offering as follows:

•   approximately 33% is expected to be used to support the development and expansion of our data center infrastructure in Hong Kong;

•   approximately 25% is expected to be used to support the establishment of data center operations in Japan as part of our international market expansion; and

•   approximately 42% is expected to be used for the development and enhancement of our proprietary network monitoring and optimization systems to strengthen our value-added service offerings; and

•   the balance for general corporate purposes, which may include funding working capital needs and potential strategic investments and acquisitions, although we have not identified any specific strategic investments and acquisition opportunities.

Lock-up

Our directors, officers and all holders of the Company’s securities (including warrants, options, convertible securities, and Ordinary Shares of the Company) have agreed with the underwriters not to offer, issue, sell, encumber, grant any option for the sale of or otherwise dispose of any of the securities for a period of three (3) months starting from the pricing date of this Offering without the written consent of the Representative. See “Shares Eligible for Future Sale” and “Underwriting.”

Listing

We intend to apply for the listing of the Ordinary Shares on the Nasdaq Capital Market under the symbol “        .” The Ordinary Shares will not be listed on any other stock exchange or traded on any automated quotation system.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in the Ordinary Shares.
Transfer Agent	[ ]
Payment and settlement	The underwriters expect to deliver the Ordinary Shares against payment on or about , 2025.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and elsewhere in the prospectus as referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Relating to Our Business and Industry

Our historical growth may not be indicative of our future performance, and our revenue and operating results may fluctuate significantly.

Hong Kong’s IDC market has shown strong and sustained growth, supported by a stable policy environment, a sound regulatory and compliance framework, and increasingly integrated data collaboration with mainland China. According to the F&S Report, the market expanded from approximately US$2.0 billion in 2020 to about US$3.6 billion in 2024, representing a compound annual growth rate (CAGR) of 14.8%, and is projected to reach around US$6.9 billion by 2029, with a forecasted CAGR of approximately 14.0%. Meanwhile, the cloud services market in Hong Kong has also accelerated, growing from approximately US$731.5 million in 2020 to approximately US$1,630.6 million in 2024, becoming an increasingly important part of the digital economy in the Asia-Pacific region. These favorable market trends have contributed to our growth in recent years. However, our operating history may not serve as an adequate basis for evaluating our prospect and operating results, and our historical growth may not be indicative of our future growth or financial results.

As we expand our business and scale our operations, we face new challenges that may affect our ability to sustain past growth rates. These include potential pressure on our margins, operational complexity, and the need to adapt to shifting customer preferences. Our future revenues and operating results are also inherently unpredictable and may fluctuate significantly due to a range of factors, including:

•        Fluctuations in customer demand for IDC-related resources, such as IP addresses, server rentals, and bandwidth;

•        Changes in pricing, utilization rates, and contract terms;

•        Pricing pressure or changes in upstream supplier costs, particularly for IDC capacity and network transmission;

•        Delays in customer onboarding, IDC capacity expansion, or new facility partnerships;

•        Evolving market preferences, including migration to cloud-native architectures or hyperscale cloud providers;

•        Evolving data compliance requirements, sustainability expectations, or jurisdiction-specific data handling regulations;

•        Regulatory developments or technological shifts affecting our service offerings.

In addition, competitive pressures, particularly from service providers with broader geographic reach, better pricing, or more advanced technologies, may impair our customer retention and growth. These risks may be exacerbated by macro-economic conditions and changes in the broader digital infrastructure landscape.

Therefore, there can be no assurance that we will be able to maintain the same pace of growth or replicate our past success as our business evolves. If we fail to adapt to changing market conditions or are unable to execute our growth strategies effectively, our results of operations, financial condition, and prospects may be materially and adversely affected.

A substantial part of our business depends on clients continuing their use of our services. Any decline in our client retention would harm our future operating results.

We do not have long term contracts with most of our clients, and therefore rely on their continued use of our services. As a result, client retention, particularly during periods of declining transactional volume, is an important part of our strategic business plan. There can be no assurance that our clients will continue to use our services to meet their ongoing needs, particularly in the face of competitors’ products and services offerings. Our client retention rates may decline due to a variety of factors, including:

•        our inability to demonstrate to our clients the value of our services;

•        the price, performance and functionality of our services;

•        the availability, price, performance and functionality of competing products and services;

•        our clients’ ceasing to use or anticipating a declining need for our services in their operations;

•        consolidation in our client base;

•        the effects of economic downturns and global economic conditions; or

•        reductions in our clients’ spending levels.

If our retention rates are lower than anticipated or decline for any reason, our net sales may decrease and our profitability may be harmed, which could negatively impact our results of operations, financial position and cash flow.

As we do not currently operate our own data centers, we have limited control over the physical and technical performance of these facilities. Failures on the part of our suppliers could impact our service levels and damage our reputation.

We primarily rely on third-party service providers to supply IDC infrastructure and network transmission services that are essential to the delivery of our service offerings. As of the date of this prospectus, we do not operate our own data centers, and therefore, we have limited control over the operational performance, maintenance standards, security protocols, and overall reliability of these facilities.

Any failure, disruption, or under-performance by our suppliers, such as power outages, bandwidth congestion, equipment malfunction, or security breaches, could interrupt or degrade the quality of services we provide to our customers. Even if such events are not caused by us, we may nevertheless be held responsible by customers or face reputational harm. In addition, if our suppliers are unable or unwilling to meet the service level standards we require, we may incur costs or be required to allocate additional resources to resolve customer issues.

Furthermore, if any of our major third-party providers terminates or fails to renew its contractual relationship with us on favorable terms, or at all, we may not be able to secure suitable replacement providers in a timely manner, or on commercially reasonable terms. Also see “— We rely entirely on third-party infrastructure, software, and technology systems, and our business and reputation could suffer if these third-party systems and services are no longer available to us.” Additionally, we may need to adjust to changes in the licensing terms or service standards of these providers. Any material degradation in service quality could adversely impact customer satisfaction and our competitive position.

We rely entirely on third-party infrastructure, systems, and service providers, and any disruption, degradation, or loss of access to these external resources could materially and adversely affect our operations and reputation.

We do not own or operate any self-built data centers, cloud platforms, or core infrastructure systems. Instead, our business model is entirely dependent on upstream third-party providers for IDC resources and cloud services. These third-party providers are critical to our ability to assemble and deliver service packages to customers. If any of these upstream providers experience technical failures, service outages, cyberattacks, supply shortages, or financial distress, or if they terminate or materially alter their commercial arrangements with us, we may lose access to essential infrastructure or face substantial degradation in service quality.

In addition, many of the functional tools used to support service usage and management, such as bandwidth monitoring systems, are provided directly by suppliers to our customers under our IDC connectivity services. If those tools fail, become inaccurate, or are withdrawn by the suppliers, our customers may encounter difficulties in managing their own bandwidth usage or verifying service levels, which could damage our customer relationships or lead to disputes.

If any of our suppliers terminate their services or fail to provide us with reliable and secure access on commercially reasonable terms, our operations may be disrupted. We may not be able to find suitable alternatives in a timely manner, or at comparable cost, which could result in service interruptions, increased expenses, or delays in deploying new solutions. Transitioning to new suppliers may require material technical integration, contract renegotiation, and employee retraining. These transitions may also limit our ability to provide uninterrupted service or maintain consistent user experience. Any such disruptions could harm customer satisfaction, weaken our competitive position, and materially and adversely affect our business and financial condition.

We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.

As of the date of this prospectus, we do not own any registered trademarks or patents, nor do we have any pending applications, which is primarily due to the nature of our business. However, as our business develops and our brand presence grows, we may pursue trademark registrations in selected jurisdictions to enhance our brand protection. There is no guarantee, however, that such applications will be successful, or that the resulting rights will be sufficient to prevent unauthorized use by third parties. Our lack of any formal intellectual property registrations may limit our ability to prevent competitors or other third parties from misappropriating or imitating our branding or services.

Moreover, third parties may assert claims that our operations infringe on their intellectual property rights. If we are unable to resolve such claims or obtain appropriate licenses on commercially reasonable terms, we may be required to change our business practices or suspend certain activities, which could adversely affect our business, financial condition, and results of operations.

Our insurance coverage may be inadequate to protect us from potential losses.

We provide liability insurance for our employees as required by relevant applicable laws and regulations. We currently do not maintain any insurance covering our properties, equipment, or inventory, and we do not carry any business interruption or product liability insurance or any third-party liability insurance to cover claims in respect of personal injuries or any damages arising from accidents on our properties or in relation to our operations. In addition, we do not maintain professional liability insurance that includes coverage on any negligence in management, information leakage, breach of confidentiality obligations and cybersecurity incidents. Although we have not experienced such incidents in the past, if these incidents were to occur, there can be no assurance that insurance coverage will be available, responsive, or that available coverage will be sufficient to cover losses and claims related to such incidents we may experience.

There are also certain types of losses, such as from war, acts of terrorism, and certain natural disasters, for which we cannot obtain insurance at a reasonable cost or at all. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

Our business is substantially dependent on a limited number of suppliers, creating significant concentration risk that could materially adversely affect our operations and financial performance.

Our business operations are substantially dependent on a concentrated group of suppliers who provide the infrastructure resources we integrate and deliver to customers. We define major suppliers as those representing more than 10% of our total purchases in any given period. For the year ended March 31, 2024, our top two suppliers represented approximately 65% and 31% of our total purchases, respectively. For the year ended March 31, 2025, our top three suppliers accounted for approximately 52%, 25%, and 21% of our total purchases, respectively. Additionally, a significant portion of our supplier relationships involve related parties, which introduces additional risks. See “— We have entered into transactions with related parties, some of which are also our major suppliers.”

We generally operate without long-term supply agreements with our suppliers, relying instead on ongoing commercial relationships that may be terminated or modified with limited notice. This approach, while providing operational flexibility, creates substantial uncertainty regarding future service availability, pricing, and terms. The absence of contractual commitments means we cannot guarantee continued access to essential infrastructure resources at competitive rates, potentially disrupting our ability to serve customers or forcing us to accept significantly higher costs that would compress our margins.

We have entered into transactions with related parties, some of which are also our major suppliers.

A substantial portion of our major suppliers are related parties, which creates additional layers of risk beyond typical supplier arrangements. For the year ended March 31, 2024, two related party suppliers, Zhongshan Weijia Network Technology Limited (“Zhongshan Weijia”) and Happy Data Limited (“HAPPY”), accounted for approximately 65% and 31% of our total purchases, respectively. For the year ended March 31, 2025, related party suppliers Zhongshan Weijia and HAPPY represented approximately 52% and 21% of our total purchases, respectively. See “RELATED PARTY TRANSACTIONS” for additional details.

Our significant reliance on related party suppliers may create actual or perceived conflicts of interest that could compromise our negotiating position and independence in commercial arrangements. These relationships may limit our ability to negotiate optimal terms, as commercial decisions may be influenced by considerations beyond pure business merit. The inherent conflicts in related party relationships may also affect our ability to make independent business judgments regarding supplier selection, pricing, and performance evaluation.

We rely on third-party platforms and infrastructure to support our operations, and cybersecurity risks could disrupt our services, damage our reputation, and adversely affect our business.

We operate under an asset-light model and do not collect, store, or process customer business data directly. Our customers independently deploy and manage their own equipment within third-party IDC facilities provided by our upstream partners. In addition, suppliers may offer their own software platforms, cloud interfaces, and network monitoring tools directly to our customers for service management and data visibility. We do not control or operate these platforms, and we have minimal direct exposure to customer data or IT systems.

However, because our services are integrated with infrastructure and systems managed by external vendors, any cyberattack, data breach, or technical failure affecting those supplier platforms may indirectly affect the availability or quality of services delivered to our customers. Such cybersecurity risks may include malware infections, unauthorized access, network intrusions, or outages at supplier-managed facilities or cloud platforms. These events could:

•        Interrupt connectivity between customers and their infrastructure resources;

•        Delay provisioning or troubleshooting efforts;

•        Undermine customer trust in our coordination capabilities;

•        Require remediation efforts and damage our commercial reputation; or

•        Lead to contractual disputes or increased oversight costs.

Although we do not operate any proprietary systems that directly handle customer data, we take steps to ensure that our upstream providers follow industry-standard security protocols, including network isolation, encryption, and access control. However, we cannot fully eliminate the risk of supplier-side incidents. If a significant cybersecurity breach occurs at the supplier level, it could materially and adversely affect our business, results of operations, and financial condition.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

For the fiscal year ended March 31, 2024, two third-party customers accounted for approximately 72% and 26% of our total revenue. For the fiscal year ended March 31, 2025, three third-party customers accounted for approximately 69%, 17% and 12% of our total revenue. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services from our customers. If any of our customers experience declining or delayed sales due to market, economic, or competitive conditions, their demand for our services may reduce which may compel us to lower our prices, which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations. Also see “— Our future revenue and operating results are unpredictable and may fluctuate significantly.”

We may not be able to attract and retain our core management team and other key personnel for our operation.

Our success and growth depend on our on the knowledge, experience, and expertise of our management team, who is responsible for overseeing financial condition and performance, sales and marketing, operational process, and business strategy formulation, as well as the ability to identify, hire, train, and retain suitable, skilled, and qualified employees. In particular, Mr. Liao, our chief executive officer and chairman of the board, has accumulated over 15 years of experience in the digital services industry. See “Management.” Mr. Liao has made significant contribution to our success and has an indispensable value in guiding our future development. In addition, the Chief Technology Officer of Cloud Data HK, Mr. Ming Zhao, has over 20 years of experience helping enterprise customers solve technical and business challenges. He has worked across areas such as cloud infrastructure, cybersecurity, data analytics, and other emerging technologies. He is skilled at designing practical, end-to-end solutions and communicating clearly with both technical teams and business leaders. His prior experience as a technical architect at Microsoft, where he led the development of enterprise cloud systems, gives him a strong foundation to support our product development and system integration. His ability to connect technical planning with business needs helps us build solutions that are reliable, efficient, and aligned with our customers’ long-term goals. There is no assurance that we will be able to continue to retain the services of any or all of our management team and key personnel. If any of these personnel is unable or unwilling to continue to serve in his or her present position, and we are unable to find a suitable replacement in a timely manner, at acceptable cost or at all, the loss of their services may cause disruption to our business and may have an adverse impact on our ability to manage or operate our business effectively. The results of our operations may be adversely affected as a result.

We may be unable to successfully implement our future business plans and objectives.

Our future business plans may be hindered by factors beyond our control, such as intensified competition within the IDC and cloud service industries; our ability to cope with high exposure to financial, operational, market, and credit risks as our business operations and customer base expand; and our ability to provide, maintain, and enhance the technical infrastructure, human talent, and service capabilities necessary to meet our customers’ evolving needs. As such, we cannot assure that our future business plans will materialize, that our objectives will be accomplished fully or partially, or that our business strategies will generate the intended benefits to us as initially contemplated. If we fail to successfully implement our business development strategies, our business performance could be materially and adversely affected.

As over 80% of our revenue is currently derived from our IDC-related services, to the extent that any diversification efforts into new service lines or emerging technologies prove unsuccessful, our business performance could be materially and adversely affected by volatile swings in customer demand, technological shifts, or changes in enterprise IT spending patterns. While we plan to introduce our self-operated IDC capacity by deploying self-owned racks and launching in-house server colocation services to serve customers directly, there is no assurance that we will be able to successfully secure the necessary resources or deploy facilities on schedule. We may face challenges in project execution, cost control, or regulatory approvals. Any delay or failure in building and operating such facilities could hinder our ability to deliver stable and scalable services to customers and may impact our long-term growth trajectory. Furthermore, we may not be able to offer prices more competitive than those of our current suppliers, and we may incur additional costs associated with facility construction, equipment procurement, or ongoing operations, which could adversely affect our profitability.

As we lease a property for our business operations, we are exposed to risks in relation to unpredictable and increasing rental and relocation costs.

Our office facilities are presently located on a leased premises. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. In the event that our rental expenses for our office located in Hong Kong increase, our operating expenses will increase and also affect our operating cash flows and, in turn, materially and adversely affect our business, results of operations, and prospects.

Furthermore, the leases for the office facilities we use could be challenged by third parties or government authorities, which may cause interruptions to our business operations. We cannot assure you that our use of such leased properties will not be challenged. In the event that our use of leased properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites at desirable locations on terms acceptable to accommodate our future growth on a timely basis or at all or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties.

We may be subject to litigation, arbitration, or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this prospectus, the Company and its subsidiaries are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

In addition, even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our clients, we may feel compelled to settle claims at significant cost.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Prior to this Offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

As of March 31, 2025, our management assessed the effectiveness of our internal control over financial reporting. Management concluded that as of March 31, 2025, our internal control over financial reporting was ineffective. The material weaknesses identified are related to: (i) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the Securities and Exchange Commission (the “SEC”); and (ii) lack of formal risk assessment process and internal control framework over financial reporting. Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.”

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Upon completion of this Offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Risks Relating to Doing Business in Hong Kong

All of our operations are conducted through our Hong Kong operating subsidiary. Due to the long-arm provisions under current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and/or cause the value of such securities to significantly decline or become worthless. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice, and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

We are a holding company with no business operations, and we conduct all our operations through our Hong Kong operating subsidiary, Cloud Data HK. Hong Kong is a special administrative region of the PRC. Although some of our clients are companies from mainland China or companies that have shareholders and directors that are individuals from mainland China, Cloud Data HK does not have operations in mainland China or is not regulated by any regulator in mainland China. Furthermore, pursuant to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law (“Annex III”) and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and therefore do not currently apply directly to Hong Kong.

For the fiscal years ended March 31, 2024 and 2025, our operating subsidiary had customers mainly from Hong Kong and Canada, and did not record any revenue from mainland China. However, due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect companies incorporated and operating in Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance, any associated inquiries or investigations, or any other government actions may:

•        Delay or impede our development;

•        Result in negative publicity or increase our operating costs;

•        Require significant management time and attention; and

•        Subject us to remedies, administrative penalties, and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that the PRC government recently initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation-making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operations and the ability to accept foreign investments and list on a U.S. or other foreign exchange.

All of the legal and operational risks associated with operating in the PRC also apply to our operations in Hong Kong. The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The Chinese government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong.

There is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and our operating subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected and the value of our Ordinary Shares could decrease or become worthless.

The Hong Kong legal system embodies uncertainties that could limit the legal protections available to you and us.

All of our operations are conducted through our Hong Kong operating subsidiary. Hong Kong is a special administration region of the PRC. On July 1, 1997, the PRC assumed sovereignty of Hong Kong under the “one country, two systems” principle which ensures that Hong Kong has its own governmental and legal system that is independent from mainland China and, as a result, has its own distinct rules and regulations. The constitutional document of Hong Kong, the Basic Law, provides that Hong Kong enjoys the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong continues using the English common law system. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition.

In contrast, the PRC legal system is a civil law system based on written statutes unlike the common law system applicable in Hong Kong; prior court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation, and trade. However, China has not developed a fully integrated legal system. As a result, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new and due to the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in jurisdictions available to you. In addition, the PRC’s legal system is based in part on government policies and administrative rules and many have retroactive effects. As a result, we cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

We are unable to assure you that Hong Kong will continue to enjoy a high autonomy and the relative political freedoms as enjoyed by it in previous years. There have been ignited criticism from many people in Hong Kong, who were of view that the PRC leadership was reneging on its pledge to abide by the “one country, two systems” policy that allows for a democratic, autonomous Hong Kong under Beijing’s rule. For instance, on June 10, 2014, Beijing released a new report asserting its authority over the territory. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. If the autonomy currently enjoyed by Hong Kong is compromised, it could potentially impact Hong Kong’s common law legal system and ma, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. On March 23, 2024, the Hong Kong government has enacted the Safeguarding National Security Ordinance (“SNSO”), which is a domestic security legislation under Article 23 of the Basic Law, to prohibit four types of offenses, including secession, subversion, terrorist activities and collusion with a foreign country or with external elements to endanger national security, as well as other offences relating to the endangering of national security, which has been considered as having further significantly undermined the autonomy of Hong Kong. It is difficult for us to predict the degree of adverse impact of the legislation of the SNSO on Hong Kong or our business in Hong Kong. However, in any event, since all of our operations are based in Hong Kong, any change of the political arrangements between Hong Kong and the PRC may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to you.

It may be difficult for overseas regulators to conduct investigations or collect evidence within the territory of Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States may be difficult to pursue as a matter of law or practicality in Hong Kong.

Our principal business operations are conducted through our Hong Kong subsidiary, and approximately 74% and 83% of our revenue were generated from Hong Kong customers in the fiscal years ended March 31, 2024 and 2025, respectively. Hong Kong has a legal system separate from mainland China. Our Hong Kong counsel advised that the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”), which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO, which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize or, if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital-raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with PRC-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of such companies and the recent regulatory development in China and that both countries should strengthen communications on regulating China-related issuers. Since we mainly operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review, and we could be exposed to government interference from China.

There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or become worthless.

On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021), which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On February 17, 2023, the CSRC, as approved by the State Council, released the CSRC Filing Rules, which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings, or other similar rights of a domestic company that operates its main business domestically. The CSRC Filing Rules state that any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes, and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering.

As advised by our PRC Counsel, AllBright Law Offices (Fuzhou), the Company and its subsidiaries will not be deemed to be an “operator of critical information infrastructure,” any “data processor” carrying out data processing activities, and we are not subject to cybersecurity review by the CAC for this Offering or required to obtain regulatory approval from the CAC nor any other PRC authorities for our and our subsidiary’s operations in Hong Kong, since (i) Cloud Data HK is incorporated and operating in Hong Kong only without any subsidiary or variable interest entity structure in mainland China, and it is unclear whether the Measures for Cybersecurity Review (2021) shall be applied to a Hong Kong company; (ii) as of date of this prospectus, Cloud Data HK has in aggregate collected and stored the personal information of less than one thousand individuals in mainland China only and we have acquired the customers’ separate consents for collecting and storing of their personal information and data; (iii) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) data processed in our business should not have a bearing on national security nor affect or may affect national security; (v) all of the data Cloud Data HK has collected is stored in servers located in Hong Kong; and (vi) as of the date of this prospectus, neither we nor Cloud Data HK have been informed by any PRC governmental authority of being classified as “operator of critical information infrastructure” or “data processor” that is subject to CAC cybersecurity review or a CSRC review.

Further, based on laws and regulations currently in effect in the PRC as of the date of this prospectus, as confirmed and advised by our PRC Counsel, AllBright Law Offices (Fuzhou), we are not subject to the CSRC Filing Rules or go through the filing procedures under the CSRC Filing Rules before our Ordinary Shares can be listed or offered in the U.S, because (i) we are headquartered in Hong Kong and most of our officers are employed by our HK operating subsidiary; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company directly or indirectly; (iii) all of our revenues and profits are generated by our subsidiaries in Hong Kong, none of our business activities are conducted in mainland China, and we have not generated revenues or profits from mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

However, as further advised by our PRC Counsel, AllBright Law Offices (Fuzhou), given the uncertainties arising from the legal system in mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of the CSRC Filing Rules, PIPL, relevant mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of Cloud Data HK and the listing of our Ordinary Shares on the U.S. or other foreign exchanges. As the CSRC Filing Rules are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements, or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us.

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities; specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. However, there remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and the relevant PRC governmental authority may not take a view that is consistent with our PRC counsel. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the listing of our Ordinary Shares in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, if the CSRC Filing Rules, Measures for Cybersecurity Review (2021), the PIPL, become applicable to us or Cloud Data HK, our operation and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and Cloud Data HK become subject to the CAC or CSRC review, we cannot assure you that Cloud Data HK will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. If there is a significant change to the current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or become worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this Offering before settlement and delivery of our Ordinary Shares. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the CAC nor any other PRC authorities for this Offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for ourselves and Cloud Data HK, because a substantial portion of our operations take place in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (the “PDPO” or the “Personal Data (Privacy) Ordinance”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfillment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP” or the “Data Protection Principles”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfillment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Privacy Commissioner may provide legal assistance to the aggrieved data subjects if the Privacy Commissioner deems fit to do so.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO and we have not encountered any investigations involving a breach of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for this Offering. However, if we or our operating subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations.

We may be subject to a variety of laws and other obligations regarding competition law in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We face significant competition in the market due to a large amount of providers offering similar products and services. We may be subject to the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into force on December 14, 2015, which laid down three forms of behavior and imposes three rules which are intended to prevent and discourage anti-competitive conduct: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. Currently, the merger rule only applies where an undertaking that directly or indirectly holders a “carrier license” within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) is involved in a merger, and is therefore not applicable to our business.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce on the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of Hong Kong judiciary, to hear and decide cases connected with competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of commitment given by infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for consent order, referral of complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including pecuniary penalty, disqualification or other order under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may impact on the Company’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the Competition Ordinance.

The Company confirms that we have not adopted any anti-competitive conduct described in the Competition Ordinance and will continue to act in compliance with the Competition Ordinance. However, there may be uncertainties on the full effect of the rules in respect of compliance, infringement, and its effect on our business in particular when tendering is involved in securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. If we face any complaints of infringement of the Competition Ordinance, we may incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or become worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the CSRC Filing Rules published by CSRC on February 17, 2023, which came into effect on March 31, 2023, also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to Cloud Data HK. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our operating subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or become worthless.

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. The delisting of the Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, Guangdong Prouden CPAs GP is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Guangdong Prouden CPAs GP is currently inspectable by the PCAOB. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China, and we cannot assure you that our current auditor’s work will continue to be able to be inspected by the PCAOB.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq, of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB, or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC MOF in respect to cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. As a result of the announcement, any companies audited by registered public accounting firms headquartered in mainland China and Hong Kong would not face immediate threat of trading prohibitions at this time. However, if any regulatory change or step taken by PRC regulators in the future precludes the PCAOB from accessing auditing papers of registered public accounting firms in mainland China and Hong Kong, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, then the companies audited by those registered public accounting firms may be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The Company’s registered public accounting firm is headquartered in China, and is subject to regular inspection by PCAOB. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our current auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act and ultimately result in a determination by a securities exchange to delist our securities. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. The SEC is assessing how to implement other requirements of the AHFCAA, including the listing and trading prohibition requirements described above. Future developments in respect to increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price, and reputation.

U.S. public companies with substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies, or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or that have substantial operations in emerging markets, including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice, and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirements for companies primarily operating in a “Restrictive Market,” (ii) prohibit Restrictive Market companies from directly listing on the Nasdaq Capital Market and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism, and negative publicity, the traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our offerings, business, and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time-consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

The enactment of the PRC law on Safeguarding the Hong Kong National Security Law could impact Cloud Data HK.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, U.S. President Donald Trump signed into law the Hong Kong Autonomy Act (“HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or clients dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our operating subsidiary in Hong Kong, which represent substantially all of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, this Offering, and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S.-listed companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators, and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, and, in many cases, allegations of fraud. As a result of the scrutiny, the stocks of many U.S.-listed Chinese companies that have been the subject of such scrutiny have sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

A downturn in the Hong Kong, mainland China, or global economy, or a change in the economic and political policies of China, could materially and adversely affect our business and financial condition.

Our business may be influenced to a significant degree by political, economic, and social conditions in Hong Kong and mainland China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but they may have a negative effect on us.

Economic conditions in Hong Kong and mainland China are sensitive to global economic conditions. Although we mainly operate our business in Hong Kong and a large portion of our revenue were from corporate clients in Hong Kong, one of our large customer is from Canada, and we source and deliver IDC resources such as IP addresses associated with various countries and regions such as Japan, Turkey, Taiwan, and the United States, based on customer demand and deployment needs. As such, the demand for our products and services may be dependent on the global economy. If there is any significant decline in the global economy, our profitability and business prospects will be materially affected.

Geopolitical developments may further exacerbate this risk. For example, rising tension between the U.S. and China may have an adverse effect on global economic conditions. Additionally, major market disruptions and adverse changes in market conditions and uncertainty in the regulatory climate worldwide may adversely affect our business and industry or impair our ability to borrow or make any future financial arrangements. The credit and financial markets have experienced extreme volatility and disruptions due to the current conflict between Ukraine and Russia, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Although we do not have direct exposure to Russia, the Middle East, or their neighboring regions, prolonged instability or broader sanctions may negatively impact the global economy growth and indirectly affect the outlook of our business. For further discussion, see “— Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition, and results of operations.”

Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition, and results of operations.

As a global business, we face risks associated with heightened tensions in geopolitical and economic relations. Rivalries and sanctions between major powers, including the United States and China, and unrest, terrorist threats, wars and other conflicts involving Ukraine, the Middle East and elsewhere have created increased global uncertainty. Such geopolitical tensions, along with trade disputes and regional conflicts, may result in economic instability, market volatility, and regulatory changes, which could impact our operations and consumer demand. Since February 2025, the United States has proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries, including China, and China has responded with retaliatory tariffs. Historically, tariffs have led to increased trade and political tensions, between the U.S. and China, as well as between the U.S. and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading of Chinese securities. Although cross-border trade is not our principal business, any such geopolitical developments could materially and adversely affect our overall financial performance and prices of our Ordinary Shares.

Furthermore, such tensions may lead to consumer boycotts, increased security measures, and travel restrictions, all of which could negatively affect our ability to conduct business and expand into new markets. Any restrictions on international trade and capital flows may have a negative impact on our ability to access capital and expand our operations. As a result, any of these events could have a material adverse effect on our business, financial condition, and results of operations.

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the U.S. and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and investor profile in the company. As a result of these laws, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also regularly changed and updated. For example, recently the Office of Investment Security of the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”) to implement the Executive Order 14105, which provided for the establishment of a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the People’s Republic of China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025 and restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “Covered Activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Notably, President Trump issued the America First Trade Policy Memorandum on February 20, 2025, which proposes to further expand the set of technologies of concern. These rules may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of such technologies of concern. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

Risks Relating to Our Ordinary Shares and This Offering

There has been no public market for our Ordinary Shares prior to this Offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our Ordinary Shares. We will apply to list our Ordinary Shares on the Nasdaq Capital Market. Our shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our Ordinary Shares does not develop after this Offering, the market price and liquidity of our Ordinary Shares will be materially and adversely affected.

Negotiations with the Underwriter will determine the initial public offering price for our Ordinary Shares which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our Ordinary Shares will develop or that the market price of our Ordinary Shares will not decline below the initial public offering price.

The trading price of the Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control, which could result in substantial losses to investors.

The trading price of the Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. This volatility may result from a wide range of factors, some of which are beyond our control, including:

•        Variations in our revenues, earnings, cash flow;

•        Fluctuations in operating metrics;

•        Announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•        Announcements of new solutions and services and expansions by us or our competitors;

•        Termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;

•        Changes in financial estimates by securities analysts;

•        Detrimental negative publicity about us, our competitors or our industry;

•        The absence of cash dividends on our Ordinary Shares;

•        Additions or departures of key personnel;

•        Release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•        Conditions in the IDC and cloud services industry in Hong Kong;

•        General economic and securities market conditions;

•        Regulatory developments affecting us or our industry; and

•        Potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the Ordinary Shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. As a relatively small-capitalization company with a limited number of Ordinary Shares available for trading, our stock may be subject to sharp price increases followed by rapid declines, wide bid-ask spreads, and low liquidity. In such cases, small trades may cause significant changes in the share price, making it difficult for investors to liquidate holdings without impacting the market price.

This volatility may be also caused by market sentiment toward China-based companies listed in the United States, particularly following negative news, allegations of inadequate corporate governance, or fraudulent conduct involving unrelated issuers. Even if we have not engaged in any such activities, adverse developments involving other China-based issuers may negatively affect investor attitudes toward us and suppress the trading price of our Ordinary Shares.

Moreover, significant stock price fluctuations may trigger shareholder litigation. In the past, public companies experiencing volatility in their share prices have often become subject to securities class action suits. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for the Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the Ordinary Shares, the market price for the Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Ordinary Shares to decline.

We currently do not expect to pay dividends in the foreseeable future after this Offering and you must rely on the price appreciation of our Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this Offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid out of share premium account unless, immediately following the date on which the dividend is proposed to be paid, the company is able to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this Offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

Because our initial public offering price is higher than our net tangible book value per share, you will experience immediate dilution.

If you purchase Ordinary Shares in this Offering, you will pay more for your Ordinary Shares than the amount paid by our existing shareholders for their Ordinary Shares on a per share basis. As a result, you will experience immediate dilution, representing the difference between the initial public offering price of per Ordinary Share, and our adjusted net tangible book value per Ordinary Share, after giving effect to our sale of the Ordinary Shares offered in this Offering. See “Dilution” for a more complete description of how the value of your investment in the Ordinary Shares will be diluted upon completion of this Offering.

You must rely on the judgment of our management as to the use of the net proceeds from this Offering, and such use may not produce income or increase our share price.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from the Offering may be placed in investments that do not produce income or that lose value.

Substantial future sales or perceived potential sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of our Ordinary Shares in the public market after this Offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. All Ordinary Shares sold in this Offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining Ordinary Shares issued and outstanding after this Offering will be available for sale, upon the expiration of the lock-up period in connection with this Offering, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the Underwriter of this Offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our Ordinary Shares could decline.

After completion of this Offering, certain holders of our Ordinary Shares may cause us to register under the Securities Act the sale of their shares, subject to the lock-up period in connection with this Offering. Registration of these shares under the Securities Act would result in Ordinary Shares representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act (as revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to bring actions against our directors, actions by our minority shareholders, and the fiduciary duties owed by our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law may not be as clearly established as those under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands may have a less developed body of securities laws than those in the United States. Some U.S. states, such as Delaware, may have more extensive and judicially interpreted corporate law frameworks. In addition, Cayman Islands companies may not have the standing to initiate shareholder derivative actions in U.S. federal courts.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum and Articles of Association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

The information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Ordinary Shares.

A non-U.S. corporation, such as the Company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

Based upon our current and projected income and assets, including the expected proceeds from this Offering, and projections as to the value of our assets (which are based on the expected market price of the Ordinary Shares immediately following this Offering), we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Ordinary Shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. investor held an ordinary share or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. investor. See “Taxation — United States Federal Income Tax Considerations — Passive foreign investment company.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this Offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the U.S. Securities and Exchange Commission, or the SEC, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

In addition, as an emerging growth company, we will still incur expenses in relation to management assessment according to requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002. After we are no longer an “emerging growth company,” we expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•        our goals and strategies;

•        our future business development, financial condition and results of operations;

•        expected changes in our revenue, costs or expenditures;

•        our dividend policy;

•        our expectations regarding demand for and market acceptance of our products and services;

•        our expectation regarding the use of proceeds from this Offering;

•        our projected markets and growth in markets;

•        our potential need for additional capital and the availability of such capital;

•        competition in our industry;

•        general economic and business conditions in the markets in which we operate;

•        relevant government policies and regulations relating to our business and industry; and

•        assumptions underlying or related to any of the foregoing.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project,” “continue,” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on several assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether due to new information, future events or otherwise. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to this registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this Offering of approximately US$            million, or US$            million if the underwriters exercise their option to purchase additional Ordinary Shares in full, after deducting underwriting discounts, commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of US$            per share (the mid-point of the estimated public offering price range shown on the front cover of this prospectus).

We currently intend to use the net proceeds from this Offering for the following purposes:

•        approximately 33% is expected to be used to support the development and expansion of our data center infrastructure in Hong Kong;

•        approximately 25% is expected to be used to support the establishment of data center operations in Japan as part of our international market expansion;

•        approximately 42% is expected to be used for the development and enhancement of our proprietary network monitoring and optimization systems to strengthen our value-added service offerings; and

•        the balance for general corporate purposes, which may include funding working capital needs and potential strategic investments and acquisitions, although we have not identified any specific strategic investments and acquisition opportunities.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this Offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of this Offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this Offering in a manner other than as described in this prospectus. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations and the rate of growth, if any, of our business, and our plans and business conditions.

DIVIDEND POLICY

We have not previously declared or paid cash dividends, and we have no intention of declaring and paying any dividends in the near future on the Ordinary Shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law. Specifically, our Company may pay dividends only out of profits or the share premium account, and provided that in no circumstances may a dividend be paid out of share premium account unless, immediately following the date on which the dividend is proposed to be paid, our Company is able to pay its debts as they fall due in the ordinary course of business. In addition, subject to the provisions of the Companies Act, our shareholders may, by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, frequency, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distribution, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiary to pay dividends on our Ordinary Shares. Please see the section entitled “Taxation” of this prospectus for information on the potential tax consequences of any cash dividend declared.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2025, presented on:

•        an actual basis;

•        on a pro forma basis to reflect the issuance of 5,000,000 Ordinary Shares to Qiantian Holdings Limited and Xunfeng Holdings Limited in a private placement for an aggregate consideration of $909,050 on June 3, 2025; and

•        on a pro forma as adjusted basis to reflect (i) the issuance of 5,000,000 Ordinary Shares to Qiantian Holdings Limited and Xunfeng Holdings Limited in a private placement for an aggregate consideration of $909,050 on June 3, 2025; and (ii) the issuance and sale of             Ordinary Shares by us in this Offering at an assumed initial public offering price of US$             per share, the midpoint of the estimated range set forth on the cover page of this prospectus, after deducting the estimated discounts and the estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional shares.

You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2025
	Actual	Pro forma	Pro forma adjusted(1)(2)
Cash and cash equivalents	335,350	1,244,400
Shareholder’s Equity
Ordinary Shares, par value $0.0001; 500,000,000 shares authorized; 12,000,000 shares issued and outstanding, actual; 17,000,000 shares outstanding, pro forma; [ ] shares issued and outstanding, pro forma as adjusted	—	500
Additional paid in capital	—	908,550
Retained earnings	1,745,557	1,745,557
TOTAL SHAREHOLDERS’ EQUITY	1,745,557	2,654,607
Total Capitalization	1,745,557	2,654,607

____________

(1)      The pro forma as adjusted information discussed above is illustrative only. Our as adjusted capitalization, based on the assumed initial public offering price of US$             per share (the midpoint of the price range listed on the cover page of this prospectus) and after deducting the underwriting discount and estimated offering expenses payable by us, is subject to adjustment based on the actual initial public offering price and other terms of the Offering determined at pricing.

(2)      Assume the over-allotment option is not exercised. We estimate the net proceeds will be approximately US$            , assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares.

DILUTION

If you invest in our Ordinary Shares in this Offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share and our net tangible book value per share of our Ordinary Shares after this Offering. Dilution results from the fact that the assumed initial public offering price per share is substantially more than the net tangible book value per share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) net of total liabilities, divided by the number of outstanding Ordinary Shares. The historical net tangible book value as of March 31, 2025 would have been approximately US$1,745,557, or US$0.15 per share.

After giving effect to the sale of Ordinary Shares in this Offering by the Company at an initial public offering price of US$             per share, after deducting US$             in underwriting discounts and estimated offering expenses payable by our Company of approximately US$             and assuming no exercise by the underwriters of the over-allotment option to purchase additional Ordinary Shares, the as adjusted net tangible book value as of March 31, 2025 would have been approximately US$            , or US$            per share. This represents an immediate increase in as adjusted net tangible book value of US$             per share to our existing stockholders and an immediate dilution of US$             per share to new investors purchasing Ordinary Shares in this Offering.

The following table illustrates this dilution on a per share basis to new investors.

Assumed initial public offering price per Ordinary Shares	US$
Net tangible book value per share as of March 31, 2025	US$
Increase in as adjusted net tangible book value per share attributable to the investors in this Offering	US$
Pro forma as adjusted net tangible book value per share after the offering	US$
Dilution per share attributable to new investors in the offering	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per share (the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus) would increase (decrease) our pro forma net tangible book value per share after giving effect to this Offering, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus and no exercise by the underwriters of the over-allotment option to purchase additional Ordinary Shares and after deducting underwriting discounts and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only. Our net tangible book value following the closing of this Offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this Offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•        Political and economic stability;

•        An effective judicial system;

•        A favorable tax system;

•        The absence of exchange control or currency restrictions; and

•        The availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•        The Cayman Islands may have a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

A material portion of our operations are conducted in Hong Kong, and a material portion of our assets are located in Hong Kong. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

[              ] is our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

There may be uncertainty as to whether the courts of the Cayman Islands would:

•        Recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        Entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Appleby, our counsel with respect to the laws of the Cayman Islands, has advised that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature, nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company on the basis of documents in a U.S. court will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, such proceedings would be expected to be successful, provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands, that the judgment was not contrary to public policy in the Cayman Islands, and that it had not been obtained by fraud or through proceedings contrary to natural justice.

It is also uncertain whether the Cayman Islands courts can enforce a judgment rendered by the U.S. courts under civil liability provisions of the U.S. federal securities law.

Hong Kong

Grandall Zimmern Law Firm, our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We commenced our operations in 2013. On June 4, 2013, Cloud Data Network Limited, or Cloud Data HK, was incorporated under the laws of Hong Kong. We currently conduct all of our business through Cloud Data HK. In connection with this Offering, we undertook certain corporate restructuring activities to establish an offshore structure with the Company as our ultimate holding company (the “Reorganization”).

On August 8, 2024, the Company was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act. Its authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares with a par value of US$0.0001 per share. On August 8, 2024, McGrath Tonner Corporate Services Limited initially subscribed for 1 Ordinary Share, which was subsequently transferred to Qiantian Holdings Limited. On the same date, 5,399,999, 1,800,000, 840,000, 840,000, 840,000, 840,000, 840,000, and 600,000 Ordinary Shares were issued to Qiantian Holdings Limited, Xunfeng Holdings Limited, Kanshui Holdings Limited, Genshan Holdings Limited, Kundi Holdings Limited, Zhenlei Holdings Limited, Duize Holdings Limited, and Xinyao Investment Limited, respectively.

On June 3, 2025, the Company issued additional 2,250,000 and 2,750,000 Ordinary Shares to Qiantian Holdings Limited and Xunfeng Holdings Limited for US$409,050 and US$500,000, respectively.

On August 20, 2024, Cloud Data (BVI) Holdings Corporation, or Cloud Data BVI, was incorporated under the BVI Act as an intermediary holding company. Cloud Data owns 100% of the equity interest in Cloud Data BVI.

As part of the Reorganization, Cloud Data BVI acquired 100% of the equity interest in Cloud Data HK on July 14, 2025.

Corporate Structure

The chart below illustrates our corporate structure after the completion of the Reorganization and as of the date of this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

The Company is an exempted company with limited liability incorporated under the laws of Cayman Islands on August 8, 2024, with no material operations of its own. We conduct all of our operations through our subsidiary in Hong Kong.

Our business is structured across three operating segments: (i) Internet data center (IDC) resource resale, where we procure servers, IP addresses, and bandwidth from upstream suppliers and integrate these external resources into comprehensive service packages for which we assume primary responsibility for service delivery to enterprise customers; (ii) IDC connectivity services, where we support IDC infrastructure provider customers by facilitating their service delivery to downstream clients through contract processing management, downstream client relationship management, and standby technical support; and (iii) Other services, which include the aggregation and customization of cloud resources into comprehensive service packages, as well as standalone technical support services tailored to address diverse customer needs. We operate under an asset-light model and do not own or operate any self-built data centers, servers, or proprietary cloud platforms as of the date of this prospectus.

According to the F&S Report, Hong Kong’s IDC market has shown strong and sustained growth, supported by a stable policy environment, a sound regulatory and compliance framework, and increasingly integrated data collaboration with near regions. The market expanded from approximately US$2.0 billion in 2020 to about US$3.6 billion in 2024, representing a CAGR of 14.8%, and is projected to reach around US$6.9 billion by 2029. Meanwhile, the cloud services market in Hong Kong has accelerated significantly, growing from approximately US$731.5 million in 2020 to approximately US$1,630.6 million in 2024, and projected to reach approximately US$3,451.6 million by 2029. These favorable market trends have contributed to our growth in recent years.

For the fiscal years ended March 31, 2024 and 2025, our customers principally comprise technology companies in Hong Kong and Canada seeking reliable infrastructure to support digital transformation and cross-border operations. In certain cases, we source IDC resources such as IP addresses associated with regions including Japan, Taiwan, Turkey, and the United States, and provide these to customers requiring infrastructure beyond Hong Kong and Canada. Looking ahead, we plan to continue strengthening our core offerings across IDC services, connectivity, and integrated cloud solutions. We also aim to selectively expand into international markets and pursue strategic partnerships, while gradually deepening our involvement in the IDC infrastructure value chain by acquiring or deploying racks and initiating proprietary hosting services in the future. We believe the structural growth of the Hong Kong market, together with global momentum in digital infrastructure and cloud services, will support our long-term development.

For the fiscal years ended March 31, 2024 and 2025, our total revenue increased from US$2.29 million to US$3.00 million, representing a year-over-year growth of 31.2%. Our gross margin improved from 55.0% to 57.2%. We believe our flexible service model and focus on integration position us well to capture future growth opportunities as enterprise customers continue to seek scalable and cost-efficient infrastructure solutions.

Key Factors Affecting Our Results of Operations

Our business and financial results are subject to a variety of macroeconomic and industry-specific factors, including the pace of digital transformation, enterprise demand for reliable infrastructure, global economic conditions, regulatory policies on data and connectivity, geopolitical dynamics, and the competitive landscape across the IDC value chain and cloud services. Any significant changes in these external conditions could adversely impact our operations and growth trajectory.

While our business is influenced by these external factors, our results of operations are more directly affected by factors specific to our Company, including the following major factors:

•        our ability to scale IDC services across markets;

•        our ability to expand and optimize our IDC connectivity services; and

•        our ability to strengthen corporate governance and related-party oversight.

Our Ability to Scale IDC Services Across Markets

Our IDC services depend on our ability to source servers, IP addresses, and bandwidth from upstream suppliers and integrate these external resources into comprehensive service packages. As we assume primary responsibility for service delivery to enterprise customers, our success is directly tied to our capacity to maintain service quality standards while expanding our resource integration capabilities across multiple markets. We are focused on growing our presence in Hong Kong and Canada while selectively expanding to new geographic markets with rising demand for enterprise-grade digital infrastructure. Our ability to secure competitive upstream resources in key regions, deliver reliable integrated services to cross-border enterprise clients, and adapt our service packages to diverse customer requirements will play a central role in driving revenue growth and customer retention across this segment.

Our Ability to Expand and Optimize Our IDC Connectivity Services

Our IDC connectivity services segment requires us to serve as an effective intermediary connecting our IDC infrastructure customers to their downstream clients, providing comprehensive contract processing management, ongoing downstream client relationship management, and standby technical support throughout the service lifecycle. The success of this segment depends on our ability to maintain strong, stable relationships with our customers, ensure consistent service quality and responsiveness for our customers and their clients. As customer requirements grow increasingly complex and global, we must scale our operational infrastructure to support more sophisticated contract workflows and deliver consistent service standards.

In addition, our IDC connectivity services segment faces ongoing pricing pressures from both customers and their downstream clients. As an intermediary, we must balance competitive pricing to attract and retain customers while maintaining sufficient margins to cover our operational costs and service delivery expenses. To remain competitive while preserving margins, we must balance cost efficiency with value-added coordination, responsive support, and streamlined processes that justify our role and pricing structure. Our ability to differentiate through service quality and operational agility will be critical to maintaining and expanding this segment. See “BUSINESS — Competition.”

Our Ability to Strengthen Corporate Governance and Related-Party Oversight

A significant portion of our upstream resources is currently sourced from related parties. See “RISK FACTORS — Our Risks Relating to Our Business and Industry — We have entered into transactions with related parties, some of which are also our major suppliers.” While this provides operational convenience, our ability to strengthen corporate governance practices and enhance oversight of related-party transactions will be critical to maintaining transparency, mitigating compliance risks, and preserving shareholder confidence as we expand our businesses. We are committed to establishing internal controls procedures to ensure that all related-party transactions are conducted on arm’s-length terms and are appropriately documented and reviewed. In parallel, we recognize the importance of reducing reliance on related parties by expanding our network of third-party suppliers. Our ability to identify and engage new suppliers will be key to offering diversified service options and enhancing service resilience.

Key Components of Our Results of Operation

Revenue

We derive our revenue from (i) Internet Data Center (“IDC”) services, (ii) IDC connectivity services, and (iii) Other services. For years ended March 31, 2024 and 2025, our revenue amounted to US$2.3 million and US$3.0 million, respectively. The following table sets forth a breakdown of our total revenue, in absolute amounts and as percentages of total revenue, for the years indicated:

	For the years ended March 31,				Variance
	2024		2025		Amount	%
	US$	%	US$	%	US$
	(in thousands, except for percentages)
IDC service	593	25.9%	499	16.6%	(94)	(15.9)%
IDC connectivity service	1,660	72.5%	2,084	69.4%	424	25.6%
Other service	37	1.6%	420	14.0%	383	1021.5%
Total	2,290	100.0%	3,003	100.0%	713	31.2%

Revenue from IDC services

We provide IDC services that integrate third-party server hosting resources, IP address allocations, and bandwidth into customized infrastructure packages tailored to enterprise customer needs. These services are primarily delivered using resources located in key markets such as the United States, Japan, and Taiwan, based on customer deployment needs in those regions for their end clients. These services are typically offered as integrated packages under renewable 12-month contracts, with revenue recognized over time as the customer simultaneously receives and consumes the benefits, and we act as a principal in these arrangements.

For the year ended March 31, 2025, revenue from IDC services decreased by approximately 15.9% compared to the same period in 2024, primarily due to decreased demand for IDC services in Taiwan.

Revenue from IDC connectivity services

We offer IDC connectivity services by acting as an intermediary between upstream infrastructure providers and their downstream clients, facilitating cross-border network access, bandwidth optimization, and global data routing solutions. The IDC infrastructure provider, as the prime integrator, is directly responsible for downstream client service delivery, while we provide specialized services exclusively to the prime integrator. We possess overseas sales channel resources and market expansion capabilities covering Hong Kong, Taiwan, Japan and North America. Revenue from IDC connectivity services is recognized over time as our customer simultaneously receives and consumes the benefits provided by the Company.

For the year ended March 31, 2025, revenue from IDC connectivity services increased by approximately 25.6% compared to the same period in 2024, primarily driven by growing demand from existing customers and our enhanced pricing strategy.

Revenue from other services

Other services represent the revenue generated from various types of services, mainly consisting of technical support services and cloud services. The Company is primarily responsible for fulfilling the services, including designing the service package, sourcing services from various suppliers, and retaining discretion over pricing, thereby acting as the principal in these transactions. The Company recognizes revenue over time as the service is simultaneously received and consumed by the customer. For the year ended March 31, 2025, revenue from other services increased to US$420,000 from US$37,000 compared to the same period in 2024.

Cost of Revenue

Our cost of revenue primarily consists of expenses related to (i) IDC service procurement, (ii) technical support services, and (iii) other service procurement. The following table sets forth a breakdown of our cost of revenues, both in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	For the years ended March 31,				Variance
	2024		2025		Amount	%
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
IDC resource cost	(343)	33.3%	(295)	23.0%	48	(14.0)%
Technical support cost	(670)	65.0%	(665)	51.8%	5	(0.7)%
Other service cost	(17)	1.7%	(325)	25.2%	(308)	1848.0%
Total	(1,030)	100.0%	(1,285)	100.0%	(255)	24.8%

For the years ended March 31, 2024 and 2025, the cost of technical support services remained relatively stable at approximately US$670,000 and US$665,000, respectively, accounting for 65.0% and 51.8% of total cost of revenue in each year.

The cost of IDC service procurement decreased from US$343,000 in 2024 to US$295,000 in 2025, representing a decline of US$48,000 or 14.0%, reflecting improved sourcing terms and optimization of resource utilization.

Other service costs saw a significant increase increased by approximately 1,848.0% from US$17,000 in 2024 to US$325,000 in 2025, primarily due to the engagement of additional third-party service providers to support expanded operations.

Gross Profit and Gross Margin

Our gross profit equals to our revenue less our cost of revenue. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our costs. As a result of the foregoing, our gross profit was US$1.3 million and US$1.7 million for the years ended March 31, 2024 and 2025, respectively.

Our gross margin increased from approximately 55.0% in 2024 to 57.2% in 2025, primarily due to a higher revenue base while maintaining a relatively lower increase in cost of revenues, reflecting the business’s economies of scale.

Operating Expenses

Our operating expenses consist of (i) selling and marketing expenses, primarily consisting of salaries of personnel in the sales department; and (ii) general and administrative expenses, mainly consisting of staff costs, rental expenses, office and utilities expenses and other expenses related to general corporate functions.

	For the years ended March 31,		Variance
	2024	2025	Amount	%
	US$	US$	US$	%
Operating expenses
Selling and marketing expenses	(36)	(73)	(37)	104.2%
General and administrative expenses	(521)	(372)	149	(28.7)%
Total	(557)	(445)	112	(20.1)%

In 2024 and 2025, our selling and marketing expenses represented approximately 1.6% and 2.4%, respectively, of our revenues in the corresponding periods. In 2024 and 2025, our general and administrative expenses represented approximately 22.8% and 12.4%, respectively, of our revenues in the corresponding periods.

Other income, net

Our other income, net mainly consists of interest income from bank deposits and exchange gain or loss incurred in operations. We recorded other income, net of US$54.8 thousand and US$24.1 thousand for the years ended March 31, 2024 and 2025, respectively.

Taxation

Cayman Islands

We incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and accordingly, is exempted from Cayman Islands income tax. As such, we are not subject to tax on either income or capital gain. In addition, no withholding tax is imposed upon any payments of dividends by subsidiaries to us.

British Virgin Islands

The Cloud Data (BVI) Holdings Corporation is incorporated in the BVI. Under the current laws of the BVI, Cloud Data BVI is not subject to income or capital gains taxes. Additionally, dividend payments are not subject to withholding tax in the BVI.

Hong Kong

The major operating subsidiary of our company, registered in Hong Kong, are subject to Hong Kong profits tax on taxable income. Under the two-tiered profits tax regime effective April 1, 2018, the first HK$2 million of assessable profits is taxed at 8.25%, with profits above that amount taxed at 16.5%. Changes in tax laws or our taxable income levels could impact our future tax obligations.

Results of Operations

The following table summarizes the results of our operations for the years ended March 31, 2024 and 2025, respectively, and provides information regarding the USD dollar in thousands and percentages increase or (decrease) during such periods:

	For the years ended March 31,		Variance
	2024	2025	Amount	%
	US$	US$	US$	%
	(in thousands, except for percentages)
Revenues	2,290	3,003	713	31.2%
Cost of revenues	(1,030)	(1,285)	(255)	24.8%
Gross profit	1,260	1,718	458	36.3%
Operating expenses
Selling and marketing expenses	(36)	(73)	(37)	104.2%
General and administrative expenses	(521)	(372)	149	(28.7)%
Total operating expenses	(557)	(445)	112	(20.1)%
Operating profit	703	1,273	570	81.0%
Other income
Financial income, net	52	22	(30)	(58.1)%
Other income, net	3	2	(1)	(23.5)%
Total other income, net	55	24	(31)	(56.1)%
Income before income tax expense	758	1,297	539	71.1%
Income tax expense	(103)	(192)	(89)	86.0%
Net income	655	1,105	450	68.7%

Year ended March 31, 2025 compared to year ended March 31, 2024

Revenue

Our total revenue increased by 31.2%, from approximately US$2.3 million for the year ended March 31, 2024 to approximately US$3.0 million for the year ended March 31, 2025. The increase was mainly due to the increase in revenue from IDC connectivity service, reflecting the increasing global need for cross-border demand from existing clients and improved pricing strategy.

Cost of revenue

Our cost of revenue increased by 24.8% from US$1.0 million for the year ended March 31, 2024 to approximately US$1.3 million for the year ended March 31, 2025 consistent with the trend of increasing revenue.

Gross profit and gross margin

Our gross profit increased by 36.3% from US$1.3 million for the year ended March 31, 2024 to approximately US$1.7 million for the year ended March 31, 2025, reflecting an approximately 2.2% increase in gross margin from 55.0% to 57.2%. This increase was primarily due to a higher revenue base while maintaining a relatively lower increase in cost of revenue, reflecting the business’s economies of scale.

Selling and marketing expenses

Our selling and marketing expenses increased from approximately US$36 thousand in 2024 to approximately US$73 thousand in 2025, representing a 104.2% year-over-year increase. As a percentage of revenues, these expenses slightly rose from approximately 1.6% in 2024 to 2.4% in 2025. This increase was primarily attributable to expanded promotional efforts and client outreach activities undertaken during the year to support business growth.

General and administrative expenses

Our general and administrative expenses (“G&A expenses”) decreased from approximately US$521 thousand in 2024 to approximately US$372 thousand in 2025, representing a 28.7% decline. As a percentage of revenues, G&A expenses declined from 22.8% in 2024 to 12.4% in 2025. The reduction in expenses was mainly attributable to the lease terminations of two short-term premises and certain vehicles, which resulted in a decrease in G&A expenses of approximately US$104.0 thousand and US$24.2 thousand, respectively.

Income taxes

We had income tax expense of US$0.2 million for the year ended March 31, 2025, as compared to income tax expense of US$0.1 million for the year ended March 31, 2024, consistent with the increase in our income before income tax expense.

Net income

As a result of the foregoing, we had net income increased by 68.7%, from approximately US$0.7 million for the year ended March 31, 2024 to approximately US$1.1 million for the year ended March 31, 2025.

Internal Control over Financial Reporting

Prior to the Offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements for the years ended and as of March 31, 2024 and 2025, we identified two “material weaknesses” in our internal control over financial reporting. As defined in the standards established by the PCAOB, and other control deficiencies, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to: (i) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the Securities and Exchange Commission (the “SEC”); and (ii) Lack of formal risk assessment process and internal control framework over financial reporting. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a comprehensive assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

In order to address and resolve the foregoing material weaknesses, we have implemented measures aimed at remediating the identified material weaknesses, including, among others: (i) recruiting additional accounting and financial personnel with proficiency in U.S. GAAP and experience in SEC reporting; (ii) arranging recurring training sessions for our accounting staff, particularly concerning U.S. GAAP standards and SEC reporting obligations; (iii) creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards; and (iv) setting up mechanism of formal risk assessment process and internal control framework with formal documentation of polices in place, appointing independent directors, establishing an audit committee, and strengthening corporate governance.

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “RISK FACTORS — Risks Relating to Our Business and Industry — If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Liquidity and Capital Resources

As of March 31, 2025, we had positive working capital of approximately US$1.7 million and net asset of approximately US$1.7 million. For the year ended March 31, 2025, we had net income of US$1.1 million and net cash provided in operating activities of approximately US$1.5 million. We have historically funded our working capital needs primarily from business operations. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, and the timing of accounts receivable collections.

Based on our current operating plan, we believe our current working capital of US$1.7 million is sufficient to meet our anticipated working capital requirements and capital expenditures for the next twelve months following the date of this prospectus. However, we may require additional cash resources in the future due to changes in business conditions or opportunities for investments, acquisitions, or other capital expenditures. If our cash requirements exceed our available cash, we may seek to raise funds through equity offerings, debt financing, or credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share.

Cash Flows

The following table sets forth our selected consolidated statements of cash flows for the years indicated.

	For the years ended March 31,
	2024	2025
	US$	US$
	(in thousands)
Net cash provided by in operating activities	94	1,510
Net cash used in investing activities	(247)	(901)
Net cash used in financing activities	—	(588)

Net changes in cash and cash equivalents	(154)	21
Cash and cash equivalents at beginning of year	468	314
Cash and cash equivalents at end of year	314	335

Operating activities

For the year ended March 31, 2024, our net cash provided by operating activities was US$0.1 million, primarily driven by our net income of US$0.7 million, partially offset by an increase in prepayments of US$0.6 million for technical consulting service.

For the year ended March 31, 2025, our net cash provided by operating activities increased to US$1.5 million, primarily driven by business expansion and improved working capital efficiency.

Investing activities

For the year ended March 31, 2024, our net cash used in investing activities was US$0.2 million, primarily attributable to loans to HAPPY and Metaverse, our related parties. For the year ended March 31, 2025, our net cash used in investing activities was US$0.9 million, primarily reflecting loans to a third party, HAPPY, and Metaverse with a total amount of US$1.1 million, partially offset by loan repayments of US$0.2 million from HAPPY and Metaverse. See “RELATED PARTY TRANSACTIONS” for details.

Financing activities

We did not conduct any financing activities in 2024. For the year ended March 31, 2025, our net cash used in financing activities was US$0.6 million, mainly attributable to dividend payments to Mr. Chang Liao of US$0.6 million. See “RELATED PARTY TRANSACTIONS” for details.

Capital Expenditures

We incurred capital expenditures of nil and nil for the years ended March 31, 2024 and 2025, respectively.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. As of the date of this prospectus, there are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contractual Obligations

As of March 31, 2025, we have no material contractual obligations.

Quantitative and Qualitative Disclosure about Market Risks

Interest rate risk

Fluctuations in market interest rates may negatively affect financial condition and results of operations. We are exposed to floating interest rate risk on cash deposit, and the risk due to changes in interest rates is not material. We have not used any derivative financial instruments to manage the interest risk exposure.

Concentration of credit risk

Assets that potentially subject us to significant concentrations of credit risk primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties, deposits within prepaid expenses and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of our cash are held with financial institutions that our management believes to be of high credit quality. We conduct periodic reviews of the financial condition and payment practices of our customers to minimize collection risk on accounts receivable. Based on our historical experiences in collection of other receivables and amounts due from related parties, we consider the credit risk of these receivables to be low. Management conducts regular assessments on expected credit losses arising from non-performance by these counter-parties. We evaluate its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts.

Concentration of customers and suppliers

The following table sets forth a summary of single customers who represent 10% or more of our total revenue.

	For the years ended March 31,
	2024	2025
Customer A	72%	69%
Customer B	26%	17%
Customer C	—	12%

The following table sets forth a summary of single customers who represent 10% or more of our total accounts receivable:

	As of March 31,
	2024	2025
Customer C	—	62%
Customer A	—	20%
Customer B	100%	18%

The following table sets forth a summary of single suppliers who represent 10% or more of our total purchases:

	For the years ended March 31,
	2024	2025
Zhongshan Weijia (related party)	65%	52%
HAPPY (related party)	31%	21%
Supplier D	—	25%

The following table sets forth a summary of single suppliers who represent 10% or more of our total accounts payable:

	As of March 31,
	2024	2025
Supplier D	—	98%

Critical Accounting Polices and Estimates

An accounting estimate is considered critical if it requires to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur periodically, could have materially impact to the consolidated financial statements.

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions. We continuously evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our results of operations or financials condition. There are other items within our consolidated financial statements that require estimation but are not deemed critical, as defined above.

We believe the following accounting estimate involves the most significant judgments used in the preparation of our financial statements: (1) expected credit losses. We evaluate this estimate and assumption on an ongoing basis. See “Note 2 — Summary of Significant Accounting Policies” to our consolidated financial statements for the disclosure of this accounting estimate.

Expected credit losses

We recorded allowances for credit losses to reserve for potentially uncollectible amounts related to our accounts receivable, other receivables in prepaid expenses and other current assets. Our estimation process evaluates the collectability of these financial assets by considering historical collection trends, customer creditworthiness, current economic conditions, and expected future conditions, which involves significant management judgment and uncertainty due to the unpredictability of customer payment behavior and volatility in economic conditions. We assess credit risk across different customer groups and incorporate forward-looking factors, such as expected economic conditions, to ensure our estimates remain robust.

No expected credit loss expense was recorded for the years ended March 31, 2024 and 2025, respectively.

Recent Accounting Pronouncements

For information on recently issued accounting pronouncements, refer to Note 3 to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY OVERVIEW

This prospectus contains information derived from an industry report (the “F&S Report”) commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information regarding our industry and market position and opportunities. Such industry report was prepared by Frost & Sullivan based on various government and industry publications, interviews with industry participants and experts, and other available sources from public market research. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Internet Data Center (IDC) Overview

Internet Data Center (IDC) is a specialized physical facility that provides internet infrastructure services. By means of colocation or leasing, it offers clients integrated internet infrastructure solutions, including server colocation, computing and storage resource rental, communication line and bandwidth access, system configuration and network security protection, along with operation and maintenance support. By scale, IDCs can be classified into five categories: micro data center, small data center, mid-tier data center, enterprise data center, and hyperscale data center.

Micro Data Center refers to a micro-scale data center unit deployed in local, edge or specific application scenarios. It typically features an independent cabinet space and is characterized by a standard rack count of fewer than 100.

Small Data Center refers to data center that is established to meet the IT infrastructure needs of organizations or small enterprises with relatively limited requirements. Compared to large-scale data centers, small data centers have lower power and cooling capacities and occupy less physical space, with a standard rack count generally ranges from 100 to 500.

Mid-tier Data Center refers to data center serving medium to large enterprises. These data centers are capable of accommodating a wider variety of equipment, feature larger physical space, and possess greater power and cooling capacities. The standard rack count is generally between 500 to 3,000.

Enterprise Data Center refers to a large-scale data center designed to serve the needs of major enterprises and institutions. It is typically equipped with highly reliable infrastructure to meet stringent requirements for data security and business continuity, supporting enterprises’ day-to-day operations, enterprise data centers provide robust computing and storage. The standard rack count is generally between 3,000 to 10,000.

Hyperscale Data Center typically refers to an ultra-large data center operated by major cloud service providers, internet companies or data center operators. It is designed to support large-scale workloads in areas such as cloud computing, big data and artificial intelligence (AI). Hyperscale data centers are distinguished by their massive computing and storage capacity, high resource efficiency, and exceptional scalability. The standard rack count is generally more than 10,000.

Value Chain Analysis of IDC Industry

The value chain of IDC industry constitutes a comprehensive ecosystem encompassing upstream resource providers, midstream IDC service providers, and downstream end users.

The upstream primarily involves the supply system that provides essential infrastructure and core equipment for the construction and operation of IDCs. It serves as the foundational support for the stable functioning of data centers. This segment encompasses engineering and design, as well as the manufacturing and integration of IT and electromechanical equipment such as servers, storage devices, network hardware, power systems and racks.

The midstream primarily encompasses IDC service providers who deliver professional operational services and related solutions to meet the increasingly diverse and high-performance market demands. This segment can be further divided into three categories, that is, telecommunications operators, third-party IDC service providers, and internet and cloud service companies.

The downstream serves a broad range of industry clients and application scenarios. It primarily includes traditional sectors such as internet enterprises, financial institutions, government, manufacturing and healthcare companies. With the acceleration of digital transformation, an increasing number of small and medium-sized enterprises as well as emerging industries, including artificial intelligence, cloud computing and self-driving, have also become primary IDC customers, placing higher demands on computing power, storage capacity, security and regulatory compliance.

Number of IDC, By Type, and Growth Forecast, Global (2020-2029E)

With the rapid development of the digital economy, especially driven by artificial intelligence, IDC have evolved into an essential infrastructure that underpins the deployment and operation of a wide array of digital technologies. IDC not only provide the fundamental physical infrastructure required for the massive computational power and data storage demands of AI applications, but also ensure the stable and efficient operation of other digital technologies such as cloud computing and big data. They play a pivotal role in facilitating the seamless integration and interaction of these technologies, thereby enabling the smooth functioning of various digital services and applications that are integral to the modern digital economy.

The global IDC market is undergoing a structural transformation. Although the total number of data centers has shown a slight decline from approximately 447.6 thousand in 2020 to approximately 416.6 thousand in 2024 with a CAGR of around -1.8%, this trend is primarily attributed to the reduction in micro data centers. Due to limitations in computing capacity, energy efficiency, and long-term sustainability, micro data centers are gradually being phased out or consolidated. In contrast the number of large-scale, especially hyperscale data centers, continues to rise, becoming the dominant force of the industry development. From 2020 to 2024, the number of hyperscale data centers has risen from approximately 610 to approximately 1,000 with a remarkable CAGR of around 13.2% over this period, and is projected to further reach approximately 1,625 by 2029. This shift is driven by the growing demand for centralized, high-performance computing resources, fueled by the rapid adoption of technologies such as cloud computing, artificial intelligence and big data, as well as the need for scalable, low-latency, and sustainable infrastructure. With strong resource integration capabilities and highly efficient network architectures, hyperscale data centers are emerging as critical infrastructure supporting the digital economy, reflecting the sector’s long-term growth potential and ongoing technological advancement.

Number of Internet Data Centers (IDCs), Global

Thousand; 2020-2029E

Number of Internet Data Centers (IDCs), by Type, Global

2020-2029E

CAGR	Micro	Small	Mid-Tier	Enterprise-Level	Hyperscale
2020-2024	-3.2%	1.2%	2.3%	3.6%	13.2%
2024-2029E	-2.6%	1.0%	2.0%	3.0%	10.2%

Hyperscale
Enterprise
Mid-Tier
Small
Micro
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0

	2020	2021	2022	2023	2024	2025E	2026E	2027E	2028E	2029E
Micro	318,368	309,186	296,841	286,075	279,728	271,336	263,739	256,882	250,717	245,201
Small	111,906	113,755	114,233	115,080	117,492	119,019	120,328	121,531	122,625	123,483
Mid-Tier	15,219	15,652	15,890	16,170	16,666	17,033	17,391	17,739	18,076	18,401
Enterprise	1,522	1,588	1,634	1,760	1,754	1,814	1,872	1,928	1,982	2,034
Hyperscale	610	730	850	992	1,000	1,125	1,250	1,375	1,500	1,625

____________

Source:   China Academy of Information and Communications Technology, Frost & Sullivan Analysis and Estimate

IDC Installed Capacity and Growth Forecast, By Region, Global (2020-2029E)

Driven by the accelerated deployment of large-scale data centers, the global installed capacity of IDC has continued to expand, from approximately 36.6GW in 2020 to approximately 57.8 GW in 2024, accompanied by notable shifts in regional distribution patterns. In recent years, the Asia-Pacific (APAC) region has emerged as the most dynamic market for IDC development, supported by a large digital user base, favorable government policies and the rapid proliferation of cloud services and artificial intelligence applications. In 2024, the Asia-Pacific region surpassed North America in terms of total installed capacity, with the number being approximately 22.8GW, becoming the largest contributor globally, and is expected to arrive at approximately 41.6GW by 2029. This rapid growth reflects the region’s strong demand for high-performance digital infrastructure and underscores its increasingly strategic role in the global computing landscape, highlighting its potential to lead in the future digital economy. Looking forward, projection has indicated that the global installed capacity of IDC will increase to approximately 100.1GW by 2029, representing a CAGR of around 11.6% from 2024 to 2029.

IDC Installed Capacity, by Region, Global

GW, 2020-2029E

____________

Source:   China Academy of Information and Communications Technology, Frost & Sullivan Analysis and Estimate

Market Size for IDC and Growth Forecast, By region, Global (2020-2029E)

The global IDC market has been growing to approximately USD108.6 billion in 2024. Although the Asia-Pacific region has surpassed North America in terms of total IDC installed capacity, North America remains the global leader in market size. This disparity is primarily attributable to the higher concentration of high-value and compute-intensive workloads in North America, such as large-scale AI model training, high-frequency financial computing, and enterprise-grade cloud services, all of which command higher service pricing and yield greater profit margins. Higher electricity, land and operational costs in the region are reflected in pricing structures as well, further elevating the overall market size. In addition, North America also benefits from a mature customer base with strong payment capacity and consistent demand for high-performance, high-reliability IDC services. As a result, while the Asia-Pacific region continues to expand rapidly in scale, North America maintains a leading position with the market increasing from approximately USD29.2 billion to approximately USD46.1 billion between 2020 and 2024, underscoring the structural differences in value and service maturity across regional IDC markets.

IDC Market Size, by region, Global

USD Billion; 2020-2029E

____________

Source:   China Academy of Information and Communications Technology, Frost & Sullivan Analysis and Estimate

Note:

(1)      The market size refers to the total revenue generated by IDC services.

IDC Installed Capacity and Growth Forecast, Hong Kong (2020-2029E)

As a key international financial and information hub in the Asia-Pacific region, Hong Kong possesses a range of structural advantages that provide a solid foundation for the development of its IDC industry. These include its strategic geographic location, robust legal framework, open data transfer environment and liberalized telecommunications market. In recent years, the steady expansion of data center infrastructure in Hong Kong has been driven by the accelerating growth of the regional digital economy, increasing demand for cross-border data exchange and the intensified deployment of international cloud service providers across Asia. Benefiting from close economic ties with mainland China, the flexible data governance framework and its continued appeal to global enterprises, Hong Kong is gradually evolving into a critical computing hub bridging mainland China and global markets. Looking ahead, as data-intensive sectors such as artificial intelligence, fintech, and cross-border e-commerce continue to expand, Hong Kong’s strengths in reliability, security and international connectivity are expected to further enhance its position, highlighting significant growth potential for its IDC market. In recent years, Hong Kong has witnessed sustained growth in its IDC installed capacity. Despite objective constraints such as limited land resources and restricted site availability, the city has leveraged its well-developed building infrastructure and vertical construction capabilities to establish a high-density, modular data center deployment model. As of 2024, Hong Kong’s data center installed capacity has reached approximately 1.6GW, with several additional projects currently under planning or construction, and is projected to reach approximately 2.9GW by 2029, reflecting a CAGR of around 13.4%.

IDC Installed Capacity, Hong Kong

GW; 2020-2029E

____________

Source:   Cushman & Wakefield, Frost & Sullivan Analysis and Estimate

Market Size for IDC and Growth Forecast, Hong Kong (2020-2029E)

In terms of market size, the primary revenue for Hong Kong’s IDC sector are industry clients with strong demand for low-latency and high-security infrastructure, particularly those in finance, insurance, e-commerce, and multinational enterprises. Benefiting from a stable policy environment, a well-established regulatory and compliance framework, and increasingly integrated data collaboration mechanisms with mainland China, Hong Kong’s IDC market demonstrates stable and long-term growth potential. The city exhibits strong service penetration and pricing power in data-intensive sectors such as international fintech, artificial intelligence and cross-border e-commerce. In 2024, the IDC market in Hong Kong has steadily increased to approximately USD3.6 billion. The upward trend is expected to sustain, and the IDC market in Hong Kong is forecasted to reach approximately USD6.9 billion by 2029 with a CAGR of around 14.0%.

IDC Market Size, Hong Kong

USD Billion; 2020-2029E

____________

Source:   Frost & Sullivan Analysis and Estimate

Note:

(1)      The market size refers to the total revenue generated by IDC services.

Cloud Service Market Overview

Cloud service delivers computing resources, such as servers, storage, databases, networking, security and software applications, on demand via the internet. Users can obtain these IT resources from Cloud Service Providers (CSPs) without building or maintaining costly physical infrastructures. This model enables elastic resource allocation, rapid deployment and pay-as-you-go billing, significantly improving IT resource efficiency and reducing the operating cost. As such, cloud services have become a critical enabling technology for digital transformation, and can be generally divided into three categories: Software as a Service (SaaS), Infrastructure as a Service (IaaS) and Platform as a Service (PaaS).

Software as a Service (SaaS) refers to a cloud service model in which software applications are delivered to users over the internet. Under this model, users are not required to purchase, install or maintain local software or hardware. Instead, they can access the software functionalities via a web browser or client application. All deployment, maintenance, and updates are managed centrally by the service provider.

Infrastructure as a Service (IaaS) refers to a cloud service model that delivers fundamental computing resources, such as virtual machines, storage capacity and network bandwidth, on demand over the internet. Users can flexibly rent these computing resources based on their needs, enabling elastic scalability and pay-as-you-go billing.

Platform as a Service (PaaS) refers to a cloud service model that offers an environment for developing, testing, deploying and managing applications over the cloud. Users do not need to manage hardware or operating systems, allowing them to focus on the application development. PaaS provides services enables faster application building and flexible scaling at lower costs, supporting digital transformation and innovation.

Value Chain Analysis of Cloud Service Industry

The value chain of cloud service industry comprises a broad ecosystem ranging from upstream software and physical resource providers, to midstream cloud service providers, and downstream end-users, with each segment closely linked and collectively driving the development and application of cloud computing technology.

The upstream comprises suppliers of fundamental hardware and software resources, including manufacturers and vendors of server, storage devices, network equipment, as well as developers of operating systems and virtualization technologies. This segment is responsible for providing high-performance physical and software infrastructures to cloud platforms, ensuring stability, reliability and uninterrupted operation of cloud services.

The midstream primarily consists of Cloud Service Providers (CSPs), including foundational telecommunications operators, cloud service companies, and cloud divisions of major technology enterprises. As the core entities of cloud services, they are responsible for integrating physical and software resources supplied by upstream providers and developing various cloud service offerings for downstream end-users. This segment focuses on the operation and management of cloud services, continuously innovating service models and enhancing service quality to meet the diverse needs of different industries and enterprises, thereby driving the sustained development and broad application of cloud computing technologies.

The downstream includes various organizations and individuals who purchase and use cloud services. They choose services like cloud storage, computing, databases and applications to support their operations, data processing, application development and digital transformation. As cloud technology matures, more industries adopt cloud services to improve efficiency, reduce IT costs and promote innovation. This drives cloud providers to continuously improve their services, creating a positive cycle that advances the cloud service ecosystem, especially in areas like artificial intelligence, big data, and the Internet of Things.

Market Size for Cloud Service and Growth Forecast, Global (2020-2029E)

The global cloud service market continues to demonstrate ongoing growth, with an impressive CAGR of around 24.0% from 2020 to 2024, and has become a critical infrastructure supporting the development of the digital economy. As enterprises deepen their digital transformation efforts and emerging technologies such as generative AI advance rapidly, demand for efficient, scalable, and flexible IT resources is rising across industries. In this context, the market share of both public cloud and hybrid cloud has continued to increase. Public cloud has emerged as the mainstream adoption model due to its ease of deployment, flexible cost structure and strong scalability. At the same time, to address requirements related to data security, regulatory compliance and local control, hybrid cloud services are being widely adopted, particularly among large enterprises and regulated industries. Overall, the global cloud services market is evolving toward a multi-cloud, intelligent, and industry-oriented landscape, with its total market expected to expand steadily in the coming years, reaching approximately USD2,260.2 billion by 2029.

Cloud Service Market Size, Global

USD Billion; 2020-2029E

____________

Source:   IDC, Frost & Sullivan Analysis and Estimate

Note:

(1)      The market size refers to the total revenue generated from cloud services.

Market Size for Public Cloud Service and Growth Forecast, by Category, Global (2020-2029E)

Public cloud, with its capabilities for elastic scalability and cost efficiency, enables enterprises to lower the barriers to IT infrastructure investment, foster business agility and innovation, thereby continuously accelerating market penetration.

As the largest segment within the public cloud service market, Software as a Service (SaaS) is widely applied across fields such as enterprise office automation (OA) and customer relationship management (CRM), owing to its characteristics of no local deployment and rapid delivery. Driven by increasing enterprise reliance on flexible work and collaboration tools, the SaaS market has experienced sustained growth in both scale and user base, with the market expanding to approximately USD 488.1 billion in 2024 with a CAGR of around 24.9% from 2020 to 2024. Additionally, the proliferation of remote and mobile work has increased the demand for SaaS’s convenient accessibility and cross-platform compatibility.

The global IaaS market ascended to approximately USD160.2 billion in 2024. Propelled by increasing demands for cost efficiency and resource optimization, Infrastructure as a Service (IaaS) enables flexible, on-demand resource allocation to meet evolving business requirements. Concurrently, the rapid growth of data volumes has escalated the need for robust computing and storage capabilities. IaaS, with its high availability and robust security mechanisms, effectively ensures business continuity. Furthermore, its global service capabilities facilitate enterprises in swiftly expanding into new markets. As the foundational layer of cloud computing, IaaS supports users in renting virtual machines, storage and network resources on demand, aligning with accelerated cloud migration and heightened requirements for high-performance computing and big data analytics. IaaS’ flexibility and scalability have established it as a critical pillar of cloud services across various industries, and its market is projected to continue to grow with a CAGR of around 17.9% from 2024 to 2029.

The Platform as a Service (PaaS) market has experienced significant growth, from approximately USD49.1 billion in 2020 to approximately USD158.1 billion in 2024. Increasing enterprise demands for accelerated application development and deployment have been precisely aligned with PaaS solutions that provide comprehensive and flexible development environments that reduces operational complexity, effectively streamlining development processes and supporting multi-language and multi-framework needs. As digital transformation deepens, the growing requirement for responsive IT environments has further propelled PaaS adoption. The PaaS market is expected to maintain its upward trajectory in the following years, reaching approximately USD 478.1 billion by 2029.

Public Cloud Service Market Size, by Category, Global

USD Billion; 2020-2029E

____________

Source: IDC, Frost & Sullivan Analysis and Estimate

Note:

(1)      The market size refers to the total revenue generated from cloud services.

(2)      The SaaS market includes applications and system infrastructure software.

Building upon foundational cloud service models SaaS, IaaS and PaaS, the cloud service ecosystem has continued to evolve, giving rise to a range of service models tailored to specific scenarios and business requirements. Among them, BPaaS (Business Process as a Service) delivers standardized business processes through cloud platforms, enabling enterprises to reduce costs and improve efficiency. DaaS provides a cloud-based virtual desktop environment that allows users to remotely access centrally managed desktop resources across multiple devices, thereby improving work flexibility and data security. In recent years, BPaaS has benefited from the growing demand for business process re-engineering (BPR) and operational efficiency, achieving accelerated penetration in industries such as finance and retail, with the market growing from approximately USD35.2 billion in 2020 to approximately USD60.3 billion in 2024. Meanwhile, DaaS has experienced rapid growth driven by the rise of remote work and increasing information security requirements, experiencing broad adoption across medium to large enterprises and government institutions. The global market of DaaS has consistently growing from approximately USD14.9 billion to approximately USD34.7 billion from 2020 to 2024, and is projected to reach approximately USD69.3 billion by 2029, indicating a CAGR of around 14.9% from 2024 to 2029.

BPaaS and DaaS Market Size, Global

USD Billion; 2020-2029E

____________

Source:   IDC, Frost & Sullivan Analysis and Estimate

Note:

(1)      The market size refers to the total revenue generated from cloud services.

Market Share of Major Public Cloud Service Providers, Global (2020-2029E)

The global public cloud market is undergoing a structural shift, evolving from a dominated landscape by Amazon into a diversified environment where multiple major providers, notably Microsoft and Google, are rapidly expanding their presence. Although Amazon Web Services (AWS) remains the market leader, its share has shown a steady decline over consecutive years, from around 31.8% in 2020 to around 30.2%. This trend is attributable to several key factors. On one hand, the growing adoption of multi-cloud and hybrid cloud strategies by enterprise have led to the distribution of workloads across multiple platforms, weakening AWS’s relative dominance within the primary IaaS model. On the other hand, AWS has faced challenges in penetrating high-value sectors such as government and finance, where its localization capabilities and industry-specific solutions lag behind those of competitors. Over the past few years AWS’s customer base is heavily weighted toward large clients, with a concentration in sectors such as internet services, education and media. While this client structure facilitated rapid growth during the early stages of cloud adoption, the maturing cloud usage within these industries has limited further expansion potential. This structural characteristic has, to some extent, constrained AWS’s ability to sustain its market share. In contrast, Microsoft and Google have demonstrated stronger growth momentum by actively expanding into both enterprise-grade and emerging verticals.

Microsoft has achieved sustained growth in the public cloud market by leveraging its longstanding presence in the enterprise software ecosystem. Its extensive customer base in office software and identity management has served as a solid foundation for cloud migration. Through seamless integration between Azure and widely adopted Microsoft solutions, the company has effectively guided existing clients toward its cloud platform. In addition, Microsoft’s hybrid cloud architecture, which allows enterprises to retain certain workloads on-premises while extending others to the cloud, has resonated strongly with regulated industries and large-scale organizations that prioritize security and compliance. These advantages, combined with its broad global infrastructure and expanding service portfolio in areas such as artificial intelligence and data analytics, have enabled Microsoft to steadily capture a larger share of the public cloud market share, from approximately 14.3% to approximately 16.6% from 2020 to 2024. Projection has indicated that the market share of Microsoft Azure will further growing to approximately 18.4% by 2029.

Over the past few years, Google has leveraged its leading capabilities in high-value technologies such as artificial intelligence, machine learning and data analytics to continuously attract clients with strong demand for high-performance computing, particularly in industries that rely heavily on real-time data processing and predictive analytics, leading to a significant increase in its market share, from approximately 9.1% in 2020 to approximately 13.4% in 2024. Its sustained investments in open-source ecosystems and developer tools have further enhanced its appeal to enterprises, tech startups and emerging industry clients’ digital demands. Meanwhile, Google has significantly improved its product reach and customer retention by optimizing its global cloud infrastructure, strengthening multi-cloud compatibility and expanding vertical industry solutions. As a result of these multi-pronged strategies, Google Cloud has achieved the fastest market share growth in recent years among public cloud providers, establishing itself as one of the most dynamic and upward-moving players in the global cloud landscape. By 2029, the market share of Google Cloud Platform is expected to further reach approximately 18.9%.

Market Share of Major Public Cloud Service Providers, Global

2020-2029E

____________

Source:   IDC, Frost & Sullivan Analysis and Estimate

Note:

(1)      The market share refers to the proportion of user spending on a specific cloud service relative to the total spending across the entire cloud services market.

Market Size for Public Cloud Service and Growth Forecast, by Category, Hong Kong (2020-2029E)

The cloud services market in Hong Kong has accelerated its development over the past few years, rising from approximately USD731.5 million in2020 to approximately USD1,630.6 million in 2024, and gradually becoming a critical support platform for the digital economy in the Asia-Pacific region. In the IaaS sector, cloud providers leverage superior infrastructure and a well-established ecosystem to meet the strong demand from local and regional customers for scalable computing and storage resources. The PaaS market has maintained rapid growth, facilitating faster application development and deployment among local enterprises, thereby supporting digital transformation and business innovation. Meanwhile, the SaaS market has steadily expanded, with broad adoption across finance, retail, education and other industries, addressing diverse enterprise needs for flexible work and customer relationship management. With the integration of emerging technologies, Hong Kong’s cloud services ecosystem is evolving toward greater intelligence and integration, demonstrating significant market potential and expected to continue driving innovation and advancement in the regional cloud service industry, with the market further growing to approximately USD3,451.6 million by 2029.

Public Cloud Service Market Size, by Category, Hong Kong

USD Million; 2020-2029E

____________

Source:   IDC, Frost & Sullivan Analysis and Estimate

Note:

(1)      The market size refers to the total revenue generated from cloud services.

(2)      The SaaS market includes applications and system infrastructure software.

The BPaaS market in Hong Kong reached approximately USD139.4 million in 2024, and is projected to arrive at approximately USD210.5 million in 2029, suggesting a CAGR of around 8.6% expected between 2024 and 2029. This growth is primarily driven by the increasing demand for process automation, cost optimization and operational efficiency across key sectors such as healthcare, finance and retail. In addition, the normalization of remote work continues to accelerate the adoption of cloud-based business process solutions. Meanwhile, the DaaS market in Hong Kong remains in an early stage but demonstrates strong growth potential. Driven by the rising adoption of remote and mobile work models, enterprises are exhibiting increasing demand for centralized desktop management, endpoint security, and cross-device accessibility, particularly within government agencies, large corporations and highly regulated industries. Projection indicates that DaaS is poised to rapidly emerge as a critical component of remote IT management and desktop service delivery in the region, rising from approximately 32.6 million to approximately USD62.1 million by from 2024 to 2029.

BPaaS and DaaS Market Size, by Category, Hong Kong

USD Million; 2020-2029E

____________

Source: IDC, Frost & Sullivan Analysis and Estimate

Note:

(1)      The market size refers to the total revenue generated from cloud services.

Competitive Landscape Overview

Market Driver Analysis of Hong Kong Market

•        Strategic Gateway to Mainland China and Asia:    Leveraging its strategic geographical location and robust infrastructure, Hong Kong has long served as a critical digital gateway between Mainland China and the broader Asia-Pacific region. The city is equipped with a mature cross-border telecommunications network with direct connections to major regional and global markets, enabling low-latency and high-reliability data transmission. For cloud service providers seeking to expand into mainland China or the wider Asia-Pacific, Hong Kong’s strong network interoperability positions it as a key strategic hub for regional IDC and cloud service deployment.

•        Strong Rule of Law and Business-Friendly Environment:    Hong Kong’s long-standing legal and regulatory framework grounded in the rule of law provides a high degree of transparency, data protection and contractual enforceability, which is essential for global cloud and data center operators. Coupled with its open economy, free capital movement, and mature financial and professional service sectors, the city offers a stable and predictable environment conducive to long-term digital infrastructure development. This has made Hong Kong a preferred destination for international technology firms establishing regional IDC and cloud service operations.

•        Accelerated Digital Transformation and Cloud Adoption across Industries:    As local industries such as finance, retail, healthcare and logistics accelerate their digital transformation, demand for cloud computing, cloud storage, data analytics and collaboration tools continue to rise. Both large enterprises and small-to-medium-sized enterprises increasingly rely on cloud-based IT architectures to enhance operational efficiency. This trend has driven rapid growth across various cloud service models, including IaaS, PaaS, and SaaS, serving as a key catalyst for the expansion of Hong Kong’s cloud service market and IDC market.

•        Government Support and Initiatives:    Under policy frameworks such as the “Smart City Blueprint”, the Hong Kong Special Administrative Region government has continuously promoted the upgrade of digital infrastructure and the adoption of cloud technologies in public governance, serving as a significant external driver for the growth of the local IDC and cloud services market. Initiatives such as cloud migration of government systems and data openness policies have further enhanced corporate digital innovation capabilities. Furthermore, the government has implemented supportive measures in aspects including data center approval processes and land resource allocation, effectively lowering operational barriers for the industry and reinforcing Hong Kong’s role as a regional hub for the digital economy.

Future Trend Analysis of Hong Kong Market

•        Increased Focus on Sustainability and Green Initiatives:    In response to the increasing global focus on environmental sustainability and energy efficiency, Hong Kong’s IDC industry has proactively embraced the development of green data centers by implementing energy-saving technologies and integrating renewable energy sources. Such environmental-friendly operations help reduce carbon emissions and ensure compliance with international environmental standards, while also enhancing the competitiveness of data centers and attracting premium clients. Looking ahead, Hong Kong is set to further strengthen investments in green technologies, promoting the IDC sector’s transition toward low-carbon and sustainable practices, thereby underpinning the region’s sustainable digital economy development.

•        Surge in Demand Driven by AI and High-Performance Computing:    The rapid advancement of artificial intelligence and high-performance computing technologies has significantly intensified demand for computing power. In response, data center facilities in Hong Kong are undergoing continuous upgrades in hardware capabilities and network infrastructure to support high-density computing environments. This trend is driving cloud service providers to deliver more specialized and customized computing solutions, reinforcing Hong Kong’s capacity to support emerging technology workloads and maintain its competitiveness as a regional digital infrastructure hub.

•        Expansion of Hybrid and Multi-Cloud Architectures:    In light of increasingly complex and dynamic business requirements, enterprises in Hong Kong are increasingly adopting hybrid and multi-cloud architectures to enable flexible resource allocation and risk mitigation. Data center operators and cloud service providers are accelerating the development of multi-cloud compatible ecosystems, offering integrated operations, monitoring and security management solutions to address enterprise needs related to compliance, data sovereignty and operational performance. This trend not only enhances the adaptability of cloud services but also drives the diversification and deepening of Hong Kong’s cloud service market.

•        Growing Adoption of Automation and AI in Data Center Management:    To enhance operational efficiency and ensure system stability, data center management in Hong Kong is increasingly integrating automation technologies and artificial intelligence tools. By leveraging intelligent monitoring, predictive maintenance and optimized resource allocation, these technologies support the automation and data-driven optimization of key operational activities, reducing manual intervention and the risk of human error while lowering operational costs. As these technologies continue to mature, automation and artificial intelligence are emerging as key drivers in improving service quality and customer satisfaction, laying a solid foundation for the intelligent transformation of Hong Kong’s data center industry.

Entry Barrier Analysis of Hong Kong Market

•        Building Trust and Reputation in a Mature Market:    As one of the most mature digital infrastructure markets in the Asia-Pacific region, Hong Kong presents stringent requirements from clients in terms of service stability and data security. For new entrants, the absence of an established track record and brand reputation poses a significant barrier to new entrants. This challenge is particularly pronounced when targeting high-value clients such as financial institutions, government agencies and multinational corporations, where trust-building is a prolonged process and entry thresholds are high.

•        Talent Acquisition and Retention in a Competitive Tech Landscape:    Under a global shortage of skilled technology professionals, the competition for talent within Hong Kong’s cloud services and IDC industry has intensified significantly. There is a sustained increase in demand for expertise in areas such as cloud architecture and security compliance, yet the local talent pool remains relatively limited. New entrants face considerable challenges in attracting and retaining key technical personnel. Furthermore, existing competitors often leverage attractive compensation packages and international career development opportunities, exacerbating talent mobility and raising barriers related to workforce acquisition and cost management.

•        Navigating Complex Compliance and Data Residency Requirements:    Hong Kong maintains a highly mature and continuously evolving regulatory framework for data governance, encompassing stringent requirements related to personal data protection and cross-border data flows. For new entrants in the IDC and cloud service sector, substantial resources are required to align with local compliance mandates, complete certification processes, and ensure the sustainability of operations in terms of data sovereignty and regulatory adherence. This is especially critical when serving high-sensitivity sectors such as finance and healthcare, where compliance capabilities represent a core barrier to market entry and a fundamental prerequisite for establishing client trust.

•        Establishing Robust Partnerships and Ecosystem Integration:    Hong Kong’s cloud service ecosystem has developed into a mature network dominated by major cloud providers, telecommunications operators, and key industry clients, characterized by unified technical standards and stable service frameworks. For new entrants, integrating into the existing industrial chain and establishing effective channel partnerships and integration capabilities within a short period poses significant challenges. The lack of support from local Independent Software Vendors (ISVs), system integrators, and industry solution partners may result in limited-service coverage and increased customer acquisition costs, thereby becoming a critical barrier restricting business expansion and scalable development.

BUSINESS

Our Mission

Our mission is to empower enterprises with flexible and reliable infrastructure solutions, driving performance through integration and service excellence.

Overview

We are an integrated internet infrastructure service provider focused on delivering flexible, modular digital infrastructure solutions to enterprise customers. Our business is structured across three operating segments: (i) Internet data center (IDC) services, where we source servers, IP addresses, and bandwidth from upstream suppliers and integrate these external resources into comprehensive service packages for which we assume primary responsibility for service delivery to enterprise customers; (ii) IDC connectivity services, where we support IDC infrastructure providers by facilitating their service delivery to downstream clients through contract processing management, downstream client relationship management, and standby technical support; and (iii) Other services, which include the aggregation and customization of cloud resources into comprehensive service packages, as well as standalone technical support services tailored to address diverse customer needs. We operate under an asset-light model and do not own or operate any self-built data centers, servers, or proprietary cloud platforms as of the date of this prospectus. This allows us to achieve operational flexibility and reduce capital expenditures by primarily procuring IDC capacity and network transmission services from suppliers. By leveraging upstream supplier resources, we help customers reduce the complexity of managing their IT infrastructure across multiple platforms and suppliers. Pricing for these tailored solutions is determined by resources usage, service level requirements, and contract duration.

Our customers principally comprise technology companies in Hong Kong and Canada seeking reliable infrastructure to support digital transformation and cross-border operations. In certain cases, we source IDC resources such as IP addresses associated with regions including Japan, Taiwan, Turkey, and the United States, and provide these to customers requiring infrastructure beyond their core operating regions.

According to the F&S Report, the Hong Kong IDC markets have experienced strong and sustained growth, underpinned by increasing demand from technology, fintech, e-commerce, and multinational enterprises for low-latency, high-security infrastructure. Hong Kong’s IDC installed capacity reached approximately 1.6 GW in 2024 and is expected to grow to 2.9 GW at a CAGR of 13.4% through 2029. Hong Kong IDC market size expanded from approximately US$2.0 billion in 2020 to about US$3.6 billion in 2024, representing a CAGR of 14.8%, and is projected to rise to US$6.9 billion in 2029. In parallel, Hong Kong’s cloud services market has accelerated, expanding from approximately US$731.5 million in 2020 to approximately US$1,630.6 million in 2024, and projected to reach approximately US$3,451.6 million by 2029, gradually becoming a critical support platform for the digital economy in the Asia-Pacific region. These local developments are part of broader global trends. The global IDC industry provides the foundational infrastructure for digital services such as cloud computing, artificial intelligence, and cross-border e-commerce. The number of Enterprise-level Data Center worldwide increased at a CAGR of 3.6% from 2020 to 2024 and is expected to continue expanding. The Asia-Pacific region, particularly Southeast Asia and other developing markets, has emerged as the most dynamic area for IDC growth in recent years, driven by rising demand for scalable, high-performance digital infrastructure. Meanwhile, the global cloud services market has grown at a CAGR of approximately 24.0% from 2020 to 2024, becoming a critical enabler of digital transformation across sectors. For the fiscal years ended March 31, 2024 and 2025, our customers primarily included technology companies based in Hong Kong and Canada. Looking ahead, we plan to continue strengthening our core offerings across IDC services, connectivity, and integrated cloud solutions. We also aim to selectively expand into international markets and pursue strategic partnerships. We believe the structural growth of the Hong Kong market, together with global momentum in digital infrastructure and cloud services, will support our long-term development.

For the fiscal years ended March 31, 2024 and 2025, our total revenue increased from US$2.29 million to US$3.00 million, representing a year-over-year growth of 31.2%, primarily driven by the continued expansion of our IDC connectivity services, with revenue from this segment rising to US$2.08 million in fiscal 2025 compared to US$1.66 million in fiscal 2024. Revenue from our other services also saw significant growth, increasing from US$37,470 in fiscal 2024 to US$420,220 in fiscal 2025. Our IDC services revenue decreased slightly to US$498,673 in fiscal 2025 from US$593,023 in fiscal 2024, largely due to decreased demand for IDC services in Taiwan. Our gross margin improved from 55.0% to 57.2%. We believe our flexible service model and focus on integration position us well to capture future growth opportunities as enterprise customers continue to seek scalable and cost-efficient infrastructure solutions.

Our Competitive Strengths

We attribute the following competitive strengths to our growing success, and we believe that they will continue to provide us with the long-term competitive advantages:

Value-added integration of upstream resources

In our IDC service segment, we serve as the primary service provider, assuming full responsibility for service delivery to enterprise customers. Rather than acting solely as a reseller of individual resources, we aggregate and integrate servers, IP addresses, and bandwidth from upstream suppliers into comprehensive service packages tailored to our customers’ specific requirements. Our integrated approach enables us to offer flexible, modular solutions that can adapt to evolving business demands, while also reducing the complexity and burden of managing multiple vendors for our customers. For customers pursuing hybrid infrastructure strategies, we are able to extend our integration capabilities to include cloud resources from upstream providers, coordinating the selection and deployment of both traditional IDC services and cloud-based solutions such as storage and disaster recovery. This comprehensive resource coordination allows customers to achieve seamless deployment across IDC and cloud platforms through a single service relationship.

Focused B2B service delivery model

Our IDC connectivity services enable us to operate as a specialized service provider exclusively serving IDC infrastructure providers, rather than competing for direct end-customer relationships. This focused approach creates a more efficient business model that allows us to concentrate our resources on delivering comprehensive support services to a targeted group of sophisticated business clients.

Under this business model, we benefit from reduced direct customer acquisition costs since we support our IDC provider customers in their downstream acquisition efforts rather than pursuing numerous individual end customers ourselves. Our service delivery processes are streamlined because we work with knowledgeable infrastructure providers while providing them with the tools and support they need to manage their customer relationships effectively. Additionally, this model enables us to build deeper, more strategic partnerships with IDC infrastructure providers by becoming integral to their customer management operations, fostering long-term business relationships that are typically more stable and predictable than direct consumer relationships.

Strong management team with industry expertise

Our management team brings years of hands-on experience in the digital economy. Over time, they have developed a deep understanding of the industry’s operational and commercial dynamics, and possess long-standing, reliable industry relationships with upstream service providers. Mr. Liao, our Chief Executive Officer, has over 15 years of experience in the digital services industry, including more than a decade in the data center sector. Strategic partnerships he has established allow us to secure high-quality bandwidth and data center resources at favorable rates, providing a cost advantage in delivering efficient and scalable services. The Chief Technology Officer of Cloud Data HK, Mr. Ming Zhao, has over 20 years of experience helping enterprise customers solve technical and business challenges. He has worked across areas such as cloud infrastructure, cybersecurity, data analytics, and other emerging technologies. He is skilled at designing practical, end-to-end solutions and communicating clearly with both technical teams and business leaders. His prior experience as a technical architect at Microsoft, where he led the development of enterprise cloud systems, gives him a strong foundation to support our product development and system integration. His ability to connect technical planning with business needs helps us build solutions that are reliable, efficient, and aligned with our customers’ long-term goals.

We believe our success over the years has been largely driven by our experienced management team who have been dedicated to providing reliable and high-quality services to our customers.

Strong supplier relationships and flexible sourcing model

Our deep relationships with upstream IDC and network service providers allow us to source infrastructure resources efficiently and competitively. Instead of pre-purchasing large volumes of resources, we work directly with suppliers to identify and secure what each customer needs for their specific project. This flexible sourcing model enables us to serve as a strategic sourcing agent for our clients, offering competitive pricing, greater resource choice, and tailored configurations without the risk of locking into fixed-cost inventory. This approach not only helps us manage risk and preserve capital but also allows us to adapt quickly to client requirements and market changes.

Our Growth Strategies

We intend to grow our business using the following key strategies:

Focus on continuous improvement of our service framework and customer experience

We are committed to the ongoing enhancement of the reliability, responsiveness, and adaptability of our services to better meet the evolving needs of our customers. Although we do not operate proprietary service systems or software, we work closely with upstream suppliers to ensure that customers can directly access supplier-provided systems for monitoring, reporting, and issue resolution. Looking ahead, we plan to selectively introduce monitoring and reporting tools that provide customers with real-time visibility into infrastructure performance, such as granular insights into bandwidth utilization and latency metrics. We are also actively exploring partnerships with upstream suppliers to expand the range of service options available to our customers.

To support customer engagement, we have engaged a service team that manages customer communications and coordinates technical support. Our management team also maintains close relationships with key customers through regular in-person visits. In the future, we plan to further strengthen operational consistency and service quality by investing in staff training and building our own customer management team. Going forward, we intend to introduce customer satisfaction surveys on a regular basis to identify areas for improvement and refine our services accordingly. By evolving our service model and strengthening our coordination capabilities, we aim to provide a dependable, flexible customer experience that supports long-term growth.

Enhance service integration and network optimization

As of the date of this prospectus, we do not operate any self-owned data center racks or provide in-house server colocation services. We plan to gradually deepen our involvement by acquiring or deploying racks and initiating proprietary hosting services in the future. In the near term, we plan to selectively invest in certain infrastructure assets, such as cabinets, servers, and networking equipment. Over time, we may explore opportunities to co-develop or manage dedicated hosting areas under models such as long-term lease, build-to-suit arrangements, or joint operations. We currently have no definitive plans to construct or acquire stand-alone data centers.

As part of this strategy, we also plan to enhance the efficiency and reliability of data transmission for our customers. Specifically, we aim to work closely with our suppliers, secure competitive upstream resources across geographies, and optimize how these are bundled and delivered. Moreover, we plan to provide customers with bandwidth usage monitoring services, enabling them to track real-time and historical traffic data, detect abnormal fluctuations, and generate visualized usage reports during their usage. These enable customers to better understand their network patterns, manage costs, and respond proactively to performance anomalies.

Selectively pursue international expansion

Our current customer base primarily consists of Hong Kong and Canada-based companies whose end-user coverage spans across different countries and regions, such as the United States, Turkey, Hong Kong, Japan, and Taiwan. Capitalizing on the internet industry’s growth, we aim to strategically expand our operations to additional markets within the next 3 to 5 years, focusing on key emerging economies in Asia, Latin America, and Eastern Europe. In addition to introducing self-operated infrastructure, we also plan to establish strategic partnerships with local IDC operators in each target market, establishing regional service hubs for localized support, and developing market-specific service offerings.

Diversify Customer Base and Enhance Service Value

During the two most recent fiscal years, over 85% of our revenue are generated from Hong Kong customers. Our future customer acquisition strategy will focus on companies with cross-border operations requiring reliable, multi-regional IDC services. At the same time, we intend to deepen relationships with existing customers by introducing additional service offerings, tiered service packages, and tailored solutions designed to meet specific industry needs. For existing customers, our goal is to evolve from a service provider to a one-stop strategic infrastructure partner, supporting customers’ long-term infrastructure planning through more integrated solutions such as multi-region deployment planning, network architecture consulting, and, where appropriate, joint development of customized hosting or optimization strategies.

Our Services

We partner with upstream IDC and network service providers to deliver comprehensive internet infrastructure solutions through our three operating segments: (i) IDC services, where we source servers, IP addresses, and bandwidth from upstream suppliers and integrate these resources into comprehensive service packages for which we assume primary responsibility for service delivery to enterprise customers; (ii) IDC connectivity services, where we provide specialized connectivity solutions to IDC infrastructure providers to facilitate their service delivery to end users; and (iii) other services, which include the aggregation and customization of cloud resources from upstream providers into comprehensive service packages, as well as standalone technical support services tailored to address diverse customer needs.

IDC Services

The value chain of the IDC industry constitutes a comprehensive ecosystem encompassing upstream resource providers, midstream IDC service providers, and downstream end users. Positioned within the midstream segment, we source resources from upstream IDC and network service providers to deliver integrated internet infrastructure solutions.

Our IDC services accounted for approximately 25.9% and 16.6% of our total revenue for the fiscal years ended March 31, 2024 and 2025, respectively. We offer IDC services that include customized server hosting solutions, IP address allocations, and bandwidth management to enterprise customers with infrastructure needs. These services are offered as integrated packages under renewable 12-month contracts, enabling customers to deploy digital operations efficiently, securely, and at scale.

Our business model operates on a demand-driven procurement approach, where we select and engage suppliers based on specific customer requirements rather than maintaining pre-purchased inventory. This flexible sourcing strategy allows us to respond quickly to evolving customer needs, optimize cost structures by avoiding excess capacity, and maintain our asset-light operational model while ensuring each integrated service package is tailored to meet individual customer specifications.

Server Leasing Services

We offer server leasing services to enterprise customers by sourcing server capacity from IDC operators. We do not own or operate any data center infrastructure or physical servers. Instead, we work with upstream suppliers to provide customers with access to server resources through customized service packages. We coordinate the sourcing, contractual arrangements, and service setup with our suppliers, ensuring that customer specifications for server type and contract duration are met.

Before selecting a IDC resources provider, we perform a series of verifications to assess facility reliability, which include:

•        site visits to evaluate physical infrastructure,

•        documentation review of technical specifications and compliance certifications,

•        operational checks of support responsiveness and incident handling procedures,

•        verification of 24/7 technical assistance and dedicated account management,

•        confirmation of digital support platforms for ticket management and service feedback, and

•        compliance verification to ensure valid operating licenses and regulatory adherence.

Network Interconnection Services

We source IP addresses and bandwidth from upstream resource providers and resell these resources to our enterprise customers. Our offerings help customers secure reliable connectivity across their operations in different regions. We do not operate proprietary network infrastructure or bandwidth management tools but work closely with suppliers to ensure that connectivity services meet performance set forth in our customer agreements.

During the fiscal years ended March 31, 2024 and 2025, and as of the date of this prospectus, we have sourced a pool of IP addresses associated with Hong Kong, Taiwan, Japan, United States, and Turkey, which we assign to customers based on usage needs and geographic requirements. Our bandwidth offerings are configured according to customer specifications, supporting transmission speeds from 300 Mbps to 10 Gbps. These include flexible arrangements such as 5 Gbps committed capacity with burstable bandwidth up to 10 Gbps. Billing is determined by usage, contract terms, and selected service specifications.

Some of our upstream suppliers also offer advanced features such as traffic optimization, DDoS protection, and monitoring capabilities. When applicable, we help customers access these features by selecting suitable suppliers that meet our performance expectations in terms of network stability, geographic routing, and technical support responsiveness.

IDC Connectivity Services

Our IDC connectivity services represent the core of our business and primary source of revenue. These services are designed for IDC infrastructure provider customers who serve downstream clients with complex and evolving technical requirements. Positioned within the midstream segment of the IDC industry value chain, we play a facilitative role by enhancing our customers’ service capabilities and operational reach to meet their end-user demands.

While IDC infrastructure providers act as the prime integrators and retain direct responsibility for delivering services to end users, we serve as their strategic business partner by supplying the operational infrastructure and facilitation support they need to serve their downstream clients effectively. Our services are delivered as an integrated package, in which downstream client acquisition, contract processing and administration, relationship management, and standby technical support are not discrete offerings but interdependent functions that work in concert. Each service component reinforces the others. Together, these interconnected services comprise a unified facilitation solution that supports our customers’ business success.

Comprehensive Client Acquisition Support

Our downstream client acquisition services leverage years of market intelligence and established networks of our core team within each regional market to identify qualified prospects and facilitate introductions for our IDC infrastructure provider customers. Our sales team understands regional business practices, regulatory environments, and customer preferences across our target markets. This localized approach enables us to pre-qualify potential downstream clients, assess their technical requirements, and facilitate initial discussions that align with our customers’ service capabilities and strategic objectives. Leveraging our extensive overseas sales channels and market development capabilities across Hong Kong, Taiwan, Japan, and North America, we enable IDC infrastructure providers to expand into new markets while relying on us to navigate the complexities of regional penetration and downstream client management.

Contract Processing and Administrative Support

We maintain standardized processes and documentation templates that ensure consistency across regional markets while accommodating local legal and regulatory requirements. Our team is able to coordinate with legal counsel, manage compliance verification, and handle the administrative complexities of multi-jurisdictional contract management. This comprehensive administrative support includes invoice processing, payment tracking, service level agreement monitoring, and performance reporting that enables our IDC infrastructure provider customers to focus on technical service delivery while we handle the operational complexities of downstream client management.

Ongoing Relationship Management

Our relationship management services are designed to maximize downstream client satisfaction and retention while supporting our IDC infrastructure provider customers’ long-term revenue growth. We maintain regular communication with downstream clients on behalf of our customers, conducting periodic satisfaction surveys, gathering feedback on service performance, and identifying opportunities for service expansion or optimization. We serve as the primary point of contact for routine customer inquiries and administrative matters, allowing our customers to focus their resources on high-value technical service delivery.

Technical Support and Incident Response

Our standby technical support services provide round-the-clock coverage across all time zones where our customers operate, ensuring continuous availability of expert assistance for both routine inquiries and critical incident response. We maintain tiered support structures with escalation procedures that match the urgency and complexity of each situation, from basic connectivity questions to complex multi-regional network optimization challenges.

Other Services

We offer other services to customers, which include cloud services and technical support.

Our cloud services involve the aggregation and customization of cloud resources from upstream providers into comprehensive service packages tailored to meet diverse customer needs. We do not operate our own proprietary cloud platform. Instead, we facilitate access to infrastructure solutions offered by cloud service providers. These services are designed to help customers improve network performance, and support hybrid infrastructure strategies that combine traditional hosting and bandwidth resources with cloud-based solutions, such as storage and disaster recovery. We do not independently provide services such as cloud migration or security hardening. Rather, we assist customers by coordinating the procurement of cloud services from upstream providers and supporting their integration with the customers’ existing IDC arrangements.

Our technical support services are offered independently to assist customers with specific operational needs across our service portfolio. These include voice private line services, in which we source voice lines from suppliers and coordinate with third-party platforms to deliver paid voice information channel services. We help ensure the delivery of stable and reliable voice communication by managing technical requirements and interfaces with the relevant service providers. Beyond voice services, our technical support offerings include other standalone services designed to complement our integrated infrastructure solutions and meet the diverse support needs of enterprise customers.

Data Security and PROTECTION

Data Collection, Processing, and Storage Practices

As a service integrator operating under a light-asset model, we do not directly collect, store, or access customer data processed on the leased servers or cloud platforms. Our customers deploy their leased servers and equipment in the IDC facilities operated by our suppliers, and maintain full operational and administrative control over their data.

As of the date of this prospectus, We do not own or operate any data centers, physical servers, or proprietary cloud platforms. Instead, our role is limited to coordinating resources from upstream resource providers and cloud service providers. While we do not process customer data ourselves, we take steps to ensure our suppliers uphold industry-standard data protection practices, particularly in maintaining secure, stable, and high-availability infrastructure.

Supplier Oversight and Security Practices

We are committed to working with suppliers that maintain appropriate security and operational standards. We conduct frequent on-site visits and assessments of our suppliers’ IDC facilities and technical safeguards to make sure key security measures are in place. We review whether IDC facilities are equipped with biometric access control, 24/7 surveillance, anti-tailgating entry protections, and are designed to meet high standards of uptime, redundancy, and fault tolerance to ensure a high level of physical security and operational reliability.

As part of our effort to promote cybersecurity prevention, we prioritize suppliers that adopt widely accepted security protocols, such as encryption for data in transit, access controls, and secure network segmentation. However, because we do not own or operate the infrastructure or platforms used to deliver services, data security and cybersecurity risk management largely remain within the control of our upstream providers. See “Risk Factors — Risks Relating to Our Business and Industry — We rely on third-party platforms and infrastructure to support our operations, and cybersecurity risks could disrupt our services, damage our reputation, and adversely affect our business.”

Sales and Marketing

Our sales efforts are primarily led by the Chief Marketing Officer and marketing manager of Cloud Data HK that brings professional expertise, industry insights, and strong customer relationships. We acquire new customers through a multi-channel approach, including our official website, social media platforms, and referrals from existing customers. We also participate in industry events to share insights into market trends and technological advancements, and help enterprise customers identify evolving needs and explore optimization opportunities within their IT deployments. Additionally, our senior executives conduct bi-weekly visits and maintain direct communication with senior management of our existing customers to strengthen current engagement.

Customers and Suppliers

Our customer base primarily comprises technology companies located in Hong Kong and Canada that require reliable IDC resources, network connectivity, and cloud services to support their digital infrastructure needs across multiple regions. In the fiscal year ended March 31, 2024, two major customers accounted for approximately 72% and 26% of our total revenues, respectively. In the fiscal year ended March 31, 2025, three major customers accounted for approximately 69%, 17%, and 12% of our total revenues, respectively. No other individual customer accounted for more than 10% of our total revenue in either period. As of March 31, 2025, we have maintained over four years of cooperation with one of our major customers, underscoring the continuity and strength of our customer relationships.

We rely on a network of upstream IDC resource and cloud service providers to source the IP addresses, server capacity, bandwidth, and cloud resources that we integrate and deliver to our customers. These suppliers are critical to our asset-light model and enable us to deliver flexible, cost-effective solutions without owning physical infrastructure. Two large suppliers accounted for an aggregate of approximately 65% and 31% of the total purchases in the fiscal years ended March 31, 2024, respectively. Three large suppliers accounted for approximately 52%, 25% and 21% of the total purchases in the fiscal years ended March 31, 2025, respectively. As of March 31, 2025, we have maintained over three years of cooperation with one of our major suppliers.

Our reliance on a limited number of major customers and suppliers exposes us to concentration risks. The loss of any significant customer or supplier, or a material disruption in their business operations, could adversely impact our results of operations and financial condition. For additional discussion of these risks, see “Risk Factors — Risks Relating to Our Business and Industry — Our business is substantially dependent on a limited number of suppliers, creating significant concentration risk that could materially adversely affect our operations and financial performance.” and “— We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.”

Research and Development

During the fiscal years ended March 31, 2024 and 2025, and as of the date of this prospectus, we do not maintain a research and development department, nor have we incurred any material research and development expenses. While we currently do not conduct proprietary research and development, we may, in the future, explore opportunities to enhance our service capabilities through technology partnerships or limited internal development efforts. However, we do not anticipate material research and development expenditures in the near term.

Intellectual Property

As of the date of this prospectus, we do not own any registered trademarks or patents, nor do we have any pending applications for such intellectual property rights. For discussion of related risks, see “RISK FACTORS — Risks Relating to Our Business and Industry — We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.”

Competition

We operate within the midstream segment of the IDC industry value chain, which constitutes a comprehensive ecosystem comprising upstream resource providers, midstream IDC service providers, and downstream end users. As a midstream service provider, we face competition from a wide range of players, including telecommunications operators, other IDC service providers, and cloud service companies, many of which have greater resources, proprietary infrastructure, and broader market reach.

Our competitors vary across different service categories. In IDC service segment, we compete with service providers that operate their own data centers or have long-term capacity arrangements with infrastructure suppliers. These competitors may offer lower prices through economies of scale or vertically integrated operations. In IDC connectivity services, we compete with other intermediaries and integrated service providers that offer end-to-end network and infrastructure solutions. For our other services, including cloud aggregation and technical support, we face competition from established cloud resellers and managed service providers with broader portfolios and deeper vendor relationships.

The downstream market is also evolving rapidly, with traditional industries and emerging sectors such as artificial intelligence, autonomous driving, and financial technology placing increasingly sophisticated demands on digital infrastructure. To remain competitive, we must continue to differentiate ourselves through service flexibility, responsiveness, and operational reliability, particularly given our asset-light business model. Our ability to quickly source, integrate, and manage third-party resources in a tailored manner is a key competitive advantage. However, we may face pricing pressure, customer retention challenges, and margin compression if competitors offer bundled services, proprietary technologies, or preferential terms from upstream partners.

Employees

As of March 31, 2025, we had a total of 5 full-time employees. The following table sets forth the breakdowns of our employees by functions as of March 31, 2025:

Function	Number of Employees
Management	2
Finance & Administration	1
Sales & Marketing	2
Total	5

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions with respect to his or her employment.

ENVIRONMENT, SOCIAL AND GOVERNANCE

We believe in the power of digital infrastructure to build a more connected and resilient world, but we understand that technological advancement cannot come at the expense of environmental sustainability or societal well-being. We are committed to maximizing our positive societal impact; minimizing our environmental footprint; and promoting ethical and responsible business practices and the personal well-being of our employees and the communities we impact.

We strive to demonstrate our values through responsible business practices. To support these efforts, we plan to establish a Code of Conduct that guides our employees in conducting business responsibly and requires compliance with all applicable laws and regulations. Our Code of Conduct will address practices and requirements concerning environmental protection, responsible sourcing, human rights, labor standards, business ethics, diversity, and regulatory compliance, among other topics. Our Board of Directors will oversee the review of our ESG-related policies, metrics, and risk management practices, while our management team will be responsible for monitoring and implementing these initiatives across our operations. We plan to review these policies regularly to ensure they remain aligned with the evolving needs of our organization, our people, our partners, and applicable legal standards.

Insurance

We provide liability insurance for our employees as required by relevant applicable laws and regulations. We do not maintain any insurance covering our properties, equipment, or inventory, and we do not carry any business interruption or product liability insurance or any third-party liability insurance to cover claims in respect of personal injuries or any damages arising from accidents on our properties or in relation to our operations. We believe that our insurance coverage is adequate for our business operations.

Properties

Our headquarter is located in Hong Kong, where we lease and occupy a single office for administrative purposes as of the date of this prospectus. This lease has a duration of 12 months.

Legal Proceedings

We may from time to time be subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. However, we do not consider any such claims, lawsuits or proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely or result in a material adverse effect on our future operating results, financial condition or cash flows.

REGULATION

This section sets forth a summary of the material laws and regulations that may affect our Company’s business and operations in Hong Kong. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of our Company. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations on our business and operations.

Regulations Related to Our Business Operations in Hong Kong

Business Registration

The Business Registration Ordinance requires every person carrying on any business to make application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid, issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch as the case may be.

Supply of Services

The Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) which aims to consolidate and amend the laws with respect to the terms to be implied in contract for the supply of services (including a contract for the supply of a service whether or not the goods are also transferred or to be transferred or bailed or to be bailed by way of hire), provides that:

(a)     where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill; and

(b)    where the supplier is acting in the course of a business, the time for the service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time.

Where a supplier is dealing with a party to a contract for the supply of a service who deals as consumer, the supplier cannot, by reference to any contract term, exclude or restrict any of his liability arising under the contract by virtue of the Supply of Services (Implied Terms) Ordinance. Otherwise, where a right, duty or liability would arise under a contract for the supply of a service by virtue of the Supply of Services (Implied Terms) Ordinance, it may (subject to the Control of Exemption Clauses Ordinance) be negatived or varied by express agreement or by the course of dealing between the parties or by such usage that binds both parties to the contract.

Copyright

The Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) (the “Copyright Ordinance”) currently in force in Hong Kong has come into effect since 27 June 1997. The Copyright Ordinance provides comprehensive protection for recognised categories of literary, dramatic, musical and artistic works, as well as for films, television broadcasts and cable diffusion, and works made available to the public on the Internet, including copyrights works of software and computer programmes.

Under the Copyright Ordinance, the owner of the copyright in a work gives the copyright owner the exclusive right to, among other things, reproduce or issue copies of the work to the public. It is an infringement for a third party to commit those acts without the consent of or a licence from the copyright owner. If an infringement occurs, the copyright owner can bring an action seeking damages or an injunction to restrain the unauthorised copying.

Mandatory Provident Fund

Under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), employees must participate in a Mandatory Provident Fund, which is a defined contribution retirement plan administrated by independent trustees, for its employees employed under the Hong Kong Employment Ordinance.

Pursuant to the MPFSO, the employer and its relevant employee, are each required to make contributions to the scheme at 5% of the relevant employees’ relevant income, including any wages, salary, leave pay, fee, commission, bonus, gratuity, perquisite or allowance expressed in monetary terms, paid or payable by the employer to the relevant employee in consideration of his employment.

Minimum Wage

The prescribed minimum hourly wage rate (currently set at HK$37.5 per hour) during the wage period for every employee is govern by the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”). Any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

Employee Insurance

Hong Kong companies are required to maintain employees’ compensation insurance in compliance with the Employees’ Compensation Ordinance (chapter 282 of the laws of Hong Kong) to cover compensation and costs liable for personal injuries of employees in Hong Kong in the course of employment with them. It is also industry practice that Hong Kong companies take out and maintain an office insurance for office premises and office equipment in Hong Kong. Such office insurance policy mainly covers loss resulting from burglary, damages made to insured property and increased cost due to business interruptions.

Data Privacy

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) covers any data relating directly or indirectly to a person namely, the data subject, from which it is practicable to ascertain the identity of the individual and which are in a form in which access to or processing of the data is practicable. It applies to a data user, namely any person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of personal data.

Section 4 of the PDPO states that any data user shall not do any act, or engage in a practice, that contravenes any of the data protection principles set out in Schedule 1 to the PDPO (the “Data Protection Principles”) unless the act or practice, as the case may be, is required or permitted under the PDPO. The Data Protection Principles set out that (1) personal data must be collected in a lawful and fair way, for a purpose directly related to a function or activity of the data user. Data subjects must be notified of the purpose for which the data is to be used for and the classes of persons to whom the data may be transferred. Data collected should be adequate but not excessive; (2) personal data must be accurate and should not be kept for a period longer than necessary for the fulfilment of the purpose for which the data is or is to be used; (3) personal data must be used for the purpose for which the data is collected or for a directly related purpose unless voluntary and explicit consent with a new purpose is obtained from the data subject; (4) a data user shall take practicable steps to safeguard any personal data held against unauthorised or accidental access, processing, erasure, loss or use; (5) a data user shall take practicable steps to ensure that its policies and practices in relation to personal data, the kind of personal data it holds and the main purposes for which the personal data is or is to be used for are made known to the public; and (6) a data subject shall be entitled to request access to personal data and must be allowed to correct the personal data if it is inaccurate.

Section 50A of the PDPO states that a data user who contravenes an enforcement notice commits an offence and shall be liable to a fine of HK$50,000 and to imprisonment for two years, and to a daily penalty of HK$1,000 if the contravention continues after the conviction. The PDPO further criminalises misuse or inappropriate use of personal data in direct marketing activities under Part 6A of the PDPO, non-compliance with data access request under section 19 of the PDPO, and unauthorised disclosure of personal data collected without consent from data users under section 64 of the PDPO.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus:

Name	Age	Position
Chang Liao	48	Chief Executive Officer and Chairman of the Board of Directors
Wenhong He	52	Chief Financial Officer
Xiao Xiao	42	Director
[Name]*	[Age]	Independent Director
[Name]*	[Age]	Independent Director
[Name]*	[Age]	Independent Director

____________

Note:

*        The appointments of the independent directors will become effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Chang Liao, Chief Executive Officer and Chairman of the Board of Directors

Mr. Chang Liao founded Cloud Data HK in 2013, and has served as the Chief Executive Officer and Chairman of the Board of Directors of the Company since July 2025 and March 2025, respectively. He has also been a director of Cloud Data BVI since March 2025. Since September 2019, he has held the position as the general manager of Guangzhou Feichang Data Co., Ltd., where he is responsible for overseeing overall operations. He holds a Bachelor’s Degree in International Finance from Jiangxi University of Finance and Economics in July 1999, and a Master’s Degree in Finance from the University of International Business and Economics in June 2003.

Wenhong He, Chief Financial Officer

Ms. Wenhong He joined Cloud Data HK in 2021 as the chief financial officer, and she has served as the Chief Financial Officer of the Company since July 2025. She has also served as the financial manager of Guangzhou Feichang Data Co., Ltd. since May 2021, where she oversees the company’s financial operations. Ms. He holds a Bachelor’s Degree in Accounting Business Administration from Hunan University in June 1998.

Xiao Xiao, Director

Mr. Xiao Xiao joined us in August 2024 and has been served as a director of the Company and Cloud Data BVI since then. He has also served as a general manager of Shenzhen Jingyan Enterprise Management Co., Ltd. since May 2024, a company he wholly owns, which specializes in enterprise management consulting and financial advisory services. Mr. Xiao holds a Bachelor’s Degree in Accounting from Southwestern University of Finance and Economics in January 2020.

Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part, three of whom are independent directors. A director is not required to hold any Ordinary Shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. Our board of directors has determined that each of [          ], [           ] and [          ] is an “independent director” as defined under the Nasdaq Corporate Governance Requirements.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are a foreign private issuer and are permitted to follow the home country practice with respect to certain corporate governance matters rather than complying with Nasdaq corporate governance requirements. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. However, to enhance our corporate governance, we elect to follow Nasdaq Capital Market corporate governance standards and have a majority of our board comprised of independent directors.

Board Committees

Prior to the completion of this Offering, we intend to establish an audit committee, a compensation committee and a nominating/corporate governance committee under our board of directors. We intend to adopt a charter for each of the committees prior to the completion of this Offering. Each committee’s members and functions are described below.

Audit Committee

[          ], [          ] and [          ] will serve on the audit committee, which will be chaired by [          ]. Our board of directors has determined that each is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated [          ] as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•        appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

•        pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•        reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•        reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•        coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•        establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

•        monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•        reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•        reviewing earnings releases.

Compensation Committee

[          ], [          ] and [          ] will serve on the compensation committee, which will be chaired by [          ]. The compensation committee’s responsibilities include:

•        evaluating the performance of our chief executive officer considering such corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our chief executive officer; and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

•        reviewing and recommending to the board of directors the cash compensation of our other executive officers;

•        reviewing and establishing our overall management compensation, philosophy and policy;

•        overseeing and administering our compensation and similar plans;

•        reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq corporate goverance requirements;

•        retaining and approving the compensation of any compensation advisors;

•        reviewing and approving our policies and procedures for the grant of equity-based awards;

•        reviewing and recommending to the board of directors the compensation of our directors; and

•        preparing the compensation committee report required by SEC rules, if and when required.

Nominating/Corporate Governance Committee

[          ], [          ] and [          ] will serve on the nominating/corporate governance committee, which will be chaired by [          ]. The nominating/corporate governance committee’s responsibilities include:

•        developing and recommending to the board of directors criteria for board and committee membership;

•        establishing procedures for identifying and evaluating board of directors candidates, including nominees recommended by shareholders; and

•        reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nominating/corporate governance committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender, or national origin). Our nominating/corporate governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association, as amended and restated from time to time. In certain limited exception circumstances, our Company has the right to seek damages against any directors who breaches a duty owed to us.

Our board of directors has all the powers necessary for managing and for directing and supervising our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of officers;

•        exercising the borrowing powers of our company and mortgaging the property of our Company; and

•        approving the registering of such transfer of shares in our share register.

Terms of Directors

Our officers are elected by and serve at the discretion of the board. Other than our independent directors, each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by special resolution or the unanimous written resolution of all shareholders. Each independent director shall hold such position for [          ] years upon the effectiveness of our registration statement on Form F-1 to which this prospectus forms a part, or until such time as such individual resigns or is removed, replaced or otherwise disqualified in accordance with our second amended and restated memorandum and articles of association and applicable director agreements, whichever is earlier. Upon the expiry of the initial [          ]-year term, each independent director that remains on our board of directors may be re-appointed by the board or re-elected by an ordinary resolution of our shareholders in accordance with our second amended and restated memorandum and articles of association, and in the event an independent director is to be re-appointed by our board of directors, such independent director shall recuse himself or herself from voting on the resolution regarding his or her own re-appointment. For the avoidance of doubt, the independent director may exercise his or her voting rights with respect to the re-election and reappointment of other independent directors.

A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by any applicable law or rules of the Nasdaq from being a director; and (v) is removed from office pursuant to any other provisions of our second amended and restated memorandum and articles of association.

Corporate Governance Guidelines

Our board of directors will adopted a code of business conduct and ethics, which is applicable to all our directors, officers, employees and advisors. We will make our code of business conduct and ethics publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our second amended and restated memorandum and articles of association, as amended from time to time. The code of business conducts and ethics and corporate governance guidelines all become effective upon completion of this Offering.

Compensation of Directors and Executive Officers

For the year ended March 31, 2025, the Company and its subsidiaries paid aggregate cash compensation of approximately US$212,503 to our directors and executive officers as a group. We do not pay or set aside any amounts for pensions, retirement, other cash compensation or other benefits for our officers and directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers for a specified time period providing that the agreements are terminable for cause with prior notice. The terms of these agreements are substantially similar to each other. An executive officer may terminate his or her employment at any time by 30-day prior written notice. We may terminate the executive officer’s employment with or without cause by giving a 30 days’ advance notice in writing.

Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our company. Each of these executive officers has also agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for twenty-four (24) months following the last date of employment.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

PRINCIPAL SHAREHOLDERS

The following table shows the beneficial ownership of our Ordinary Shares as of the date of this registration statement by:

•        each of our executive officers and directors;

•        all of the executive officers and directors of as a group; and

•        each person known to us who will beneficially own more than 5% of our Ordinary Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of Ordinary Shares beneficially owned by a person and the percentage ownership of that person, we have included Ordinary Shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These Ordinary Shares, however, are not included in the computation of the percentage ownership of any other person. Percentage of beneficial ownership of each listed person prior to this Offering is based on 17,000,000 Ordinary Shares outstanding as of the date of this prospectus. The percentage of beneficial ownership of our Ordinary Shares immediately after the completion of this Offering is based on Ordinary Shares that will be issued and outstanding which includes (i) 17,000,000 Ordinary Shares outstanding immediately prior to the completion of this offering; and (ii)           Ordinary Shares issued in connection with this Offering, assuming the underwriters do not exercise their option to purchase additional Ordinary Shares.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Number	%
Directors and Executive Officers:
Chang Liao(1)	7,650,000	45.00
Wenhong He	—	—
Xiao Xiao(2)	4,550,000	26.76
All directors and executive officers as a group	12,200,000	71.76

Principal Shareholders:
Qiantian Holdings Limited(3)	7,650,000	45.00
Xunfeng Holdings Limited(4)	4,550,000	26.76

____________

(1)      Chang Liao, our Chief Executive Officer, controls Qiantian Holdings Limited. As such, Chang Liao is deemed to beneficially own 7,650,000 Shares held through Qiantian Holdings Limited.

(2)      Xiao Xiao, our director, controls Xunfeng Holdings Limited. As such, Xiao Xiao is deemed to beneficially own 4,550,000 Shares held through Xunfeng Holdings Limited.

(3)      Represents 7,650,000 Ordinary Shares held by Qiantian Holdings Limited, a company organized and existing under the laws of the British Virgin Islands and ultimately controlled by Chang Liao. Its registered address is Intershore Chambers, Road Town, Tortola, British Virgin Islands.

(4)      Represents 4,550,000 Ordinary Shares held by Xunfeng Holdings Limited, a company organized and existing under the laws of the British Virgin Islands and ultimately controlled by Xiao Xiao. Its registered address is Intershore Chambers, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

RELATED PARTY TRANSACTIONS

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

During the fiscal years ended March 31, 2023, 2024 and 2025, and up till the date of this prospectus, we entered into certain transactions with the following related parties:

Name of the related party	Nature of relationship
Mr. Chang Liao	The Controlling Shareholder and CEO of the Company
Metaverse Digital Limited (“Metaverse”)	An entity controlled by the Controlling Shareholder and CEO of the Company
Happy Fortune Data Limited (“HAPPY”)	An entity controlled by the Controlling Shareholder and CEO of the Company
Guangzhou Feichang Data Limited (Feichang”)	An entity controlled by the Controlling Shareholder and CEO of the Company
Zhongshan Weijia Network Technology Limited (“Zhongshan Weijia”)	An entity controlled by the Controlling Shareholder and CEO of the Company

Loans to and Repayments from Related Parties

In the year ended March 31, 2024, the Company extended unsecured, interest-free, and on-demand loans of US$97,200 to HAPPY and US$150,000 to Metaverse. In the year ended March 31, 2025, the Company provided additional unsecured, interest-free, and on-demand loans of US$130,000 to Metaverse. In the year ended March 31, 2025, the Company received repayments totaling US$98,983 from HAPPY and US$130,000 from Metaverse. On June 26, 2025, the Company received repayments totaling US$150,000 from Metaverse. As of June 30, 2025, all outstanding loan balances due from these related parties had been fully repaid.

Sales to Related Parties

The Company provided public cloud services to HAPPY during the period from January 1, 2024 to August 31, 2024. The services were rendered under a fixed-rate monthly service agreement with a fee of US$12,490 per month. Total sales revenue recognized from HAPPY amounted to US$37,470 and US$62,450 for the years ended March 31, 2024 and 2025, respectively.

Purchases from Related Parties

The Company engaged Zhongshan Weijia to provide technical consulting services in the areas of product technology, network operations, and technical maintenance during its early-stage business development. Under this agreement, the Company paid service fees of US$669,930 and US$665,231 for the fiscal years ended March 31, 2024 and 2025, respectively. As the Company gradually built its in-house technical team, it terminated the consulting agreement ahead of schedule, effective May 21, 2025.

The Company also sourced IDC services through HAPPY, acting as an intermediary provider. The value of services procured via HAPPY amounted to US$324,124 and US$268,107 for the fiscal years ended March 31, 2024 and 2025, respectively.

Dividend to Related Party

On July 31, 2024, the board of directors of Cloud Data HK approved and declared a dividend distribution of US$588,020 to Mr. Chang Liao. The dividend was fully paid on September 24, 2024.

On March 9, 2023, the board of directors of Cloud Data HK approved and declared a dividend distribution of US$216,570 to Mr. Chang Liao. The dividend was fully paid on March 31, 2023.

DESCRIPTION OF SHARE CAPITAL AND CAYMAN ISLANDS COMPANY LAW

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our Memorandum and Articles of Association, the Companies Act, and the common law of the Cayman Islands.

As of the date of this prospectus, our Company’s authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each. As of the date of this prospectus, 17,000,000 Ordinary Shares are issued and outstanding. Immediately upon the completion of the Offering, assuming no exercise of the over-allotment option by the underwriters, there will be            Ordinary Shares issued and outstanding (or            Ordinary Shares if the underwriter exercises the over-allotment option to purchase additional Ordinary Shares in full).

Our Memorandum and Articles

The following are summaries of material provisions of our Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles of Association, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Objects of Our Company.    Under our Memorandum and Articles of Association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares.    Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our Articles of Association provide that dividends may be paid out of any funds of the Company lawfully available for distribution. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose subject to the restrictions of the Companies Act, provided that in no circumstances may we pay a dividend out of share premium account if, following the date on which the dividend is proposed to be paid, our Company would be unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    Any action required or permitted to be taken by the shareholders must be taken at a duly called and quorate annual or extraordinary general meeting of the shareholders entitled to vote on such action, or in lieu of a general meeting, must be effected by a resolution in writing. On a poll, each shareholder is entitled to one (1) vote for each Ordinary Share, voting together as a single class, on all matters that require a shareholder’s vote.

A quorum required for a meeting of shareholders consists of one or more shareholders present and holding at least one-third of the total number of issued and paid up Ordinary Shares of our Company present in person or by proxy. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a written requisition by any one or more shareholder(s) entitled to attend and vote at general shareholders’ meetings of our Company holding not less than 10% of the number of our paid up Ordinary Shares deposited at the registered office of our Company. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires, where a poll is taken, the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires, where a poll is taken, the affirmative vote of not less than two-thirds of the votes attaching to the Ordinary Shares cast at a meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. A special resolution will be required for important matters such as changing company name or making amendments to our Memorandum of Association or Articles of Association. Holders of the Ordinary Shares may, among other things, subdivide or consolidate their shares by passing an ordinary resolution.

Election of directors.    Directors may be appointed by an ordinary resolution of our shareholders or by a resolution of the directors of the Company

Meetings of directors.    At any meeting of directors, a quorum will be present if two directors are present, unless otherwise fixed by the directors. If there is a sole director, that director shall be a quorum. A director represented by an alternate director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors who consent in writing by all of the directors.

Transfer of Ordinary Shares.    Subject to our Articles of Association relating to the transfer of Ordinary Shares and provided that such transfer complies with the applicable rules of the Securities and Exchange Commission, the Nasdaq and federal and state securities laws of the United States, our shareholders may transfer all or any of their Ordinary Shares by an instrument of transfer in a common form or any other form prescribed by the Nasdaq or otherwise approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Shares whether or not it is fully paid up without assigning any reason for doing so.

If our directors refuse to register a transfer, they shall, within two months of such refusal, send to the transferee a notice.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation rights.    If we are wound up, the shareholders may, subject to the Articles of Association and any other sanction required by the Companies Act, pass an ordinary resolution allowing the liquidator to do either or both of the following:

(a)     to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to set such value to any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)    to vest the whole or any part of the assets in trustees upon such trusts for the benefit of contributories as the liquidator shall think fit.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares.    The Companies Act and our Articles of Association permit us to purchase, redeem or otherwise acquire our own shares, subject to certain restrictions and requirements under the Companies Act, our Memorandum and Articles of Association and any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission. In accordance with our Articles of Association, we may issue shares, with the sanction of a special resolution passed by the shareholders, on terms that are, or at the option of our Company or the holder are, liable to be redeemed. Under the Companies Act, the repurchase of any share may be paid out of our Company’s profits, out of our share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or, if authorized by the articles of association and subject to the Companies Act, out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there no longer be any issued shares of our Company (other than shares held as treasury shares), and (3) unless the manner of repurchase (if not so authorized under the Memorandum and Articles of Association) has first been authorized by a resolution of our shareholders. Under the Articles of Association, our Company may repurchase its own shares in such manner and on such terms as the Directors may agree with the relevant shareholder. In addition, under the Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in no issued shares of our Company (other than shares held as treasury shares).

Variations of Rights of Shares.    The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our Company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a resolution passed by at least a two-thirds majority of the holders of shares of the class or series present in person or by proxy and entitled to vote at a separate meeting of the holders of the shares of the class or series.

Changes in the number of shares we are authorized to issue and those in issue.    We may from time to time by an ordinary resolution passed by our shareholders:

•        increase or reduce (by cancellation of shares that have not been taken or agreed to be taken by any person) the authorized share capital of our Company;

•        subdivide our authorized and issued shares into a larger number of shares; and

•        consolidate our authorized and issued shares into a smaller number of shares.

Issuance of Additional Shares.    Our Articles of Association authorize our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records.    Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Preferred Shares.    As of the date of this prospectus, we do not have any preferred shares authorized, issued or outstanding.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts trade or business outside of the Cayman Islands or in furtherance of the business of the exempted company carried on outside of the Cayman Islands, may apply to be registered as an exempted company. The requirements for an exempted company are similar to an ordinary company except that, for an exempted company that does not hold a license to carry on business in the Cayman Islands:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•        an exempted company’s register of members is not required to be open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company that is not listed on the Cayman Islands Stock Exchange is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

•        an exempted company may issue shares without nominal or par value;

•        an exempted company may not issue negotiable shares, and shares shall be transferred only on the books of such company;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are given for 20 or 30 years);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as an exempted limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Upon the closing of the Offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the Nasdaq Capital Market rules in lieu of following home country practice after the closing of the Offering.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from that of England and Wales, but does not follow recent United Kingdom statutory enactments. Accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, among other documents, a declaration as to the solvency of the consolidated or surviving company, a declaration of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders if a copy of the plan of merger is given to every shareholder of each subsidiary company to be merged unless that shareholder agrees otherwise. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by the Grand Court of the Cayman Islands upon application of the constituent company that has issued the security.

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except to be paid the fair value of that person’s shares, to participate in all proceedings until such dissenter’s determination of fair value is reached, and the right to obtain relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement. Any such arrangement must be approved by (a) a majority in number of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made and who must, in addition, represent seventy-five percent in value of the creditors or each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting convened for that purpose, or (b) seventy-five percent in value of the shareholders or each class of shareholders, as the case may be, with whom the arrangement is to be made that are present and voting either in person or by proxy at a meeting convened for that purpose, as applicable. The convening of the meetings and, subsequently, the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the court’s directions and the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition, which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% in value of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will generally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

•        a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholder;

•        an irregularity in the passing of a resolution that requires a qualified majority;

•        an act purporting to abridge or abolish the individual rights of a member; and

•        an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one-fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association permit indemnification of our directors and officers for costs, losses, damages and expenses incurred in their capacities as such unless such losses or damages arise from actual fraud or willful default or as otherwise required by law. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we plan to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes duties to the company that include a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes the company a duty to act with skill, care and diligence. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association provide that, on the written requisition of any one or more shareholder(s) who hold not less than 10 percent in the number of paid-up Ordinary Shares of our Company deposited at the registered office of our Company, our board of directors shall convene a general meeting of our shareholders and put the resolutions so requisitioned to a vote at such meeting. However, our Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles of Association, any of our directors may be removed by ordinary resolution of our shareholders. The office of a director of our Company shall also be vacated if the director becomes bankrupt or makes any arrangement or composition with his creditors, is found to be or becomes of unsound mind, or resigns his office by notice in writing to our Company.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target corporation’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally.

The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a super-majority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, our Company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its shareholders or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its shareholders. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, the rights attached to any class or series of shares may, unless otherwise provided in the Articles of Association or the terms of issue of the shares of that class or series, be varied or abrogated with the consent in writing of the holders of three-fourths of the issued shares of that class or series, or with the sanction of a resolution passed by at least a three-fourths majority of the shares of that class or series present in person or by proxy and entitled to vote at a separate meeting of the holders of the class or series.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act, our Memorandum and Articles of Association may be altered or amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Rights to Issue Shares

Under our Memorandum and Articles of Association, subject to any applicable provisions in our Memorandum of Association, and without prejudice to any special rights previously conferred on the holders of existing shares, any share of our Company may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, voting, return of share capital or otherwise, as our Company may from time to time by special resolution determine, and subject to the Companies Act, any share of our Company may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company or the holder is liable, to be redeemed.

Except as otherwise provided in our Articles of Association, all shares for the time being and from time to time unissued shall be under the control of our board of directors, and may be re-designated, allotted, issued or otherwise disposed of in such manner, to such persons and on such terms as our board of directors, in their absolute discretion, may think fit. Our directors may issue shares in separate classes and may issue shares of any class in different series.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has been no public market for our Ordinary Shares. While we intended to apply for the listing of our Ordinary Shares on the Nasdaq Capital Market, we cannot assure you that an active trading market for our Ordinary Shares will develop or be sustained after this Offering.

Upon the closing of this Offering, approximately            Ordinary Shares will be outstanding, assuming an initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus), offered hereby and further assuming no exercise of the underwriters’ over-allotment option. Of the shares to be outstanding immediately after completion of the offering, all            shares sold in this Offering will be freely tradable except that any shares purchased in this Offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our Ordinary Shares will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, certain of our security holders have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our shares for at least three months following the pricing date of this Offering, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•        beginning on the date of this prospectus, all of the Ordinary Shares sold in this Offering will be immediately available for sale in the public market (except as described above); and

•        beginning three months after the pricing date of this Offering, additional shares will become eligible for sale in the public market, of which shares will be subject to the volume and other restrictions of Rule 144, as described below.

Lock-up Agreements

All of our directors, officers, and all holders of the Company’s securities (including warrants, options, convertible securities, and Ordinary Shares of the Company) as of the effective date of the registration statement of which this prospectus is a part have entered into lock-up agreements with respect to the disposition of their shares. See “Underwriting — Lock-Up Agreements” for additional information.

Rule 144

Non-Affiliates

As a general matter, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any person who (i) is not an affiliate at the time of sale and has not been an affiliates for purposes of the Securities Act at any time during the three months preceding the proposed sale under Rule 144, and (ii) has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior non-affiliate owner, is entitled to sell such shares without complying with the manner of sale, limitation on amount or notice provisions of Rule 144, subject to compliance with the public information requirement of Rule 144(c). In addition, if such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior non-affiliate owner, then such person is entitled to sell such shares freely without complying with any requirement of Rule 144.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three month period only that number of securities that does not exceed the greater of either of the following:

•        1% of the number of our Ordinary Shares then outstanding of the same class, which will equal approximately            Ordinary Shares immediately following this Offering, assuming the underwriters do not exercise the over-allotment option to purchase additional Ordinary Shares; or            Ordinary Shares if the underwriters exercise their option in full to purchase additional Ordinary Shares; or

•        the average weekly reported trading volume of our Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with the SEC.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers, or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until 90 days after the date of this prospectus before selling any such shares. However, the Rule 701 shares would remain subject to lock-up arrangements as described below and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides that Ordinary Shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold outside the United States without registration in the United States being required.

TAXATION

The following summary of material Cayman Islands, Hong Kong, and the U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

The following is a discussion on certain Hong Kong income tax consequences of an investment in the Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Hong Kong law:

•        No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares;

•        Revenues gains from the sale of the Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the following rates:

i.       7.5% on the assessable profits up to HK$2,000,000; and 15% on any part of assessable profits over HK$2,000,000 for unincorporated businesses; and

ii.      8.25% on the assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000 for corporations.

•        Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares

United States Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares in this Offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the U.S. federal income tax laws, including any state, local, alternative minimum tax or non-U.S. tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the U.S. or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this Offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of dividends and other distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. The gain or loss will generally be treated as U.S.-source income or loss for foreign tax credit purposes. U.S. Holders that sell Ordinary Shares for an amount denominated in a non-U.S. currency should consult their tax advisers regarding the exchange rate at which the amount received should be translated to U.S. dollars, and whether any U.S.-source foreign currency gain or loss may be required to be recognized as a result of the sale. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive foreign investment company

A non-U.S. corporation is considered a Passive Foreign Investment Company, or PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held to produce passive income (the “asset test”).

Passive income generally includes dividends, interest, rents, and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this Offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this Offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this Offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating the UFG Entities as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with the UFG Entities, and as a result, we are treating the UFG Entities as our wholly owned subsidiaries for U.S. federal income tax purposes. If we are not treated as owning the UFG Entities for U.S. federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held to produce passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this Offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how and how quickly we spend the cash we raise in this Offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this Offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares s cannot be treated as capital, even if you hold the Ordinary Shares as capital assets. A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

UNDERWRITING

We are offering our Ordinary Shares as described in this prospectus through the underwriters named below. Cathay Securities, Inc. (the “Representative”) is acting as the sole representative of the underwriters. Subject to the terms and conditions of the underwriting agreement between us and the Representative, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price set forth on the cover page of this prospectus less the underwriting discounts, the number of Ordinary Shares listed next to its name in the following table:

Name	Number of Shares
Cathay Securities, Inc.
Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the underwriting agreement. The Ordinary Shares are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken, other than those Ordinary Shares covered by the over-allotment option described below. A copy of the underwriting agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional 15% of the total number of Ordinary Shares to be offered by the Company at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. If any of these additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the Ordinary Shares are offered.

Discounts and Expense Reimbursement

The underwriting discounts for the shares and the over-allotment shares are equal to seven percent (7%) of the public offering price per Ordinary Share. The Company agreed to deliver to the Representative a total amount of US$110,000 as the advance against reasonably anticipated out-of-pocket expenses (the “Advance”). In the event the engagement period terminates prior to completion of the offering, the Representative shall return any portion of the Advance not used to pay its accountable out-of-pocket expenses actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

The following table shows the underwriting fees payable to the Representative with this Offering:

	Per Ordinary Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public offering price	US$	US$	US$
Underwriting discounts(1)	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$

____________

(1)      We have agreed to pay the underwriters a discount equal to seven percent (7%) of the public offering price of this Offering. The fees do not include the expense reimbursement as described below.

We will reimburse the Representative for accountable out-of-pocket expenses not to exceed US$235,000. Such accountable out-of-pocket expenses include but are not limited to travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check on the Company’s principals. We are also responsible for the Representative’s legal fees, costs, and expenses in connection with this Offering irrespective of whether this Offering is consummated, less the any portion of the Advance actually delivered and amounts previously paid to the Representative in reimbursement for such expenses, if any. We paid an expense deposit of US$60,000 to the Representative upon the execution of the engagement letter between us and the Representative. Any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). In addition, at the closing of the Offering, we will reimburse the Representative one percent (1%) of the gross proceeds of the Offering as non-accountable expenses.

We estimate that the total expenses payable by us in connection with the Offering, other than the underwriting discounts, will be approximately US$            , including a maximum aggregate reimbursement of US$235,000 of Representative’s accountable expenses.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. A form of the underwriting agreement will be included as an exhibit to the registration statement of which this prospectus forms a part.

Right of First Refusal

We and the Representative agree that for a period of twelve (12) months from the closing of the Offering, we grant the Representative the right of first refusal to provide investment banking services to us on an exclusive basis and on terms that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters/placement agents (such right, the “Right of First Refusal”), which right is exercisable in the Representative’s sole discretion. In the event the engagement letter between us and the Representative is terminated for any reason during the right of first refusal period, the right of first refusal shall remain in effect for a period of twelve (12) months from the date of termination, unless otherwise agreed by the parties in writing, provided that the Right of First Refusal may be terminated by us for “Cause” in accordance with FINRA Rule 5110(g)(5).

If the Representative declines to exercise the Right of First Refusal or is unable to provide same or more favorable terms to us under reasonable standard, we shall have the right to retain any other person or persons to provide such services on terms and conditions which are not more favorable to such other person or persons than the terms presented to and declined by the Representative.

Tail Fee

We have also agreed to pay the Representative a tail fee equal to seven percent (7%) of the aggregate purchase price paid by each purchaser of securities, if we complete an offering with an investor introduced to us by the Representative and not-known to us before such introduction regarding an offering prior to the termination or expiration of the engagement letter between the Representative and us (collectively, the “Identified Parties”) during the twelve (12) month period following the termination of such engagement letter. The Representative shall provide us with a list of the Identified Parties and proof of such communication in connection with the Offering.

Application for Nasdaq Listing

We intend to apply to list our Ordinary Shares on Nasdaq under the symbol “            ”. We will not consummate and close this Offering without a listing approval letter from Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of Ordinary Shares in this Offering sufficient to satisfy applicable listing criteria, our Ordinary Shares will in fact be listed.

If our Ordinary Shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Indemnification

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Each of our directors, officers and all holders of the Company’s securities (including warrants, options, convertible securities, and Ordinary Shares of the Company) have agreed in writing to enter into a customary “lock-up” agreement in favor of the underwriters, agreeing not to, for a period of three (3) months starting from the pricing date of this Offering, (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any share capital of the Company or any securities convertible into or exercisable or exchangeable for share capital of the Company; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any share capital of the Company or any securities convertible into or exercisable or exchangeable for share capital of the Company.

Each of the Company and any successors of the Company agreed, for a period of six (6) months from the closing date of the Offering, that each will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any share capital of the Company or any securities convertible into or exercisable or exchangeable for share capital of the Company; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any share capital of the Company or any securities convertible into or exercisable or exchangeable for share capital of the Company.

No Public Market Pricing

Prior to this Offering, there has been no public market for our securities in the U.S. and the public offering price for our Ordinary Shares will be determined through negotiations between us and the underwriters. Among the factors to be considered in these negotiations are prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development, and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our Ordinary Shares will trade in the public market subsequent to this Offering or that an active trading market for our Ordinary Shares will develop and continue after this Offering.

Electronic Offer, Sale, and Distribution of Securities

A prospectus in electronic format may be delivered to potential investors by the Representative. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by the Representative is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Price Stabilization, Short Positions

In connection with this Offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the Offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this Offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Determination of Offering Price

The public offering price of the Ordinary Shares we are offering was determined by us in consultation with the Representative based on discussions with potential investors in light of the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Foreign Regulatory Restrictions on Purchase of our Ordinary Shares

We have not taken any action to permit a public offering of our Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this Offering of our Ordinary Shares and the distribution of this prospectus outside the United States.

Offer Restrictions Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

EXPENSES OF THE OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discount, which are expected to be incurred in connection with the offer and sale of the Ordinary Shares by us. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

U.S. Securities and Exchange Commission registration fee	US$
Financial Industry Regulatory Authority, Inc. filing fee	US$
The Nasdaq Capital Market listing fee	US$
Printing expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous	US$
Accountable expenses	US$
Total	US$

These expenses will be borne by us, except for underwriting discounts, which will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering by us, respectively.

LEGAL MATTERS

The validity of our Ordinary Shares and certain other matters of Cayman law will be passed upon for us by Appleby. We are being represented by Sunsea Law Group P.C. with respect to certain legal matters of U.S. federal securities. We may rely upon Grandall Zimmern Law Firm with respect to matters governed by Hong Kong law. Certain legal matters as to PRC law will be passed upon for us by AllBright Law Offices (Fuzhou). Cathay Securities, Inc., the representative of the underwriters, is being represented by VCL Law LLP with respect to certain legal matters as to United States federal securities laws.

EXPERTS

The consolidated financial statements of Cloud Data Holdings Corporation and its subsidiaries as of and for the years ended March 31, 2024 and 2025 included in this registration statement have been audited by Guangdong Prouden CPAs GP, an independent registered public accounting firm, as stated in their reports. Such consolidated financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The office of Guangdong Prouden CPAs GP is located at Ste. 2201, GDH Bay City Centre, 21 Zhujiang West Rd., Guangzhou, China.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this Offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

CLOUD DATA HOLDINGS CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Cloud Data Holdings Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cloud Data Holdings Corporation and its subsidiaries (the “Company”) as of March 31, 2024 and 2025, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2024 and 2025, and the consolidated results of its operations and its cash flows for each of the two years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Guangdong Prouden CPAs GP

We have served as the Company’s auditor since 2025.

Guangzhou, China
August 1, 2025

CLOUD DATA HOLDINGS CORPORATION
CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. Dollars (“$”), except for share data, or otherwise noted)

	Note	As of March 31,
		2024	2025
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		314,293	335,350
Accounts receivable, net	3	37,900	253,495
Amounts due from related parties	7	284,670	150,000
Prepayments and other receivables, net (including prepayment to a related party amounted to US$623,679 and US$132,554 as of March 31, 2024 and 2025 respectively)	4	663,679	1,527,543
Total current assets		1,300,542	2,266,388

TOTAL ASSETS		1,300,542	2,266,388

LIABILITIES
Current liabilities:
Advance from customers		—	73,625
Accounts payable		—	145,710
Tax payable	6	70,702	296,666
Amounts due to related parties	7	958	4,830
Total current liabilities		71,660	520,831

TOTAL LIABILITIES		71,660	520,831
Commitments and contingencies	9	—	—

EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 share authorized; 12,000,000 shares issued and outstanding)*	5	—	—
Additional paid in capital		—	—
Retained earnings		1,228,882	1,745,557
Total shareholder’s equity		1,228,882	1,745,557

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY		1,300,542	2,266,388

____________

*        The shares and per share information are presented on a retroactive basis to reflect the Reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD DATA HOLDINGS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amounts in U.S. Dollars (“$”), except for per share data, or otherwise noted)

	Note	For the years ended March 31,
		2024	2025
		US$	US$
Revenues (including revenue from related parties of US$37,470 and US$62,450 for the years ended March 31, 2024 and 2025, respectively)		2,290,135	3,002,625
Cost of revenues (including cost of IDC service and consulting service purchased from related parties of US$994,054 and US$933,338 for the years ended March 31, 2024 and 2025, respectively)		(1,029,853)	(1,284,794)
Gross profit		1,260,282	1,717,831

Operating expenses
Selling and marketing expenses		(35,785)	(73,078)
General and administrative expenses		(521,103)	(371,683)
Total operating expenses		(556,888)	(444,761)

Profits from operations		703,394	1,273,070

Other income
Financial income, net		51,663	21,649
Other income, net		3,180	2,433
Total other income, net		54,843	24,082

Income before income tax expense		758,237	1,297,152
Income tax expense	6	(103,497)	(192,457)
Net income		654,740	1,104,695

Total comprehensive income		654,740	1,104,695

Total comprehensive income attributable to equity shareholders of the Company		654,740	1,104,695

Weighted average number of shares outstanding used in computing net income per share, basic and diluted		12,000,000	12,000,000
Net income per ordinary share, basic and diluted*		0.0546	0.0921

____________

*        The shares and per share information are presented on a retroactive basis to reflect the Reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD DATA HOLDINGS CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in U.S. Dollars (“$”), except for share, or otherwise noted)

	Ordinary shares*		Retained earnings	Total
	Shares	US$	US$	US$
Balance as of March 31, 2023	12,000,000	—	574,142	574,142
Net Income	—	—	654,740	654,740
Balance as of March 31, 2024	12,000,000	—	1,228,882	1,228,882
Net Income	—	—	1,104,695	1,104,695
Dividend to the shareholder	—	—	(588,020)	(588,020)
Balance as of March 31, 2025	12,000,000	—	1,745,557	1,745,557

____________

*        The shares and per share information are presented on a retroactive basis to reflect the Reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD DATA HOLDINGS CORPORATION
STATEMENTS OF CASH FLOWS
(Amounts in U.S. Dollars (“$”), except for share, or otherwise noted)

	For the years ended March 31,
	2024	2025
	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	654,740	1,104,695
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized foreign exchange loss	359	9,743
Changes in operating assets and liabilities:
Accounts receivable, net	10,827	(218,200)
Advance from customers	(181)	71,076
Prepayments and other receivables, net – a related party	(540,328)	491,125
Prepayments and other receivables, net – third parties	(40,000)	(359,578)
Accounts payable	(5,661)	145,710
Accrued expenses and other current liabilities	(835)	—
Tax payable	51,282	225,964
Amounts due from related parties	(37,470)	35,687
Amounts due to related parties	958	3,872
Net cash provided by operating activities	93,691	1,510,094

CASH FLOWS FROM INVESTING ACTIVITIES
Loan to a third party	—	(1,000,000)
Loans to related parties	(247,200)	(130,000)
Loans repaid from related parties	—	228,983
Net cash used in investing activities	(247,200)	(901,017)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend to the shareholder	—	(588,020)
Net cash used in financing activities	—	(588,020)

Net change in cash and cash equivalents	(153,509)	21,057

Cash and cash equivalents, beginning of the year	467,802	314,293
Cash and cash equivalents, end of the year	314,293	335,350

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income tax (paid)/returned	(52,215)	33,507

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD DATA HOLDINGS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except for share data)

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)     Principal activities

Cloud Data Holdings Corporation (the “Company”) is an exempted company with limited liability incorporated under the laws of Cayman Islands on August 8, 2024, with no material operations of its own. The Company, through its operating subsidiary, Cloud Data Network Limited (“Cloud Data HK”), is primarily engaged in providing data center services, network interconnection solutions, intelligent data traffic optimization, and other services (the “Business”).

(b)    Reorganization

In preparation for its initial public offering (IPO), the Company with its subsidiaries (collectively, the “Group”), underwent a reorganization which is accounted for as a non-substantive recapitalization (the “Reorganization”).

The Reorganization involved following key steps:

•        On August 8, 2024, the Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Mr. Chang Liao indirectly holds 45% equity interest of the Company via Qiantian Holdings LTD and controls the Company by having majority of voting right in the Company’s board of directors.

•        On August 20, 2024, the Company incorporated Cloud Data (BVI) Holdings Corporation (“Cloud Data BVI”) under the laws of the British Virgin Islands (“BVI”) as a wholly owned subsidiary.

•        On July 14, 2025, Cloud Data BVI acquired 100% of the equity interests in Cloud Data HK, of which Mr. Chang Liao is the controlling shareholder.

Upon the completion of the Reorganization, the Business was still carried out by Cloud Data HK. The Company and Cloud Data BVI had no operations and only nominal amounts of net assets prior to the consummation of the Reorganization and did not meet the definition of a business. Immediately before and after the Reorganization completed on July 14, 2025 as described above, there is no change in control over the Company and its subsidiaries; therefore, the Reorganization was accounted for as a non-substantive recapitalization with no change in the basis of presentation of the financial statements. The Group’s financial information has been prepared on a consolidated basis as if the corporate structure of the Company after the Reorganization had been in existence throughout the periods presented, and represents a continuation of the financial statements of Cloud Data HK whereas the assets, liabilities and operating results were presented at their historical carrying values.

As of March 31, 2025, details of the Company’s principal subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Cloud Data BVI	August 20, 2024	British Virgin Islands	100%	Investment holding
Cloud Data HK	June 3, 2013	Hong Kong, China	100%	Provision of data center and network interconnection services

CLOUD DATA HOLDINGS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)     Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

(b)    Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors.

(c)     Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for credit loss. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making estimates and judgments about the carrying values of assets and liabilities. Any future changes to these estimates and assumptions could cause a material change to the Group’s reported amounts of assets and expenses. Actual results may differ from these estimates under different assumptions or conditions

(d)    Foreign currency

The Company’s reporting currency is United States dollars (‘‘US$’’). The Company determines its functional currencies based on the criteria of Accounting Standards Codification (ASC) 830, Foreign Currency Matters. The functional currency of the Company’s subsidiary in Hong Kong is also US$.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as foreign currency exchange gain or loss included in “Financial expenses, net” in the consolidated financial statements of operations and comprehensive income.

(e)     Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and cash at banks, which have original maturities of less than three months and unrestricted as to withdrawal and use.

CLOUD DATA HOLDINGS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of cash by currency denomination is set out below:

	For the years ended
	March 31, 2024	March 31, 2025
	US$	US$
Currency
US dollar	314,216	326,318
HK dollar	77	9,032
Total	314,293	335,350

(f)     Expected credit losses of receivables

The Company’s accounts receivable and other receivables (included in “prepayments and other current assets”) are within the scope of Accounting Standards Codification (“ASC”) 326. The Group has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Group considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. This is assessed at each quarter based on the Company’s specific facts and circumstances. The allowance for current expected credit losses and corresponding receivables were written off when they are determined to be uncollectible.

No current expected credit loss expense was recorded for the years ended March 31, 2024 and 2025, respectively.

(g)    Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

•        Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

•        Level 2 — Include other inputs other than quoted prices in active market; and

•        Level 3 — Unobservable inputs which are supported by little or no market activity that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

CLOUD DATA HOLDINGS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties, other receivables included in prepaid expenses and other receivables, net, accounts payable, amount due to related parties. As of March 31, 2024 and 2025, the carrying amounts of the current financial assets and liabilities approximate their fair values due to the short-term maturity.

(h)    Commitments and contingencies

The Company has not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third party. The Company have not entered into any derivative contracts that are indexed to our shares and are classified as shareholders’ equity or that are not reflected in our consolidated financial statements.

(i)     Revenue recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. The following five steps are applied to achieve that core principle:

(i)     Identification of the contract, or contracts, with the customer

(ii)    Identification of the performance obligations in the contract

(iii)   Determination of the transaction price

(iv)   Allocation of the transaction price to the performance obligations in the contract

(v)    Recognition of the revenue when, or as, a performance obligation is satisfied.

The Company’s revenues are generated through (i) Internet Data Center (“IDC”) services, (ii) IDC connectivity services, and (iii) Others. Each of our significant performance obligations and our application of ASC 606 to our significant revenue arrangements are discussed in further detail below.

IDC services

The Company provides IDC services, delivering customized server hosting solutions, IP address allocations, and bandwidth management to customers. These services generally are procured from various third-party providers under the Company’s name and offered as an integrated package under renewable 12-month contracts. Customers gain access to dedicated server resources, network infrastructure, and bandwidth capacity tailored to their operational needs, with no option to exchange or refund the services once contracted.

The Company’s performance obligation is to ensure continuous availability of the IDC services throughout the contract period, maintaining server functionality, IP routing, and bandwidth allocation as agreed. Unearned revenue from upfront or periodic payments is recorded as advance from customers and recognized ratably over the service period as the Company fulfills its access obligations. Payment terms typically involve fixed monthly fees for base services and variable charges for bandwidth usage.

Revenue is recognized over time, as the customer simultaneously receives and consumes the benefits of the IDC services, controls the allocated resources, and relies on the Company’s ongoing performance. The transaction price, comprising fixed and variable components, is fully allocated to the single performance obligation, given the interdependent nature of servers, IPs, and bandwidth.

CLOUD DATA HOLDINGS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company considers itself as a principal in these arrangements and recognizes revenue on a gross basis, as the Company are primarily responsible for: (a) designing and delivering the integrated service package which can fulfill the specific IDC requirements of its customers, during which the Company assumes full responsibility to its customers for the IDC service delivered; (b) selecting suppliers, signing contract and settling payment with suppliers in its own responsibility; and (c) the Company also has its own discretion in establishing the price of IDC service.

As permitted under the practical expedient available under ASC 606, the Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, and (ii) contracts for which the Company recognizes revenue at the amount which it has the right to invoice for services performed.

IDC connectivity services

With overseas sales channel resources and market expansion capabilities covering Hong Kong, Taiwan, Japan, European and American regions, the Company provides connectivity services to IDC infrastructure providers, to facilitate them in delivering cross-border network interconnection, bandwidth optimization, and global data traffic management solutions for downstream customers. The IDC infrastructure provider, as the prime integrator, is directly responsible for downstream customer service delivery, while the Company provides specialized services exclusively to the prime integrator.

The Company fulfills its performance obligation by facilitating the IDC infrastructure provider, which is the customer of the Company, in downstream customer acquisition, contract processing management, ongoing downstream customer relationship management and stand-by technical support. These services are not capable of separately identifiable from other promises in the contract, given the overall promise of the Company in the contract is to transfer a combined and integrated item to which the individual services are inputs.

The customer receives and consumes the benefits of the Company’s services continuously as downstream customers are secured and contracts are executed. Each successful sale of the bundled products directly enhances the customer’s market penetration and revenue stream, with benefits accruing throughout the contract term. In addition, the Company ensures maintenance personnel are on standby to provide immediate service support to its customers. Therefore, revenue is recognized over time as the customer simultaneously receives and consumes the benefits provided by the Company. The transaction price, representing the IDC connectivity service income, is determined by multiplying the quantity of services provided to downstream customers by the Company’s customers with fixed unit prices agreed. The income is recognized in the period when the underlying connectivity services are consumed by the customers.

Others

Others represent the revenue generated from various types of services, mainly consisting of technical support services and could services. The Group is primarily responsible for fulfilling the services, including designing the service package, sourcing services from various suppliers, and retaining discretion over pricing, thereby acting as the principal in these transactions. The single performance obligation of the Company is to provide the agreed technical support services or cloud services, and the Company recognizes revenue over time as the service is simultaneously received and consumed by the customer.

CLOUD DATA HOLDINGS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table disaggregates the Company’s revenue for the years ended March 31, 2024 and 2025:

	For the years ended
	March 31, 2024	March 31, 2025
	US$	US$
By revenue type
IDC Service	593,023	498,673
IDC connectivity service	1,659,642	2,083,732
Others	37,470	420,220
Total	2,290,135	3,002,625

For the years ended March 31, 2024 and 2025, the Company recognized all revenues over time, amounting to US$2,290,135 and US$3,002,625, respectively.

Contract balances

When either party to a revenue contract has performed, the Company presents the contract in the balance sheets as a contract asset or a contract liability, depending on the relationship between the Company’s performance and the customer’s payment. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment.

Contract assets represent the Company’s right to consideration in exchange for goods or services that the Company has transferred to a customer. The Company does not have amounts of contract assets since the Company transfers the promised services to customers and has the billing rights or after the customers pay consideration.

The contract liabilities consist of advances from customers, which represent the billings or cash received for goods and services in advance of revenue recognition and is recognized as revenue when the Company fulfills its performance obligation. The revenue recognized for years ended March 31, 2024 and 2025 that was previously included in the contract liability as of March 31, 2023 and 2024 was nil and nil, respectively. Advance from customers of US$73,625 as of March 31, 2025 is expected to be recognized as revenue within one year.

The Company had recorded accounts receivable of US$37,900 and US$253,495 on its balance sheets as of March 31, 2024 and 2025, respectively.

(j)     Cost of revenues

Cost of revenues primarily comprises of costs for technical support services sourced from a related party and IDC services purchased from a related party and third-party providers.

(k)    General and administrative expenses

General and administrative expenses mainly consist of staff cost, rental expenses, office and utilities expenses and other expenses related to general corporate functions.

(l)     Selling and marketing expenses

Selling and marketing expenses primarily consist of salaries of personnel in the sales department.

(m)   Employee benefit

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a

CLOUD DATA HOLDINGS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

maximum of HK$1,500 per month. Contributions to the plan vest immediately. Employee social benefits included in selling and marketing expenses and general and administrative expenses in the accompanying consolidated statements of comprehensive income amounted to US$2,300 and US$4,620 for the years ended March 31, 2024 and 2025, respectively.

(n)    Leases

The Company accounts for leases in accordance with ASU 2016-02, Leases (ASC Topic 842), which requires lessees to recognize leases on the balance sheets in the presentation of operating lease right-of-use assets and operating lease liabilities, and disclose key information about leasing arrangements.

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company’s leases are mainly short-term leases, and the Company has elected not to present short-term leases on the balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Company is reasonably certain to exercise. The Company recognizes lease expenses for these short-term leases on a straight-line basis over the lease term.

(o)    Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“Temporary differences”).

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those Temporary differences are expected to be recovered or settled. Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the end of the reporting period. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company believes there were no uncertain tax positions as of March 31, 2024 and 2025.

Guidance is also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income taxes disclosure. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended March 31, 2024 and 2025. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

CLOUD DATA HOLDINGS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(p)    Comprehensive income

The Company applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive income in a full set of these consolidated financial statements. Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Company’s comprehensive income includes net income and other comprehensive loss, which primarily consists of the foreign currency translation adjustment that has been excluded from the determination of net income.

(q)    Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(r)     Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2024 and 2025, there were no dilutive shares.

(s)     Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer.

The Company’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one principal reportable segment as defined by ASC 280. The Company has adopted Accounting Standards Update 2023-07 — Segment Reporting (Topic ASC 280) Improvements without material impact upon our financial position and results of operations.

(t)     Recent accounting pronouncements

The Company expects to be an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to take advantage of the extended transition periods. However, this election will not apply should the Company cease to be classified as an EGC.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive

CLOUD DATA HOLDINGS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except for share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is in the process of evaluating the effect of adopting ASU2023-06.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is in the process of evaluating the impact of adopting this new guidance.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires the disaggregation of certain expense captions into specified categories in disclosures within the notes to the consolidated financial statements to provide enhanced transparency into the expense captions presented on the face of the statement of income and comprehensive income. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted, and may be applied either prospectively or retrospectively to financial statements issued for reporting periods after the effective date of ASU 2024-03 or retrospectively to any or all prior periods presented in the financial statements. The Company is in the process of evaluating the impact of adopting ASU 2024-03.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Company’s results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows, or disclosures.

3.      ACCOUNTS RECEIVABLES, NET

Accounts receivable, net consisted of the following:

	As of March 31,
	2024	2025
	US$	US$
Accounts receivable	37,900	253,495
Less: allowance for credit loss	—	—
Accounts receivable, net	37,900	253,495

There was no balance or accrual of allowance for credit loss for accounts receivable as of March 31, 2024 and 2025, respectively. No credit loss provision was written off for the years ended March 31, 2024 and 2025, respectively.

Subsequently up to June 30, 2025, all outstanding accounts receivable were collected.

CLOUD DATA HOLDINGS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except for share data)

4.      PREPAYMENTS AND OTHER RECEIVABLES, NET

Prepayments and other receivables, net consisted of the following:

	As of March 31,
	2024	2025
	US$	US$
Prepayments to third-party suppliers	—	352,532
Prepayments to a related-party supplier (note 7(a))	623,679	132,554
Other receivables from third-party*	40,000	1,042,457
Total	663,679	1,527,543

____________

*        As of March 31, 2025, the outstanding balance of other receivables from third-party includes a US$1,000,000 loan to a third-party with annual interest rate of 3%. The loan is unsecured and repayable on demand.

5.      ORDINARY SHARES

The Company was established under the laws of the Cayman Islands on August 8, 2024, and issued a total of 12,000,000 ordinary shares on the same date. The Company’s Memorandum and Articles of Association authorizes the Company to issue up to 500,000,000 ordinary shares with a par value of US$0.0001 per share. The shareholders’ equity structure of the Company as of March 31, 2024 and 2025 were presented giving the retroactive effect to the Reorganization.

Subsequent private placement

On June 3, 2025, two existing shareholders subscribed for an aggregated 5,000,000 ordinary shares of the Company for a total consideration of approximately US$0.9 million. Following this subscription and issuance, the total number of ordinary shares increased from 12,000,000 to 17,000,000.

The Company considers that the above subsequent private placement in an aggregate of 5,000,000 ordinary shares is not part of the Company’s recapitalization, which was not accounted for on a retroactive basis as if the transaction occurred at the beginning of the period presented pursuant to ASC 260.

6.      TAXATION

The entities within the Company file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and accordingly, are exempted from Cayman Islands income tax. As such, the Company is not subject to tax on either income or capital gain. In addition, no withholding tax is imposed upon any payments of dividends by subsidiaries to the Company.

British Virgin Islands

The Cloud Data (BVI) Holdings Corporation is incorporated in the BVI. Under the current laws of the BVI, Cloud Data BVI is not subject to income or capital gains taxes. Additionally, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income.

On 21 March 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on 28 March 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2,000,000 of

CLOUD DATA HOLDINGS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except for share data)

6.      TAXATION (cont.)

estimated assessable profits of the qualifying group entity will be taxed at 8.25%, and estimated assessable profits above HK$2,000,000 will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

The income tax expense consisted of the following components:

	For the years ended
	March 31, 2024	March 31, 2025
	US$	US$
Current income tax expense	103,497	192,457
Deferred income tax expense	—	—
Total income tax expense	103,497	192,457

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the years ended March 31, 2024 and 2025 are as follows:

	For the years ended
	March 31, 2024	March 31, 2025
	US$	US$
Profit before income tax expense	758,237	1,297,152
Respectively statutory tax rate	16.50%	16.50%
Income taxes computed at statutory tax rate	125,109	214,030
Effect of two-tier tax rate	(21,087)	(21,173)
Tax effect of non-taxable items	(525)	(400)
Income tax expense	103,497	192,457
Effective income tax rate	13.65%	14.84%

As of March 31, 2024 and 2025, the Company had no deferred tax assets accrued.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2024 and 2025, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended March 31, 2024 and 2025, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

7.      RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company:

No.	Name of Related Parties	Relationship
1	Mr. Chang Liao	The controlling shareholder and CEO of the Company
2	Metaverse Digital Limited (“Metaverse”)	An entity controlled by the controlling shareholder and CEO of the Company
3	Happy Fortune Data Limited (“HAPPY”)	An entity controlled by the controlling shareholder and CEO of the Company
4	Guangzhou Feichang Data Limited (Feichang”)	An entity controlled by the controlling shareholder and CEO of the Company
5	Zhongshan Weijia Network Technology Limited (“Zhongshan Weijia”)	An entity controlled by the controlling shareholder and CEO of the Company

CLOUD DATA HOLDINGS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except for share data)

7.      RELATED PARTY TRANSACTIONS (cont.)

(a)     Balances of related-party transactions

Prepayments to a related party

	As of March 31,
	2024	2025
	US$	US$
Zhongshan Weijia*	623,679	132,554

____________

*        The balance represented the prepaid technical consulting service fee to Zhongshan Weijia. Details please refer to note 7(b)(3).

Amounts due from related parties

	As of March 31,
	2024	2025
	US$	US$
HAPPY	134,670	—
Metaverse	150,000	150,000
Total	284,670	150,000

Amount due to related parties

	As of March 31,
	2024	2025
	US$	US$
HAPPY	—	1,783
Feichang	958	3,047
Total	958	4,830

(b)    Related-party transactions

The Company had the following related party transactions for the years ended March 31, 2024 and 2025.

		For the years ended
		March 31, 2024	March 31, 2025
		US$	US$
Loans to	(1)
HAPPY		97,200	—
Metaverse		150,000	130,000

Loan repaid from	(1)
HAPPY		—	98,983
Metaverse		—	130,000

Sales to	(2)
HAPPY		37,470	62,450

CLOUD DATA HOLDINGS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except for share data)

7.      RELATED PARTY TRANSACTIONS (cont.)

		For the years ended
		March 31, 2024	March 31, 2025
		US$	US$
Purchase from
Zhongshan Weijia	(3)	669,930	665,231
HAPPY	(4)	324,124	268,107

Dividend to
Mr. Chang Liao	(5)	—	588,020

____________

(1)      Loans to related parties are unsecured, interest-free and repayable on demand. As of June 30, 2025, all such borrowings and loans have been fully collected/repaid.

(2)      The transactions represented the cloud services provided to HAPPY from January 1, 2024 to August 31, 2024, at a monthly service fee of US$12,490.

(3)      This transaction represents the technical consulting service fees paid by the Company to Zhongshan Weijia. As Cloud Data is still in the business development stage with staff shortage, the Company entered into a technical consulting agreement with Zhongshan Weijia for sourcing professional consultants in product technology, network operations, and technical maintenance services to support its daily operation.

During the period from April 1 to June 30, 2025, the Company recruited several technical professionals and built up its own talent team. Consequently, the Company early terminated the aforementioned contract on May 21, 2025.

(4)      These transactions represented IDC services that the Company sourced via HAPPY.

(5)      On July 31, 2024, dividends amounted to US$588,020 were approved and declared by board of directors of Cloud Data HK to Mr. Chang Liao. The payment was completed on September 24, 2024.

8.      CONCENTRATION AND RISK

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit, and the risk due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Concentration of credit risk

Assets that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, accounts receivable, other receivables, net and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Company’s cash are held with financial institutions that Company’s management believes to be high credit quality. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable. Based on the Company’s historical experiences in collection of other receivables, the Company consider the credit risk of these receivables to be low. Management conducts regular assessment on expected credit losses arising from non-performance by these counterparties. The Company evaluates its historical experience, the age of the accounts receivable and other receivables balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

CLOUD DATA HOLDINGS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except for share data)

8.      CONCENTRATION AND RISK (cont.)

Concentration of customers and suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit loss. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue.

	For the years ended
	March 31, 2024	March 31, 2025
Percentage of the Company’s total revenue
Customer A	72%	69%
Customer B	26%	17%
Customer C	—	12%

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of March 31,
	2024	2025
Percentage of the Company’s accounts receivable
Customer C	—	62%
Customer A	—	20%
Customer B	100%	18%

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total purchases:

	For the years ended
	March 31, 2024	March 31, 2025
Percentage of the Company’s total purchase
Zhongshan Weijia	65%	52%
HAPPY	31%	21%
Supplier D	—	25%

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total accounts payable:

	As of March 31,
	2024	2025
Percentage of the Company’s accounts payable
Supplier D	—	98%

CLOUD DATA HOLDINGS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except for share data)

9.      COMMITMENTS AND CONTINGENCIES

Commitments

As of March 31, 2024 and 2025, the Company had neither significant financial nor capital commitment.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no on-going or threatened claims and litigation as of March 31, 2025, and through the issuance date of these consolidated financial statements.

10.    SUBSEQUENT EVENTS

Termination on technical consulting service contract with Zhongshan Weijia

During the period from April 1 to June 30, 2025, the Company recruited several technicians and built up its own professional team, and determined it possesses sufficient internal resources to support daily operations and future growth. Consequently, the technical consulting service contract with Zhongshan Weijia, as negotiated and agreed by both contract parties, was early terminated on May 21, 2025, without any penalties or unsettled outstanding liabilities.

The Company has evaluated the impact of events that have occurred subsequent to August 1, 2025, through the issuance date of the consolidated financial statements, and concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except for the completion of the reorganization mentioned in Note 1b.

Until           , 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

            Ordinary Shares

Cloud Data Holdings Corporation

___________________________

Prospectus dated             , 2025

___________________________

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our second amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this Offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which to be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities.

During the past three years, we have issued and sold the following securities without registering such securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. No underwriter was involved in these issuances of securities.

Purchaser	Date of Sale or Issuance	Number of Ordinary Shares	Consideration		Underwriting Discount and Commission
Qiantian Holdings Limited	August 8, 2024	5,400,000	US$	Nil	N/A
Xunfeng Holdings Limited	August 8, 2024	1,800,000		Nil	N/A
Kanshui Holdings Limited	August 8, 2024	840,000		Nil	N/A
Genshan Holdings Limited	August 8, 2024	840,000		Nil	N/A
Kundi Holdings Limited	August 8, 2024	840,000		Nil	N/A
Zhenlei Holdings Limited	August 8, 2024	840,000		Nil	N/A
Duize Holdings Limited	August 8, 2024	840,000		Nil	N/A
Xinyao Investment Limited	August 8, 2024	600,000		Nil	N/A
Qiantian Holdings Limited	June 3, 2025	2,250,000		409,050	N/A
Xunfeng Holdings Limited	June 3, 2025	2,750,000		500,000	N/A

Item 8.    Exhibits and Financial Statement Schedules.

a) Exhibits

See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

b) Financial Statement Schedules

All supplement schedules are omitted because of the absence of conditions under which they are required or because the data is shown in the financial statements or notes thereto.

Item 9.    Undertakings.

The undersigned hereby undertakes:

(a)     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Cloud Data Holdings Corporation
EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect
4.1*	Registrant’s Specimen Certificate for Ordinary Shares
5.1*	Opinion of Appleby regarding the validity of the ordinary shares being registered
8.1*	Opinion of Appleby regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Grandall Zimmern Law Firm regarding certain Hong Kong tax matters
10.1*	Form of Indemnification Agreement with the Registrant’s directors
10.2*	Form of Employment Agreement between the Registrant and an executive officer of the Registrant
10.3*	English translation of the lease agreement by and between Cloud Data Network Limited and certain landlord dated June 2, 2025
21.1*	Subsidiaries of the registrant
23.1*	Consent of Frost & Sullivan
23.2*	Consent of Appleby (included in Exhibit 5.1)
23.3*	Consent of Grandall Zimmern Law Firm (included in Exhibit 8.2)
23.5*	Consent of [independent director] to be a director nominee
23.6*	Consent of [independent director] to be a director nominee
23.7*	Consent of [independent director] to be a director nominee
24.1*	Power of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
107*	Calculation of Filing Fee Tables

____________

*        To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, China, on            , 2025.

Cloud Data Holdings Corporation
By:
Name:	Chang Liao
Title:	Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mr. Chang Liao as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on             , 2025 in the capacities indicated:

Signature	Title
Chief Executive Officer and Chairman of the Board of Directors
Name: Chang Liao	(principal executive officer)
Chief Financial Officer
Name: Wenhong He	(principal finance and accounting officer)
Director
Name: Xiao Xiao
* By:
	Name:	Chang Liao
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Cloud Data Holdings Corporation has signed this registration statement or amendment thereto in            on            , 2025.

Authorized U.S. Representative
By:
Name:
Title: